At the speed

of life

Rogers Communications Inc.

2016 Annual Report

ROGERS™

At home, across the country and around the world –

that’s the speed of life, and it’s never been faster.

About Rogers

Page 3 Delivering on our strategy in 2016

Page 4 2016 financial and operating results

Page 5 Segment overview

Pages 7–15 Letter from the CEO

Page 15 Looking ahead

Pages 16–17 Corporate governance

Page 18 Senior executive officers

Page 19 Directors

Pages 20–21 Corporate social responsibility

Page 22 Our vision and values

Page 23 2016 financial report

Page 152 Shareholder information

2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 1

About Rogers Rogers is a leading diversified Canadian communications and media company that’s working to deliver a great experience to our customers every day.

We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines and digital media.

Our shares are publicly traded on the Toronto Stock Exchange

(TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). Page 3 Page 4

Page 5 Pages 7–15 Delivering on our strategy in 2016

2016 financial and operating results Segment overview Letter from the CEO

Page 15 Pages 16–17 Page 18 Page 19

Looking ahead Corporate governance Senior executive officers Directors

Pages 20–21 Page 22 Page 23 Page 152

Corporate social responsibility Our vision and values 2016 financial report

Shareholder information 2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 1

2 ROGERS COMMUNICATIONS INC. 2016 ANNUAL REPORT

Delivering on our strategy in 2016

Total revenue
(In billions of dollars)

12.9
13.4
13.7
2014
2015
2016

Adjusted operating profit
(In billions of dollars)

5.0
5.0
5.1
2014
2015
2016

Free cash flow
(In billions of dollars)

1.4
1.7
1.7
2014
2015
2016

5%

Wireless service revenue growth

compared to 2% in 2015

4bps

decrease in Wireless postpaid churn

to a churn rate of 1.23% in 2016

286k

Wireless postpaid net additions

180k or 170% increase from 2015

11%

Internet revenue growth

the growth engine of our Cable segment

97k

Internet net additions

60k or 162% increase from 2015

56%

increase in self-serve transactions

on the Rogers brand from 2015

2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 3

Delivering on our strategy in 2016 Total revenue (In billions of dollars) Adjusted operating profit (In billions of dollars) Free cash flow

(In billions of dollars) 12.9 13.4 13.7 5.0 5.0 5.1 1.4 1.7 1.7

2014 2015 2016 2014 2015 2016 2014 2015 2016 5% 4bps

286k Wireless service revenue growth decrease in Wireless postpaid churn Wireless postpaid net additions compared to 2% in 2015 to a churn rate of 1.23% in 2016 180k or 170% increase from 2015 11%

97k 56% Internet revenue growth Internet net additions increase in self-serve transactions the growth engine of our Cable segment 60k or 162% increase from 2015 on the Rogers brand from 2015 2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 3

2016 financial

and operating results

Total revenue

Wireless 57%

$13.7 Cable 25%

Billion Media 15%

Business Solutions 3%

Adjusted operating profit

Wireless 63%

$5.1 Cable 32%

Billion Media 3%

Business Solutions 2%

KEY FINANCIAL INFORMATION Years ended December 31

(In millions of dollars, except margins and per share amounts, unaudited) 2016 2015 % Change

Total revenue 13,702 13,414 2

Total service revenue 1 13,027 12,649 3

Adjusted operating profit 2 5,092 5,032 1

Adjusted operating profit margin 2 37.2% 37.5% (0.3 pts)

Net income 3 835 1,342 (38)

Adjusted net income 2, 3 1,481 1,479 —

Basic earnings per share 3 $1.62 $2.61 (38)

Adjusted basic earnings per share 2, 3 $2.88 $2.87 —

Additions to property, plant and equipment 2,352 2,440 (4)

Cash provided by operating activities 3,957 3,747 6

Free cash flow 2 1,705 1,676 2

Annualized per-share dividend at year-end $1.92 $1.92 –

As at or years ended December 31

KEY PERFORMANCE INDICATORS 2016 2015 Change

Subscriber count results (000s) 1

Wireless postpaid net additions 286 106 180

Wireless prepaid net additions 111 75 36

Internet net additions 97 37 60

Television net losses (76) (128) 52

Phone net additions (losses) 4 (60) 64

Additional Wireless metrics 1

Postpaid churn (monthly) 1.23% 1.27% (0.04 pts)

Postpaid ARPA (monthly) $117.37 $110.74 $6.63

Blended ARPU (monthly) $60.42 $59.71 $0.71

Ratios

Capital intensity 1 17.2% 18.2% (1.0 pts)

Dividend payout ratio of free cash flow 2 58% 59% (1.0 pts)

Return on assets 1,3 2.9% 4.6% (1.7 pts)

Adjusted net debt / adjusted operating profit 2 3.0 3.1 (0.1)

1 As defined. See “Key Performance Indicators”.

2 Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic earnings per share, free cash flow, dividend payout ratio of free cash flow, and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

3 As a result of an IASB-issued clarification to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information.

4 ROGERS COMMUNICATIONS INC. 2016 ANNUAL REPORT

Wireless

2016 Revenue

$7.9
Billion

- Service 92%
- Equipment 8%

Canada's largest service provider

ROGERS.

fido

chatr MOBILE

95% LTE coverage

of Canada's population

Cable & Business Solutions

2016 Revenue

$3.8
Billion

- Television 41%
- Internet 39%
- Phone 10%
- Business Solutions 10%

Ignite **Gigabit** Internet service

offered to our entire Cable footprint in 2016

4.2 Million

Canada's largest cable TV provider

Media

2016 Revenue

$2.1
Billion

- Sports 56%
- TV and Radio Broadcasting 22%
- The Shopping Channel and other 22%

#1

sports media brand in Canada

SN for the second year in a row

Owner of the Toronto Blue Jays Baseball Club

Operating 51 radio stations & 25 TV channels

[1] Ontario, New Brunswick, and Newfoundland and Labrador

2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 5

Wireless Cable & Business Solutions Media 2016 Revenue 2016 Revenue 2016 Revenue $7.9 Billion $3.8 Billion $2.1 Billion Service 92% Television 41% Sports 56% Equipment 8% Internet 39% TV and Radio Broadcasting 22% Phone 10% The Shopping Channel Business Solutions 10% and other 22% Canada’s largest Ignite service provider Gigabit Internet service #1 sports media brand in Canada offered to our entire Cable footprint in 2016 for the second year in a row Owner of the 95% LTE 4.2 Million Toronto coverage of Canada’s population homes passed, representing the largest cable footprint across ON, NB and NL 1 Blue Jays Baseball Club A Canadian leader in M2M communications & IoT applications Canada’s largest cable TV provider Operating 51 radio stations & 25 TV channels 1 Ontario, New Brunswick, and Newfoundland and Labrador 2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 5 ROGERSTM Fido chatrTM MOBILE

6 ROGERS COMMUNICATIONS INC. 2016 ANNUAL REPORT

Our 2016 results reflect solid execution of our plan and the value inherent in our unmatched asset portfolio.

Building for the long term

Alan D. Horn

Chairman of the Board

and Interim President

and Chief Executive Officer

Fellow Shareholders,

In 2016, we took important strategic steps designed to build long-term shareholder value, while at the same time delivering strong results.

We continued to invest in our networks and our people to provide an ever-improving experience for our customers.

Our 2016 results reflect solid execution of our plan and the value inherent in our unmatched asset portfolio.

We achieved our best subscriber acquisition and retention metrics for a number of years, and revenue, adjusted operating profit and free cash flow all increased in line with our 2016 targets. Shareholder return for the year, which included $988 million in dividend payments, was 12.6%.

2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 7

We achieved our best subscriber metrics in recent years.

2016 Achievements Against Guidance 1

(in millions of dollars, except percentages)

2015 Actuals 2016 Guidance ranges 3 2016 Actuals Achievement Consolidated Guidance Revenue 13,414 Increase of 1% to 3% 13,702 2.1% Adjusted operating profit 2 5,032 Increase of 1% to 3% 5,092 1.2% Additions to property, plant and equipment 3 2,440 2,300 to 2,400 2,352 n/m Free cash flow 2 1,676 Increase of 1% to 3% 1,705 1.7%

1 The table outlines guidance ranges for selected full-year 2016 consolidated financial metrics provided in our January 27, 2016 earnings release. Guidance ranges presented as percentages reflect percentage increases over 2015 actual results.

Achieved

2 Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies.See “Non-GAAP Measures” for information about these measures, including how we calculate them.

3 Includes additions to property, plant and equipment for the Wireless, Cable, Business Solutions, Media, and Corporate segments and does not include expenditures on spectrum licences.

We regained strong momentum in Wireless, our largest segment, despite another year of intense competition. We gained more market share than we have in several years, reinforcing our position as Canada’s largest wireless provider. We also attracted the highest number of new postpaid customers in Rogers history while retaining more existing customers. Our postpaid customer churn was at its lowest level since 2010.

In Cable, Internet continued to be the growth engine of this business. Our product mix continues to shift to these higher-margin services. At Rogers, we offer the fastest widely available speeds in our marketplace. Accordingly, we reported double-digit Internet revenue growth in 2016 and our Ignite Internet offerings are being experienced by an ever-increasing number of Canadian households.

Revenue, adjusted operating profit and free cash flow all increased in line with our 2016 targets.

Late in 2016, we announced a long-term strategic partnership with Comcast to bring Rogers customers a best-in-class video experience by deploying the X1 all-IP-based video platform. As a result, we terminated our internal IPTV initiative. While the financial impact of this was significant, we plan to offer customers a proven, scalable IPTV experience beginning in early 2018. They will also benefit from a continuous stream of the latest innovations in voice, data, video, smart home monitoring, and other connected devices in the home. In the interim, customers will see enhancements to our existing TV platform, as well as new customer premise equipment which will leverage our DOCSIS 3.1 network upgrade completed in 2016.

Media delivered another year of compelling content and entertainment. For the second year in a row, Sportsnet was the number one sports media brand in Canada. We made a commitment to shift from print to digital to keep pace with changing audience demands.

8 ROGERS COMMUNICATIONS INC. 2016 ANNUAL REPORT

We regained strong momentum in our largest segment, Wireless, despite another year of intense competition.

2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 9

Roam Like Home has revolutionized the way our customers use their smartphones when they travel.

10 ROGERS COMMUNICATIONS INC. 2016 ANNUAL REPORT

As always, our customers are at the centre of everything we do, and our top priority is to offer the products and services they want and need for the best customer experience. With that in mind, we launched a number of tools and offerings throughout the year to make our customers’ lives a little easier.

Among others, we expanded worry-free wireless roaming; launched simplified, mobile-first billing; and introduced a tool that allows families to manage their wireless data in real time. We also introduced Rogers Unison, which offers the features of a traditional office desk phone system across multiple devices, allowing businesses to become more mobile and cost-effective.

We recognize our customers want simplicity and immediacy when it comes to customer care. One of the ways we have addressed this is by investing in a variety of self-serve options, including social media support. We were the first telecommunications company in the world to launch customer care via Facebook Messenger, and this year, we were among the first globally to launch on Twitter. Our approach is resonating with customers, as we saw 56% more self-service transactions in 2016 than in the prior year.

Rogers has consistently differentiated itself by investing in our network to deliver leading network service performance.

Based on the Commissioner for Complaints for Telecommunications Services 2015-2016 Annual Report, Rogers had a complaint resolution rate of 95% which was the best of any major Canadian carrier. We still have significant work to do and look forward to doing more for our customers in 2017, including offering more self-serve options and new ways to interact with us digitally.

Rogers has consistently differentiated itself by investing in our network to deliver leading network service performance. Today, more than ever, this is critical to our ongoing success. The average number of connected devices has increased to more than 10 per household. Customers are consuming more and more video content, including 4K television. Customers need more speed and capacity and this will only increase. We are in the best position to provide this now and customers can be sure that with Rogers, they will continue to enjoy a leading Internet and video experience.

Our customers are at the centre of everything we do.

2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 11

We offer the fastest widely available Internet speeds in our marketplace.

Our hybrid fibre-coax cable network allows us to scale efficiently in line with our customers’ growing demands. In our footprint, 46% of our residential Internet customers experience speeds of 100 Mbps or higher – twice as fast as our major competitor’s widely available speed. In anticipation of our customers’ future needs, we also rolled out our Ignite Gigabit Internet service using the latest DOCSIS 3.1 technology to our entire footprint of more than four million homes in 2016.

Our Wireless spectrum and network investments enable us to provide the connectivity, speed and reliability our customers have come to enjoy and expect. We expanded our multi-band LTE wireless network coverage to 95% of Canada’s population and continued to roll out our prime 700 MHz spectrum, which now covers 91% of Canada’s population.

As with our networks, we are committed to making the right investments in our people to ensure we deliver for our customers. Our goal has always been to attract, develop and retain the best people to serve our customers.

46% of our Internet residential customers experience the benefits from speeds of 100 Mbps or more.

In 2016, we increased our investment in training and development. We launched an intensive leadership program for more than 160 executives, and we plan to broaden that program to include another 650 leaders. This year we are also expanding our onboarding program to include all of our 1,400 call centre employees. We again garnered external recognition for our efforts to make Rogers a great place to work when we were named one of Canada’s Top 100 Employers for the fourth consecutive year.

Rogers has always been committed to making meaningful contributions to the communities where we live and work. This year, we expanded our Connected for Success program across our Cable footprint. The program offers access to affordable broadband Internet to more than 150,000 low-income Canadians living in community housing. I encourage you to review the corporate social responsibility section of this annual report for a more detailed discussion of our commitments.

12 ROGERS COMMUNICATIONS INC. 2016 ANNUAL REPORT

™ TORONTO BLUE JAYS, uniform, all related marks and designs and player photograph are trademarks and/or copyright of Rogers Blue Jays Baseball Partnership. Used under license.

Another successful season for the Toronto Blue Jays TM contributed to Sportsnet’s success as the #1 sports media brand in Canada.

2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 13

Build for tomorrow

We intend to deliver sustainable long-term growth by making the most of the opportunities embedded in our existing assets.

14 ROGERS COMMUNICATIONS INC. 2016 ANNUAL REPORT

Our 2017 guidance reflects a stronger growth outlook.

Full Year 2017 Guidance 1

(In millions of dollars, except percentages)

2016 Actual 2017 Guidance Ranges 1 Consolidated Guidance

Revenue 13,702 Increase of 3% to 5% Adjusted operating profit 2 5,092 Increase of 2% to 4% Additions to property, plant and equipment, net 3 2,352 2,250 to 2,350 Free cash flow 2 1,705

Increase of 2% to 4% 1 Guidance ranges presented as percentages reflect percentage increases over full-year 2016 actual results. 2 Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them. 3 Includes additions to property, plant and equipment for the Wireless, Cable, Business Solutions, Media, and Corporate segments net of proceeds on disposition, but does not include expenditures for spectrum licences.

Looking ahead

We begin 2017 with a strong financial position, including investment grade debt ratings with stable outlooks. We plan to enhance our financial flexibility, improve our execution and capture cost efficiencies and productivity improvements we see throughout the business. This will position us well to translate our revenue growth into increased profitability and free cash flow. As such, our 2017 guidance reflects a stronger growth outlook compared to our achievements in 2016.

We have the right plan, tremendous strength in our 25,000 dedicated employees and executive team to build on the momentum we have established. As always our goal is to deliver sustainable, long-term growth by making the most of the opportunities embedded in our existing assets.

We plan to enhance our financial flexibility, improve our execution and capture cost efficiencies and productivity improvements we see throughout our business.

In closing, I would like to thank our customers, employees and shareholders for their support and my fellow Board members for their stewardship and guidance. While 2017 will undoubtedly mark another year of fierce competition, we will continue our journey of building long-term value for the benefit of all our key stakeholders.

Alan D. Horn

Chairman of the Board

and Interim President

and Chief Executive Officer

2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 15

Corporate governance

As of February 9, 2017

“Rogers is committed to sound corporate governance practices and the structure of our Board is intended to ensure that the Directors and management act in the interests of all Rogers shareholders. Rogers benefits from the presence of strong, independent voices on our Board who add valued perspectives to oversight and decision making.”

Charles Sirois

Lead Director

Rogers Communications Inc.

Rogers Communications Inc.’s Board of Directors (the Board) is strongly committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. We are a family-founded and controlled company and take pride in our proactive and disciplined approach towards ensuring that Rogers’ governance structures and practices are deserving of the confidence of the public capital markets.

Voting control of Rogers Communications Inc. is held by a trust, of which members of the Rogers family are beneficiaries. This trust holds voting control of Rogers Communications Inc. for the benefit of successive generations of the Rogers family.

As substantial stakeholders, the Rogers family is represented on our Board and brings a long-term commitment to oversight and value creation. At the same time, we benefit from having outside directors who are experienced North American business leaders.

The Board believes that the Company’s governance and risk management systems are effective and that the appropriate structures and procedures are in place.

The composition of our Board and structure of its various committees are outlined in the table on the next page. As well, we make available detailed information on our governance structures and practices – including our complete Statement of Corporate Governance Practices, our codes of conduct and ethics, full committee charters and Board member biographies – in the Corporate Governance section at rogers.com/governance. At this link, you will find a summary of the differences between the NYSE corporate governance rules applicable to U.S.-based companies and our governance practices as a non-U.S.-based issuer that is listed on the NYSE.

The Audit and Risk Committee reviews the Company’s accounting policies and practices, the integrity of the Company’s financial reporting processes and procedures and the financial statements and other relevant disclosures for release to shareholders and the public. The Committee also assists the Board in its oversight of the Company’s compliance with legal and regulatory requirements relating to financial reporting; assesses the accounting systems and financial control systems; and evaluates the qualifications, independence and work of external and internal auditors. It also reviews risk management policies and associated processes to identify major risk exposures.

The Corporate Governance Committee assists and makes recommendations to ensure the Board has developed appropriate systems and procedures to enable it to exercise and discharge its responsibilities. To carry this out, the Corporate Governance Committee assists the Board in developing, recommending and establishing corporate governance policies and practices, and leads the Board in its periodic review of the performance of the Board and its committees.

16 ROGERS COMMUNICATIONS INC. 2016 ANNUAL REPORT

Board of Directors and its Committees Chair Member Audit and Risk Corporate Governance Nominating Human Resources Executive Finance Pension Alan D. Horn, cpa, ca Charles Sirois C. William D. Birchall Bonnie R. Brooks Robert K. Burgess

John H. Clappison, fcpa, fca Philip B. Lind, cm John A. MacDonald Isabelle Marcoux The Hon. David R. Peterson, pc, qc Edward S. Rogers Loretta A. Rogers Martha L. Rogers Melinda M. Rogers

The Nominating Committee identifies prospective Director nominees for election by the shareholders and for appointment by the Board and also recommends nominees for each committee of the Board, including each committee’s Chair.

The Human Resources Committee assists the Board in monitoring, reviewing and approving compensation and benefit policies and practices. The Committee is responsible for recommending senior management compensation and for monitoring succession planning with respect to senior executives.

The Executive Committee assists the Board in discharging its responsibilities in the intervals between meetings of the Board, including to act in such areas as specifically designated and authorized at a preceding meeting of the Board and to consider matters concerning the Company that may arise from time to time.

The Finance Committee reviews and reports to the Board on matters relating to the Company’s investment strategies and general debt and equity structure.

The Pension Committee supervises the administration of the Company’s pension plans and reviews the provisions and investment performance of the Company’s pension plans.

For a complete description of Rogers’ corporate governance structure and practices and copies of our annual information circular and proxy, go to rogers.com/investors

Rogers’ good governance practices

Separation of CEO and Chairman Roles 1

Independent Lead Director

Formal Corporate Governance Policy and Charters

Code of Business Conduct and Whistleblower Hotline

Director Share Ownership Guidelines

Board and Committee In Camera Discussions

Annual Reviews of Board and Committee Performance

Audit and Risk Committee Meetings with Internal and External Auditors

Orientation Program for New Directors

Board Education Sessions

Committee Authority to Retain Independent Advisors

Director Material Relationship Standards

1 As a result of the departure of our former CEO, on an interim basis the roles of CEO and Chairman are not separated. The roles of CEO and Chairman will again be seperate once our new CEO commences at Rogers.

2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 17

Senior executive officers

1 2 3 4 5 6 7 8 9 10 11 12 For detailed biographical information of Rogers’ Executive Officers go to rogers.com/investors

1 Alan D. Horn, cpa, ca Interim President and Chief Executive Officer 2 Bob Berner Chief Technology Officer 3 Frank Boulben Chief Strategy Officer 4 Rick Brace President,

Media Business Unit 5 Dale Hooper Chief Brand Officer 6 Nitin Kawale President, Enterprise Business Unit

7 Deepak Khandelwal Chief Customer Officer 8 David Miller Chief Legal Officer and Secretary 9 Jim Reid

Chief Human Resources Officer 10 Anthony Staffieri, fcpa, fca Chief Financial Officer 11 Jamie Williams Chief Information Officer

12 Dirk Woessner President, Consumer Business Unit 18 ROGERS COMMUNICATIONS INC. 2016 ANNUAL REPORT

Directors

1

2

3

4

5

6

7

8

9

10

11

12

13

For detailed biographical information of Rogers’ Directors go to rogers.com/investors

* Alan D. Horn, cpa, ca Chairman Rogers Communications Inc. * Pictured on previous page 1 Charles Sirois, cm Lead Director Rogers Communications Inc. Chairman Telesystem Ltd. 2 C. William D. Birchall Company Director 3 Bonnie R. Brooks, cm Company Director 4 Robert K. Burgess Company Director 5 John H. Clappison, fcpa, fca Company Director 6 Philip B. Lind, cm Vice Chairman 7 John A. MacDonald Company Director 8 Isabelle Marcoux Chair Transcontinental Inc. 9 The Hon. David R. Peterson, pc, qc Chairman Emeritus Cassels Brock & Blackwell LLP 10 Edward S. Rogers Deputy Chairman 11 Loretta A. Rogers Company Director 12 Martha L. Rogers Company Director 13 Melinda M. Rogers Company Director 2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 19

Corporate social responsibility

We’re always striving to do what’s right for our stakeholders and our country, whether it’s providing access to the Internet to people who can’t afford it, exercising environmental stewardship across our organization, or ensuring our suppliers are living up to our own values.

Our Connected for Success program offers access to affordable broadband Internet to over 150,000 Canadians with low-incomes living in community housing. Originally launched in 2013 in partnership with Toronto Community Housing, we expanded the program in 2016 so that it is now available for residents in non-profit housing organizations across our Cable footprint, giving them the tools and resources needed to experience the benefits of connectivity.

In 2016, we made significant strides to ensure that our suppliers are adhering to ethical and sustainable practices that meet with our own values. In early 2016, we joined the Joint Audit Cooperation (JAC), a group of global telecom companies that share common suppliers. Through our participation in JAC, we share audit results among our peers to ensure that our suppliers adhere to internationally recognized supply chain and sustainability standards along the ICT supply chain, upholding human rights and social, labour and environmental standards. Rogers was the first Canadian company to join JAC and we began our first audits in 2016.

Recognized as one of Canada’s Top 100 Employers.

In addition to ensuring that our products are made while upholding sustainability principles, we also ensure that our products and services are inclusive and accessible. We have a team of customer service representatives who specialize in our accessibility offerings. We continue to offer a wireless accessibility data and text plan for people who are deaf or hard-of-hearing or have speech impediments. The plan includes unlimited messaging and adjusts based on the customer’s monthly usage.

We continue to make steady progress towards our environmental targets to reduce our greenhouse gas emissions and energy usage by 25% and 10%, respectively, by 2025, based on 2011 levels. We were once again named as one of Canada’s Greenest Employers by Mediacorp. We also received our best-ever score from our 2016 Carbon Disclosure Project submission – receiving an overall grade of B, ahead of our industry and Canadian average of C, demonstrating that we are taking the necessary steps to reduce our carbon emissions.

20 ROGERS COMMUNICATIONS INC. 2016 ANNUAL REPORT

In 2016, we continued to invest in lighting upgrades, temperature adjustments and equipment run times in order to reduce energy consumption. We’ve also made energy improvements, with more energy efficient computers, monitors and lighting. Our waste reduction programs have also continued to take hold. Our Get Up & Get Green internal waste program has allowed us to centralize waste bins and allow for better sorting measures.

Within our business, we have also invested in the employee experience by delivering more training and development programs. In 2016, our employee engagement score rose by two points to 78%, showing that our investments are making an impact on our employees. We were also recognized once again this year as one of Canada’s Top 100 Employers, one of Canada’s Best Diversity Employers, one of Canada’s Top Employers for Young People and one of Greater Toronto’s Top Employers.

In 2016, Rogers Hometown Hockey returned to host events in 24 new Canadian communities, uniting hockey fans and families across the country.

In addition, we’re continuing to support the Canadian economy through our business and community investments. Over the last year, we’ve donated approximately $60 million through cash and in-kind donations to various charitable organizations and causes and our Jays Care Foundation funds programs and facilities that promote physical activity, education and life-skill development among Canadian youth. As well, through the Rogers Employee Volunteer program, employees are given one paid day off annually, to volunteer at the registered charity of their choice.

We look forward to continuing our stewardship as a responsible corporate citizen for all of the stakeholders of our organization.

For more information on Corporate Social

Responsibility at Rogers, please see our website

rogers.com/csr and look out for our 2016 CSR

Report, which will be released in spring 2017.

2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 21

Our vision and values

We aspire to grow our company by building a brilliant digital future for Canadians

Who We Are

We are Rogers, a Canadian family business.

We believe in innovation in everything we do.

We invest ahead of the curve, and build for tomorrow.

We deliver value and quality. We don’t cut corners.

We understand you’re really busy, so we make things simple.

Customers are part of our family, and we always look after family.

We train and develop our people so you can always rely on us.

We work as one team, with one goal: to serve you better.

We love what we do. Tomorrow, we aim to do it even better.

“The best is yet to come.” — Ted Rogers

What We Believe In

The world always needs new ideas

The customer’s problems are ours to solve

Investing in people always pays off

Being the best is the only goal worth having

We win as a team, or not at all

How We Work

Simplify and innovate

Take ownership of the what and the how

Equip people to succeed

Execute with discipline and pride

Talk straight, build trust, and over deliver

22 ROGERS COMMUNICATIONS INC. 2016 ANNUAL REPORT

2016 Financial Report

24	MANAGEMENT’S DISCUSSION AND ANALYSIS		71	Governance and Risk Management
				71	Governance at Rogers
26	Executive Summary			73	Social Responsibility
	26	About Rogers		74	Risk Management
	27	2016 Highlights		75	Risks and Uncertainties Affecting Our Business
	29	Financial Highlights		81	Controls and Procedures

30	Understanding Our Business		82	Regulation in Our Industry
	30	Products and Services		83	Wireless
	32	Competition		85	Cable
	34	Industry Trends		86	Media

35	Our Strategy, Key Performance Drivers, and Strategic Highlights		87	Other Information
				87	Accounting Policies
	35	Our Strategic Priorities		91	Key Performance Indicators
	36	2016 Objectives		93	Non-GAAP Measures
	36	Key Performance Drivers and 2016 Strategic Highlights		96	Summary of Financial Results of Long-Term Debt Guarantor
	38	2017 Objectives
	39	Financial and Operating Guidance		97	Five-Year Summary of Consolidated Financial Results

40	Capability to Deliver Results		98	CONSOLIDATED FINANCIAL STATEMENTS
	40	Leading Networks
	42	Powerful Brands	98	Management’s Responsibility for Financial Reporting
	42	Widespread Product Distribution
	43	First Class Media Content	99	Report of Independent Registered Public Accounting Firm
	43	Customer Experience
	43	Engaged People	101	Consolidated Statements of Income
	43	Financial Strength and Flexibility
	44	Healthy Trading Volumes and Dividends	102	Consolidated Statements of Comprehensive Income

45	2016 Financial Results		103	Consolidated Statements of Financial Position
	45	Summary of Consolidated Results
	46	Key Changes in Financial Results This Year Compared to 2015	104	Consolidated Statements of Changes in Shareholders’ Equity

	47	Wireless
	50	Cable	105	Consolidated Statements of Cash Flows
	52	Business Solutions
	53	Media	106	Notes to Consolidated Financial Statements
	54	Additions to Property, Plant and Equipment
	55	Review of Consolidated Performance
	58	Quarterly Results
	61	Overview of Financial Position

62	Managing Our Liquidity and Financial Resources
	62	Sources and Uses of Cash
	65	Financial Condition
	66	Financial Risk Management
	70	Dividends and Share Information
	71	Commitments and Contractual Obligations
	71	Off-Balance Sheet Arrangements

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2016. This MD&A should be read in conjunction with our 2016 Audited Consolidated Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. Charts, graphs, and diagrams are included for reference; however, they do not form part of this MD&A. This MD&A is current as at February 9, 2017 and was approved by the Rogers Communications Inc. Board of Directors (the Board). This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and our subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. Rogers also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this year refers to the year ended December 31, 2016, and last year refers to the year ended December 31, 2015. All results commentary is compared to the equivalent period in 2015 or as at December 31, 2015, unless otherwise indicated.

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:

•

typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•

includes conclusions, forecasts, and projections based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information and statements include forecasts and projections related to the following items, some of which are non-GAAP measures (see “Non-GAAP Measures” for more information), among others:

•	revenue;
•	total service revenue;
•	adjusted operating profit;
•	additions to property, plant and equipment;
•	cash income taxes;
•	free cash flow;
•	dividend payments;
•	the growth of new products and services;
•	expected growth in subscribers and the services to which they subscribe;
•	the cost of acquiring and retaining subscribers and deployment of new services;
•	continued cost reductions and efficiency improvements;
•	traction against our ratio of adjusted net debt / adjusted operating profit; and
•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under “Financial and Operating Guidance” relating to our 2017 consolidated guidance on revenue, adjusted operating profit, additions to property, plant and equipment, and free cash flow. All other statements that are not historical facts are forward-looking statements.

We base our conclusions, forecasts, and projections (including the aforementioned guidance) on the following factors, among others:

•	general economic and industry growth rates;
•	currency exchange rates and interest rates;
•	product pricing levels and competitive intensity;
•	subscriber growth;
•	pricing, usage, and churn rates;
•	changes in government regulation;
•	technology deployment;
•	availability of devices;
•	timing of new product launches;
•	content and equipment costs;
•	the integration of acquisitions; and
•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

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RISKS AND UNCERTAINTIES

Actual events and results can be substantially different from what is expressed or implied by forward-looking information because of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

•	regulatory changes;
•	technological changes;
•	economic conditions;
•	unanticipated changes in content or equipment costs;
•	changing conditions in the communications, entertainment, and/or information industries;
•	the integration of acquisitions;
•	litigation and tax matters;
•	the level of competitive intensity;
•	the emergence of new opportunities; and
•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in this MD&A entitled “Regulation in Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators which can be found at sedar.com and sec.gov, respectively.

FOR MORE INFORMATION

You can find more information about us, including our Annual Information Form, on our website (rogers.com/investors), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this document does not constitute part of this MD&A.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Executive Summary

ABOUT ROGERS

Rogers is a leading diversified Canadian communications and media company.

Rogers is a leading diversified Canadian communications and media company that’s working to deliver a great experience to our customers every day. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media.

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 25,200 employees. Our head office is in Toronto, Ontario and we have numerous offices across Canada.

FOUR REPORTING SEGMENTS

We report our results of operations in four reporting segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions	Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

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2016 HIGHLIGHTS

KEY FINANCIAL INFORMATION

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2016	2015	% Chg
Consolidated
Total revenue	13,702	13,414	2
Total service revenue [1]	13,027	12,649	3
Adjusted operating profit [2]	5,092	5,032	1
Adjusted operating profit margin [2]	37.2%	37.5%	(0.3 pts	)
Net income [3]	835	1,342	(38)
Adjusted net income [2,3]	1,481	1,479	–
Basic earnings per share [3]	$1.62	$2.61	(38)
Adjusted basic earnings per share [2,3]	$2.88	$2.87	–
Cash provided by operating activities	3,957	3,747	6
Free cash flow [2]	1,705	1,676	2
Wireless
Revenue	7,916	7,651	3
Adjusted operating profit	3,285	3,239	1
Adjusted operating profit margin as a % of service revenue	45.3%	46.9%	(1.6 pts	)
Cable
Revenue	3,449	3,465	–
Adjusted operating profit	1,674	1,658	1
Adjusted operating profit margin	48.5%	47.8%	0.7 pts
Business Solutions
Revenue	384	377	2
Adjusted operating profit	123	116	6
Adjusted operating profit margin	32.0%	30.8%	1.2 pts
Media
Revenue	2,146	2,079	3
Adjusted operating profit	169	172	(2)
Adjusted operating profit margin	7.9%	8.3%	(0.4 pts	)

[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY PERFORMANCE INDICATORS

	As at or years ended December 31
	2016	2015	Chg
Subscriber count results (000s) [1]
Wireless postpaid net additions	286	106	180
Wireless prepaid net additions	111	75	36
Wireless subscribers	10,274	9,877	397

Internet net additions	97	37	60
Internet subscribers	2,145	2,048	97

Television net losses	(76)	(128)	52
Television subscribers	1,820	1,896	(76)

Phone net additions (losses)	4	(60)	64
Phone subscribers	1,094	1,090	4
Additional Wireless metrics [1]
Postpaid churn (monthly)	1.23%	1.27%	(0.04 pts	)
Postpaid ARPA (monthly)	$117.37	$110.74	$6.63
Blended ARPU (monthly)	$60.42	$59.71	$0.71
Ratios
Capital intensity [1]	17.2%	18.2%	(1.0 pts	)
Dividend payout ratio of net income [1,2]	118.0%	74.0%	44.0 pts
Dividend payout ratio of free cash flow [1,3]	57.9%	58.9%	(1.0 pts	)
Return on assets [1,2]	2.9%	4.6%	(1.7 pts	)
Adjusted net debt / adjusted operating profit [3]	3.0	3.1	(0.1)
Employee-related information
Total active employees (approximate)	25,200	26,200	(1,000)

[1]	As defined. See “Key Performance Indicators”.
[2]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information.
[3]

Dividend payout ratio of free cash flow and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

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FINANCIAL HIGHLIGHTS

REVENUE AND ADJUSTED OPERATING PROFIT

•	Revenue increased by 2% this year, primarily driven by Wireless service revenue growth of 5%.
•

Wireless service revenue increased largely as a result of a larger subscriber base and the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans and the increase in data usage on these plans.

•

Cable revenue decreased marginally as the 11% increase in Internet revenue from the larger subscriber base and movement of customers to higher-end speed and usage tiers was offset by lower Television and Phone revenue, primarily due to Television subscriber losses over the past year and the impact of Phone pricing packages. We reported positive Cable total service unit net additions in 2016, driven by Internet net additions of 97,000, up 60,000 year on year, and improved Television net losses. We continue to see an ongoing shift in product mix to higher-margin Internet services, with 46% of our residential Internet base now on plans with download speeds of 100 megabits per second or higher.

•

Business Solutions revenue increased this year primarily as a result of the growth in on-net next generation services (including our data centre businesses), which more than offset the continued planned reduction in lower margin, off-net legacy revenue.

•

Media revenue increased as a result of higher sports-related revenue, driven by the strength of Sportsnet and the success of the Toronto Blue Jays, partially offset by continued softness in publishing and radio advertising.

•

Adjusted operating profit increased 1% this year, with a consolidated adjusted operating profit margin of 37.2%, resulting from higher adjusted operating profit in Wireless, Cable, and Business Solutions, partially offset by lower adjusted operating profit in Media.

NET INCOME

•

Net income decreased 38% to $835 million, primarily as a result of the impairment and related charges we recognized on our Internet Protocol television (IPTV) product because of our decision to discontinue developing this product and develop a long-term relationship with Comcast Corporation (Comcast) and deploy their X1 IP-based video platform, along with higher restructuring, acquisition and other costs and higher equity losses associated with the wind down of shomi. See “Review of Consolidated Performance” for more information.

CASH FLOW

•

Our substantial cash flow generation enabled us to reduce outstanding debt, continue to make investments in our network, and return substantial dividends to shareholders. We paid $988 million in dividends in 2016.

•

Our cash provided by operating activities increased 6% this year to $3,957 million as a result of higher net funding provided by non-cash working capital and lower interest paid. Free cash flow increased 2% this year to $1,705 million as a result of higher adjusted operating profit and lower additions to property, plant and equipment, partially offset by higher cash income taxes.

LIQUIDITY POSITION

•

Ended the year with approximately $2.7 billion of available liquidity (2015 – $3.3 billion), comprised of nil cash on hand (2015 – $0.01 billion), $2.4 billion available under our bank credit facilities (2015 – $3.0 billion), and $0.25 billion available under our $1.05 billion accounts receivable securitization program (2015 – $0.25 billion available under our $1.05 billion accounts receivable securitization program).

•	Our adjusted net debt / adjusted operating profit ratio improved to 3.0 as at December 31, 2016 from 3.1 as at December 31, 2015.
•	Issued US$500 million ($671 million) of 2.9% senior notes due 2026.
•

Our overall weighted average cost of borrowings was 4.72% as at December 31, 2016 (2015 – 4.82%) and our overall weighted average term to maturity on our debt was 10.6 years as at December 31, 2016 (2015 – 10.8 years).

OTHER SIGNIFICANT DEVELOPMENTS

•	We announced our intention to hire Joseph Natale as President and Chief Executive Officer, effective July 2017. Alan Horn is currently acting as our Interim President and Chief Executive Officer.
•

Late in 2016, we announced a long-term agreement with Comcast to bring their X1 IP-based video platform to our customers in early 2018. Customers will benefit from Comcast’s substantial research and development investments and their continuing commitment to innovation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Understanding Our Business

Rogers is a leading diversified Canadian communications and media company. We report our results based on four reporting segments, as follows:

Wireless provides wireless voice and data communication services to individual consumers, businesses, governments, and other telecommunications service providers. Our wireless network is one of the most extensive and advanced independent high-speed wireless data networks in Canada, capable of supporting wireless services on smartphones, tablets, computers, and a broad variety of machine-to-machine and specialized devices. See “Capability to Deliver Results” for more information about our extensive wireless network and significant spectrum position.

Cable provides high-speed Internet, television, and voice communication services to consumers, businesses, governments, and wholesale resellers, leveraging our expansive fibre and hybrid fibre-coaxial network infrastructure in Ontario, New Brunswick, and Newfoundland and Labrador. See “Capability to Deliver Results” for more information about our expansive cable networks.

Business Solutions provides voice and data communications and advanced services, including data centres and cloud computing, to the enterprise, public sector, and carrier wholesale markets over our fibre network facilities.

Media provides services in sports media and entertainment (including both the Toronto Blue Jays and our 12-year, exclusive national licensing agreement (NHL Agreement) with the National Hockey League (NHL) to broadcast all nationally televised live NHL hockey games within Canada on multiple platforms), television and radio broadcasting, multi-platform shopping experiences, digital media, and publishing.

During the year, our Wireless, Cable, and Business Solutions reporting segments were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI). In 2015, those segments were operated by Rogers Communications Partnership (RCP), and certain other wholly-owned subsidiaries. Our Media reporting segment is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

On January 1, 2016, Fido Solutions Inc., a subsidiary of RCI, transferred its partnership interest in RCP to Rogers Cable and Data Centres Inc. (RCDCI), a subsidiary of RCI, leaving RCDCI as the sole partner of RCP, thereby causing RCP to cease to exist. RCDCI became the owner of all the assets and assumed all the liabilities previously held by RCP. Subsequent to the reorganization, RCDCI changed its name to Rogers Communications Canada Inc.

PRODUCTS AND SERVICES

WIRELESS

Rogers is a Canadian leader in innovative wireless network technologies and services. We provide postpaid and prepaid wireless services under the Rogers, Fido, and chatr brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:

•	mobile and fixed high-speed Internet access;
•	wireless voice and enhanced voice features;
•	wireless home phone;
•	device protection;
•	text messaging;
•	e-mail;
•	global voice and data roaming, including Roam Like Home and Fido Roam;
•	bridging landline phones with wireless phones;
•	machine-to-machine solutions; and
•	advanced wireless solutions for businesses.

CABLE

Our cable network provides an innovative and leading selection of high-speed broadband Internet access, digital television and online viewing, phone, and advanced home Wi-Fi services to consumers and businesses in Ontario, New Brunswick, and Newfoundland and Labrador.

Internet services include:

•	Internet access (including basic and unlimited usage packages), security solutions, and e-mail;
•	access speeds of up to one gigabit per second (Gbps), covering our entire Cable footprint;
•	Rogers Ignite unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage; and
•	plans available under both the Rogers and Fido brands.

Television services include:

•	local and network TV, including starter and premium channel packages along with à la carte channels;
•	on-demand television;
•	personal video recorders (PVRs), including Whole Home PVRs and a 4K PVR;
•	linear and time-shifted programming;
•	digital specialty channels;
•	4K television programming, including all 2016 and 2017 regular season Toronto Blue Jays home games and select marquee NHL and National Basketball Association (NBA) games; and
•	Rogers Anyplace TV, televised content delivered on smartphones, tablets, and personal computers.

Phone services include:

•	residential and small business local telephony service; and
•	calling features such as voicemail, call waiting, and long distance.

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BUSINESS SOLUTIONS

Our services aim to meet the increasing demands of today’s critical business applications. These services include:

•

voice, data networking, Internet protocol (IP), and Ethernet services over multiservice customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;

•

optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;

•	simplified “leapfrog” information technology (IT) and network technologies with security-embedded, cloud-based, professionally-managed solutions, including:
•

Managed Wi-Fi, which allows customers to remotely monitor their networks at any site and view network performance analytics via a web portal; this allows customers to better understand how their network is being used, from almost anywhere; and

•	Rogers Public Cloud, which enables businesses to manage their IT infrastructure in the cloud securely and cost effectively; and
•	extensive wireless and cable access networks services for primary, bridging, and back-up connectivity.

MEDIA

Our portfolio of Media assets reaches Canadians from coast to coast.

In Television, we operate several conventional and specialty television networks:

•	Sportsnet’s four regional stations, Sportsnet ONE, Sportsnet 360, and Sportsnet World;
•	City network, which, together with affiliated stations, has broadcast distribution to approximately 86% of Canadian households;
•	OMNI multicultural broadcast television stations;
•	specialty channels that include FX (Canada), FXX (Canada), Outdoor Life Network, VICELAND, and G4 Canada; and
•	The Shopping Channel (TSC), Canada’s only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

In Radio, we operate more than 50 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI, 680 NEWS, Sportsnet The FAN, KiSS, JACK FM, and SONiC.

As part of our strategic change to focus on digital media, our services and products include:

•	our digital sports-related assets, including Rogers NHL GameCentre LIVE and Sportsnet NOW;
•	many well-known consumer brands, such as Maclean’s, Chatelaine, Today’s Parent, Flare, and Hello! Canada;
•	Texture by Next Issue, our digital magazine service, which offers unlimited access to a catalogue of over 230 premium Canadian and US magazine titles; and
•	a broad digital presence that continues the extension of content across new and existing platforms.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada’s only Major League Baseball (MLB) team, and the Rogers Centre event venue, which hosts the Toronto Blue Jays’ home games, concerts, trade shows, and special events.

Our NHL Agreement, which began with the 2014-2015 NHL season, allows us to deliver unprecedented coverage of professional hockey, with more than 1,200 regular season games per season streamed across television, smartphones, tablets, and the Internet, both through traditional streaming services as well as Rogers NHL GameCentre Live. Our NHL Agreement also grants Rogers national rights on those platforms to the NHL playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), and rights to sublicense broadcasting rights to TVA and the Canadian Broadcasting Corporation (CBC) and to use the Hockey Night In Canada brand through a sublicense agreement.

OTHER

Other services we offer to consumers and businesses include:

•	Rogers Smart Home Monitoring and Smart Business Monitoring, an innovative home or business monitoring, security, and automation system; and
•	Rogers Platinum MasterCard and Fido MasterCard, credit cards that allow customers to earn cashback rewards points on credit card spending.

OTHER INVESTMENTS

We hold interests in a number of associates and joint arrangements, some of which include:

•

our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, and the Toronto Marlies, as well as various associated real estate holdings; and

•	our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

COMPETITION

Competition in the wireless industry from national and regional operators and resellers has led to a highly competitive environment, as consumers have considerable choice in service providers and plan offerings across a wide array of pricing and service points. This puts downward pressure on pricing, potentially reducing profit margins, and could also affect our customer churn.

Traditional wireline telephone and television services are now offered over the Internet. This has allowed more non-traditional providers to enter the market and has changed how traditional providers compete. This is changing the mix of packages and pricing that service providers offer and could affect customer churn levels.

In the media industry, there continues to be a shift towards digital and online media consumption by consumers, which in turn drives advertisers to direct more advertising dollars to digital and online versus traditional media. In addition, the number of competitors has increased as more digital and online media companies, including large global companies, enter the market.

WIRELESS

We compete on customer experience, quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, branding and positioning, and price.

•

Wireless technology — our extensive long-term evolution (LTE) network caters to customers seeking the increased capacity and speed it provides. We compete with Bell, Telus, Shaw, MTS, Videotron, SaskTel, and Eastlink, all of whom operate LTE networks. We also compete with these providers on high-speed packet access (HSPA) and global system for mobile communications (GSM) networks and with providers that use alternative wireless technologies, like Wi-Fi “hotspots” and mobile virtual network operators (MVNO), such as President’s Choice Mobile and Primus.

•

Product, branding, and pricing — we compete nationally with Bell, Telus, and Shaw, including their discount brands Virgin Mobile (Bell), Koodo (Telus), and Freedom Mobile (Shaw). We also compete with various regional players and resellers.

•	Distribution of services and devices — we compete with other service providers for dealers, prime locations for our own stores, and third-party retail distribution shelf space.
•	Wireless networks — consolidation amongst regional players, or with incumbent carriers, could alter the regional or national competitive landscapes for Wireless.
•	Inbound roaming — we compete with other major national carriers to provide service to international operators who have customers who roam while in Canada.
•

Spectrum — Innovation, Science and Economic Development Canada (ISED Canada), formerly known as Industry Canada, has announced a future 600 MHz spectrum auction, expected to take place in the next two to three years. The outcome of this auction may increase competition.

CABLE

Internet

We compete with other Internet Service Providers (ISPs) that offer residential and commercial high-speed Internet access services. Rogers and Fido high-speed Internet services compete directly with:

•	Bell and Cogeco’s Internet service in Ontario;
•	Bell Aliant’s Internet services in New Brunswick and Newfoundland and Labrador; and
•	various resellers using wholesale telecommunication company digital subscriber line (DSL) and cable Third-Party Internet Access (TPIA) services in local markets.

Television

We compete with:

•	other Canadian multi-channel Broadcast Distribution Undertakings (BDUs) including Bell, Shaw, other alternative satellite TV services, and IPTV;
•	over-the-top (OTT) video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Google, and other channels streaming their own content; and
•	over-the-air local and regional broadcast television signals received directly through antennas, and the illegal reception of US direct broadcast satellite services.

Phone

We compete with:

•	Bell and Bell Aliant’s wireline phone service in Ontario, New Brunswick, and Newfoundland and Labrador;
•

Incumbent Local Exchange Carrier (ILEC) local loop resellers and Voice over IP (VoIP) service providers (such as Primus and Comwave), other VoIP-only service providers (such as Vonage and Skype), and other voice applications riding over the Internet access services of ISPs; and

•	substitution of wireline for wireless products, including mobile phones and wireless home phone products.

BUSINESS SOLUTIONS

A number of different players in the Canadian market compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic markets where they have the most extensive networks.

In the wireline voice and data market, we compete with facilities- and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. Our main competitors are as follows, but there are also regional competitors:

•	Ontario – Bell, Cogeco Data Services, and Zayo;
•	Quebec – Bell, Telus, and Videotron;
•	Atlantic Canada – Bell Aliant and Eastlink; and
•	Western Canada – Shaw and Telus.

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MEDIA

Television and specialty services compete for viewers and advertisers with:

•

other Canadian television stations that broadcast in their local markets, including those owned and operated by the CBC, Bell Media, and Corus Entertainment, some of which have greater national coverage;

•	other specialty channels;
•	distant Canadian signals and US border stations, given the time-shifting capability available to subscribers;
•	other media, including newspapers, magazines, radio, and outdoor advertising; and
•	content available on the Internet, such as web-based streaming services.

Our radio stations compete mainly with individual stations in local markets, but they also compete:

•	nationally with other large radio operators, including the CBC, Bell Media, Corus Entertainment, and satellite radio operator SiriusXM;
•	with other media, including newspapers, magazines, television, and outdoor advertising; and
•	with new technologies, such as online web information services, music downloading, portable media players, and online music streaming services.

TSC competes with:

•	retail stores;
•	catalogue, Internet, and direct mail retailers;
•	infomercials that sell products on television; and
•	other television channels, for channel placement, viewer attention, and loyalty.

Our publishing products compete for readership and advertisers with:

•	other Canadian magazines, both digital and printed;
•	foreign, mostly US, titles that sell directly into Canada, both digital and printed; and
•	online information and entertainment websites.

Competition in Sports Media and Entertainment includes other:

•	televised and online sports programming;
•	Toronto professional teams, for attendance at Toronto Blue Jays games;
•	MLB teams, for Toronto Blue Jays players and fans;
•	local sporting and special event venues; and
•	professional sports teams, for merchandise sales revenue.

Our digital media assets compete with:

•	other content available on the Internet, including news services, streaming services, and portals; and
•	traditional media, including TV, radio, and publishing.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    33

MANAGEMENT’S DISCUSSION AND ANALYSIS

INDUSTRY TRENDS

The telecommunications industry in Canada and our reporting segments are affected by various overarching trends relating to changing technologies, consumer demands, economic conditions, and regulatory developments. See “Risks and Uncertainties Affecting Our Business” and “Regulation in Our Industry” for more information. Outlined in the table below are industry trends affecting our specific reporting segments.

WIRELESS TRENDS	CABLE TRENDS

More sophisticated wireless networks and devices and the rise of multimedia and Internet-based applications are making it easier and faster to receive data, driving growth in wireless data services. Consumer demand for mobile devices, digital media, and on-demand content is pushing providers to build networks that can support the expanded use of applications, mobile video, messaging, and other wireless data.

Wireless providers are investing in the next generation of broadband wireless data networks, such as LTE and future 5G technologies, to support the growing data demand.

Wireless market penetration in Canada is approximately 83% of the population and is expected to grow at an estimated 0.9% annually over the next four years, per International Data Corporation.

The Canadian Radio-television and Telecommunications Commission (CRTC) Wireless Code has limited consumer wireless term contracts to two years from three years, which has resulted in a greater number of customers completing and renewing contracts at any given time. Shorter-term contracts allow less time for carriers to recover subsidies.

Subscribers are increasingly bringing their own devices or keeping their existing devices longer and therefore may not enter into term contracts for wireless services. This may negatively impact our subscriber churn, but may create gross addition subscriber opportunities as a result of increased churn from other carriers. This also may negatively impact the monthly service fees charged to subscribers.

Wireless providers are collaborating with OTT services to offer their customers unique, value-added benefits and service options.

Mobile commerce continues to increase as more devices and platforms adopt secure technology to facilitate wireless transactions.

The Internet and social media are increasingly being used as a substitute for wireline telephone services, and televised content is increasingly available online. Downward Television tier migration (cord shaving) and Television cancellation with the intent of substitution (cord cutting) appear to be on the rise with increased adoption of OTT services, such as Apple TV, Netflix, and Android-based TV boxes. The CRTC’s decision to lower wholesale Internet access rates may also adversely affect companies that wholesale Internet services.

Broadcast television technology continues to improve with 4K TV broadcasts and high dynamic range (HDR) for higher resolution and improved motion video.

The CRTC Let’s Talk TV guidance requires service providers to offer customers with pick-and-pay choices, small reasonably priced packages, and affordable entry-level TV channel options that may negatively impact the industry. In 2016, the CRTC established several criteria to increase Internet access for Canadian residents and businesses. As a result, subscribers should have access to speeds of at least 50 Mbps and a service with unlimited data allowance.

Our digital cable and VoIP telephony services compete with competitor IPTV deployments and non-facilities-based service providers, respectively, which continue to increase competitive intensity that have and may continue to negatively impact the industry.

Cable and wireline companies are expanding their service offerings to include faster broadband Internet. Canadian companies, including Rogers, are increasingly offering download speeds of 1 Gbps and Internet offerings with unlimited bandwidth in response to the perceived “need for speed”. Consumers are demanding ever-faster speeds for streaming online media, playing online video games, and for their ever-growing number of Internet-capable devices. In order to help facilitate these speeds, cable and wireline companies are shifting their networks towards higher speed and capacity data over cable service interface specifications (DOCSIS) 3.0/3.1 and fibre-to-the-home (FTTH) technologies. These technologies provide faster potential data communication speeds, allowing both television and Internet signals to reach consumers more quickly in order to sustain reliable speeds to address the increasing number of Internet-capable devices.

BUSINESS SOLUTIONS TRENDS	MEDIA TRENDS

Companies are using fibre-based access and cloud computing to capture and share information in more secure and accessible environments. This, combined with the rise of multimedia and Internet-based business applications, is driving exponential growth in data demand.

Enterprises and all levels of government are transforming data centre infrastructure by moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services, and supportive dynamic network infrastructure.

Carriers are dismantling legacy networks and investing in next generation platforms and data centres that combine voice, data, and video solutions onto a single distribution and access platform. As next generation platforms become more popular, our competition will begin to include systems integrators and manufacturers.

Companies are using third parties to increase security for their data and information to address cyber threats and other information security risks.

Devices and machines are becoming more interconnected and there is more reliance on the Internet and other networks to facilitate updates and track usage.

Consumer demand for digital media, mobile devices, and on-demand content is increasing and media products, such as magazines, have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. This trend is also causing advertisers to shift their spending from conventional TV and print publishing to digital platforms.

Competition has changed and traditional media assets in Canada are increasingly being controlled by a small number of competitors with significant scale and financial resources. Technology has allowed new entrants and even individuals to become media players in their own right.

Some players have become more vertically integrated across both traditional and emerging platforms. Relationships between providers and purchasers of content have become more complex. Global aggregators have also emerged and are competing for both content and viewers.

Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscribers. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies. Leagues, teams, and networks are also experimenting with the delivery of live sports content through online, social, and virtual platforms, while non-traditional sports are also growing in mindshare.

34    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

Our Strategy, Key Performance Drivers, and Strategic Highlights

As part of our overall strategy and related priorities, we set new corporate objectives each year to progress on our long-term strategic priorities and address short-term opportunities and risks.

OUR STRATEGIC PRIORITIES

We announced our new set of strategic priorities in May 2014. This strategy builds on our many strengths, including a unique mix of network and media assets, and focuses on how we can reaccelerate our growth relative to our industry peers, increase the focus around the customer, reinvigorate our brands, continue our network and innovation leadership, and create an enhanced working environment for our employees.

To achieve these goals, we established strategic priorities as follows:

•	Be a Strong Canadian Growth Company
•	Overhaul the Customer Experience
•	Drive Growth in the Business Market
•	Invest in and Develop our People
•	Deliver Compelling Content Everywhere
•	Focus on Innovation and Network Leadership
•	Go to Market as One Rogers

BE A STRONG CANADIAN GROWTH COMPANY

The overarching goal of our strategy is to accelerate revenue growth in a sustainable way and translate this revenue growth into strong margins, adjusted operating profit, free cash flow, an increasing return on assets, and returns to shareholders.

OVERHAUL THE CUSTOMER EXPERIENCE

Improving customer experience is core to our strategy. We believe that we can improve significantly in this area and have started on that journey. Our goal is to make it easy for customers to interact with Rogers when, how, and where they want, with a focus on becoming a leader in self-serve options. This means simplifying our processes and policies and integrating them into our IT systems and front-line employee training.

DRIVE GROWTH IN THE BUSINESS MARKET

The Canadian business market for communications services was valued in September 2016 by International Data Corporation Canada at an estimated $22 billion for 2017. We believe Rogers is currently under-indexed in this market. Currently, we provide our business customers with core telecommunication services such as wireless, broadband, next generation IP, and data centre services, and have begun offering emerging services, such as unified communications and collaboration, security, cloud, and Internet of Things (IoT). We believe our strategy of being first-to-market with business service innovation, supported by an aligned and execution-focused organization, will deliver new opportunities for Rogers in the business market. These opportunities will be a key focus of ours as we strive to attract and serve more business customers.

INVEST IN AND DEVELOP OUR PEOPLE

Our employees are the heart and soul of Rogers and their passion for our company and our customers is world-class. Our strategy is to invest more in our people by updating our onboarding, training, and development programs and establishing clear accountabilities for all employees. We strive to provide our people, particularly our front-line employees, with the training, tools, and support they need. We believe that providing better training and tools to empower our employees will lead to increasingly positive experiences for our customers.

DELIVER COMPELLING CONTENT EVERYWHERE

The ways in which Canadians consume content continue to evolve. The new expectation is that content will be available “on demand”. Whether it is watching the latest episode of their favourite TV program at home or streaming a live sporting event on their mobile device, Canadians now expect to be able to consume any content they want, when and where they want, and on the device that they want.

Rogers has some of the most sought-after media assets in Canada, with a deep roster of leading sports assets, top radio stations, iconic periodicals, and award-winning television programming. We will continue to invest in compelling content for our customers and focus on enhancing the cooperation between our Wireless, Cable, Business Solutions, and Media teams so we can fully leverage our highly popular content and make it available wherever our customers want to consume it.

FOCUS ON INNOVATION AND NETWORK LEADERSHIP

Innovation has always been a part of our identity. Whether it is bringing to market new products or the latest network technologies, Rogers has led the way with many “firsts”.

We will continue to invest in our wireless and cable networks and innovative new products that run across them. We will aim to meet the growing demand for data with the highest quality of service while maintaining our network speed advantage. We will continue to generate and develop technologies and services that support our core product offerings.

GO TO MARKET AS ONE ROGERS

One Rogers is our plan for all of our employees, network, content, and brand assets to work much more closely together. To operate as One Rogers, we must remove barriers to collaboration, cooperation, and agility across the organization. This allows for assets and expertise in one part of the company to be easily shared with other parts of the company to the benefit of our customers. We will work as One Rogers across our business segments to deliver enriched experiences across our product sets and customer base.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    35

MANAGEMENT’S DISCUSSION AND ANALYSIS

2016 OBJECTIVES

For 2016, we set forth the following objectives related to our strategic priorities. Following these objectives are our strategic highlights for the year, showing our achievements against these objectives.

Strategic Priority	2016 Objectives
Be a strong Canadian growth company	Achieve our 2016 financial targets while investing to support future growth
Overhaul the customer experience	Save our customers time by making it easier for them to do business with us online and in-person
Drive growth in the business market	Expand our sales reach and introduce “leapfrog” technologies using our enterprise-grade networks
Invest in and develop our people	Build a high-performing culture by investing in employee development, new technology, and the workplace
Deliver compelling content everywhere	Deliver our content where our audiences want it and leverage it to differentiate our businesses
Focus on innovation and network leadership	Reclaim our leadership in Cable, maintain it in Wireless, and grow it in our business markets
Go to market as one Rogers	Work together, using all our assets and resources, to set Rogers apart from competitors

KEY PERFORMANCE DRIVERS AND 2016 STRATEGIC HIGHLIGHTS

The following achievements display the progress we made towards meeting our 2016 objectives we set last year.

   BE A STRONG CANADIAN GROWTH COMPANY

•	100% achievement of our 2016 guidance on selected full-year metrics and achieved our best subscriber metrics in recent years. See “Financial and Operating Guidance” for more information.

  OVERHAUL THE CUSTOMER EXPERIENCE

•

Launched a number of tools and offerings with a focus on becoming a leader in self-serve options. We saw a 56% increase in self-serve transactions on the Rogers brand and a 9% increase on the Fido brand this year.

•

Expanded Roam Like Home to over 100 destinations in Europe, Asia, Mexico, South America, and Latin America, further simplifying how Wireless consumers use the Internet, make calls, and send texts and e-mails. Customers have access to their Canadian plan features while traveling, all at a relatively low cost. Furthermore, we broadened the availability of Roam Like Home by making it available on most consumer Wireless plans.

•

Introduced Fido Roam, allowing customers to use existing data, talk, and text from their Fido Pulse plans while traveling, for a low daily price. Fido Roam covers all of the US along with destinations in Europe, the Caribbean, South and Central America, the Middle East, Oceania, South Africa, and Asia.

•	Launched Data Manager, a new tool that gives families the ability to manage their wireless data in real-time and provide worry-free control.
•	Launched Rogers EnRoute and Fido EnRoute, tools that save our customers time by giving them the ability to track, in real-time, when a technician will arrive for an installation or service call.
•

Launched DeviceAdvice and Message Me for our Fido customers. DeviceAdvice is a tool allowing customers to self-diagnose device issues and receive quick, personalized advice so they can maximize the performance of their device. Message Me allows customers to contact Fido customer representatives via Facebook Messenger on their mobile or desktop device.

•	Launched Rogers Assist, an app that allows all Rogers employees to submit an issue to customer care on behalf of their friends, family, and acquaintances.
•

Collaborated with a Canadian app creator that helps people with cognitive special needs, to create how-to videos for using a wireless device. Rogers.com now features five videos with easy-to-follow instructions and closed-captioning that explain how to perform key functions related to your Rogers wireless device like sending a text or picture, connecting to a Wi-Fi network, and making a phone call.

•

Expanded our Connected for Success program to more communities across Ontario, New Brunswick, and Newfoundland and Labrador. This program provides affordable Internet services to people that live in non-profit housing. This expansion more than doubled the number of eligible households across the country to up to 150,000.

•

Released Rogers’ 2016 Transparency Report, our annual report on how we share customer information in response to requests from legal authorities. We are committed to protecting our customers’ privacy and fulfilling our obligation as a good corporate citizen to follow the law and contribute to public safety.

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  DRIVE GROWTH IN THE BUSINESS MARKET

•

Launched Rogers Unison, a new mobile solution that brings the features of a traditional landline office phone to one’s mobile phone. We were the first telecommunications provider in North America to launch such a solution. This solution allows our customers to stay connected across multiple devices regardless of their location, allowing them to better serve their customers.

•

Launched Rogers Public Cloud, a new data sovereign, cloud infrastructure as-a-service solution that lets businesses securely manage critical data, applications, servers, systems software, and network resources over the Internet.

•

Launched Rogers Ignite Gigabit Internet to small business customers in Ontario, enabling them to leverage blazing-fast Internet speeds and unlimited data usage to improve productivity with faster file transfers, real-time data backup for business continuity, and high-quality video conferencing. The increased bandwidth also means businesses can connect more users online simultaneously, without compromising Internet performance.

•

Announced certain IoT as-a-service offerings to simplify the process of managing complex IoT solutions. Two of the first solutions being offered as a service include Farm & Food Monitoring and Level Monitoring.

•	Launched Business App Market, a new platform for small businesses to manage multiple cloud-based applications.

  INVEST IN AND DEVELOP OUR PEOPLE

•	Recognized again as a Top Employer for 2017 in November 2016 and as a Top Employer for Young People in January 2017 by the editors of Canada’s Top 100 Employers.
•	Selected as one of Canada’s Best Diversity Employers for 2016 in a report released by Mediacorp Inc. in March 2016 for recognition of our efforts to promote diversity and inclusion in the workplace.
•

Named one of Canada’s Greenest Employers for 2016 by the editors of Canada’s Top 100 Employers in April 2016, an award that recognizes employers with innovative environmental programs and earth-friendly policies that actively involve their employees.

•

Named one of the 50 Best Corporate Citizens in Canada by Corporate Knights in June 2016, an award that recognizes employers that incorporate social, economic, and ecological benefits and costs in their normal course of business.

•	Launched an intensive leadership program for more than 160 executives.
•	Expanded our national onboarding program to include 1,400 call centre employees and launched a mobile onboarding solution for part-time employees.
•	Continued to modernize our workplace to help us be more productive to better serve our customers.

 DRIVE COMPELLING CONTENT EVERYWHERE

•

For the second consecutive year, Sportsnet solidified its position as the destination for Canadian sports fans by closing out 2016 as Canada’s number-one sports media brand. Sportsnet won eight months in 2016 and has widened the gap from its closest competitor with a 42% lead in average minute audience and a 39% lead in audience share. Sportsnet.ca reached an all-time high with 4.25 million unique visitors in October 2016, which beats our closest English-language competitor, and marks a 7% increase year on year. The 2016 Blue Jays regular season was the most-watched Blue Jays season in network history, reaching 20 million Canadians. In November 2016, Sportsnet delivered its largest World Series audience ever, with an average audience of 2.66 million viewers, which more than doubled Sportsnet’s previous all-time most-watched World Series game. Furthermore, Sportsnet achieved great success with the World Cup of Hockey, with an average audience of 1.1 million viewers for the entire tournament, and reached 15.5 million Canadians throughout the tournament.

•

Launched Sportsnet NOW, one of the first mainstream sports TV channels in North America to be available direct to consumers, as well as Sportsnet 4K, which delivered all regular season Toronto Blue Jays home games in 4K. This will continue in 2017, during which we plan to bring sports fans more than 100 Blue Jays, NHL, and NBA games in 4K.

•	Broadcast the first live NBA, NHL, and MLB games in 4K.
•	Introduced the new NextBox 4K PVR, giving customers the ability to record up to eight 4K programs at one time and store up to 90 hours of 4K entertainment.
•

Added six new programs to the 2016/2017 schedule for Canadian specialty channel VICELAND, including the network’s first-ever scripted series, Nirvana The Band The Show. This new original programming series is produced by VICE Media Canada Inc. (VICE) through VICE Studio Canada.

•

Successfully completed the second year of our exclusive 12-year national NHL Agreement while bringing the NHL to more Canadians than ever before. Rogers Hometown Hockey returned for a third season during the 2016-2017 NHL season with hockey festivities and entertainment.

•

Continued our commitment to deliver world-class Canadian content by adding two new original scripted series to our City lineup, with the millennial-focused comedy Second Jen and drama Bad Blood: The Vito Rizzuto Story.

 FOCUS ON INNOVATION AND NETWORK LEADERSHIP

•	Extended our Ignite Gigabit Internet coverage to cover Rogers’ entire cable footprint, such that we offer the fastest widely available Internet speeds in our marketplace.
•

Announced the long-term strategic partnership with Comcast Corporation to bring our customers a world-class IPTV service with the most advanced features available in the market today by deploying Comcast’s X1 IP-based video platform.

•

Extended our 700 MHz LTE network reach to 91% of Canada’s population in 2016, compared to 78% in 2015. Extended our overall LTE network reach to 95% of Canada’s population in 2016, compared to 93% in 2015.

•	Installed a new suite of technology and enterprise solutions to enable the most connected arena in Canada, the Rogers Place in Edmonton.

 GO TO MARKET AS ONE ROGERS

•

Successfully worked as one company, showing we can bring our entire team together to achieve our goals. We demonstrated this by bringing Rogers Hometown Hockey to 150,000 Canadians, introducing low-cost Internet for more community housing residents, and bringing viewers our strongest primetime lineup ever, while delivering a strong year of NHL and Sportsnet.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    37

MANAGEMENT’S DISCUSSION AND ANALYSIS

2017 OBJECTIVES

Strategic Priority	2017 Objectives
Be a strong Canadian growth company	Achieve our 2017 financial targets while at the same time investing to support future growth
Overhaul the customer experience	Foster good relationships and obtain positive feedback from our customers through continual improvements to our customer service with a focus on self-serve
Drive growth in the business market	Utilize our enterprise-grade networks and introduce new products to gain market share in the business market
Invest in and develop our people	Invest in our employees’ futures, in part so they say they are proud to work for us, and to enhance employee engagement
Deliver compelling content everywhere	Maintain our status as the number-one sports media brand in Canada and leverage that status across our different platforms
Focus on innovation and network leadership	Continue to grow our leadership in Wireless and Internet, and set forth developments to reclaim a sound position in video
Go to market as one Rogers	Introduce the best customer offerings possible through leveraging the skills and capabilities of all our internal teams

38    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

FINANCIAL AND OPERATING GUIDANCE

We provide consolidated annual guidance ranges for selected financial metrics on a consolidated basis consistent with the annual plans approved by our Board.

2016 ACHIEVEMENTS AGAINST GUIDANCE

The following table outlines guidance ranges that we had previously provided and our actual results and achievements for the selected full-year 2016 financial metrics.

(In millions of dollars, except percentages)	2015 Actuals	2016 Guidance Ranges	2016 Actuals		Achievement
Consolidated Guidance [1]
Revenue	13,414	Increase of 1% to 3%	13,702	2.1%	✓

Adjusted operating profit [2]	5,032	Increase of 1% to 3%	5,092	1.2%	✓

Additions to property, plant and equipment [3]	2,440	2,300 to 2,400	2,352	n/m	✓

Free cash flow [2]	1,676	Increase of 1% to 3%	1,705	1.7%	✓

Missed ×        Achieved ✓

n/m – not meaningful

[1]

The table outlines guidance ranges for selected full-year 2016 consolidated financial metrics provided in our January 27, 2016 earnings release. Guidance ranges presented as percentages reflect percentage increases over 2015 actual results.

[2]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so they may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment for the Wireless, Cable, Business Solutions, Media, and Corporate segments and does not include expenditures on spectrum licences.

2017 FULL-YEAR CONSOLIDATED GUIDANCE

We expect steady growth in revenue and adjusted operating profit and lower additions to property, plant and equipment to drive higher free cash flow. We expect to have the financial flexibility to maintain our network advantages, to further reduce debt, and to continue to return cash to shareholders.

(In millions of dollars, except percentages)	2016 Actuals	2017 Guidance Ranges [1]
Consolidated Guidance
Revenue	13,702	Increase of 3% to 5%
Adjusted operating profit [2]	5,092	Increase of 2% to 4%
Additions to property, plant and equipment, net [3]	2,352	2,250 to 2,350
Free cash flow [2]	1,705	Increase of 2% to 4%

[1]	Guidance ranges presented as percentages reflect percentage increases over full-year 2016 actual results.
[2]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]

Includes additions to property, plant and equipment for the Wireless, Cable, Business Solutions, Media, and Corporate segments net of proceeds on disposition, but does not include expenditures for spectrum licences.

The above table outlines guidance ranges for selected full-year 2017 consolidated financial metrics. These ranges take into consideration our current outlook and our actual results for 2016.

The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2017 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Risks and Uncertainties Affecting Our Business”, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Key underlying assumptions

Our 2017 guidance ranges above are based on many assumptions including, but not limited to, the following material assumptions:

•	continued intense competition consistent with our experience during the full-year 2016 in all segments in which we operate;
•	a substantial portion of our US dollar-denominated expenditures for 2017 is hedged at an average exchange rate of $1.33/US$;
•	key interest rates remain relatively stable throughout 2017;
•

no significant additional regulatory developments, shifts in economic condition, or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions expected during 2017 could materially alter underlying assumptions around our 2017 Wireless, Cable, Business Solutions, and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance;

•

the CRTC decision to require distributors to offer a basic entry-level television package capped at $25 per month, as well as channels above the basic tier on an “à la carte” basis and in smaller, reasonably priced packages, is not expected to materially impact our Cable revenue;

•

the CRTC decision to significantly reduce interim rates for the capacity charge tariff component of wholesale high-speed access service pending approval of final rates is expected to have an impact on our Cable revenue;

•	Wireless customers will continue to adopt, and upgrade to, higher-value smartphones and a similar proportion of customers will remain on term contracts;
•	overall wireless market penetration in Canada is expected to grow in 2017 at a similar rate as in 2016;
•	our relative market share in Wireless and Cable will not be negatively impacted;
•	continued subscriber growth in Wireless and Cable Internet; moderating net losses in Cable Television subscribers; and a relatively stable Phone subscriber base;

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    39

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	in Business Solutions, continued declines in our legacy and off-net business, and the continued execution of our plan to grow higher-margin next generation IP- and cloud-based services;
•	in Media, continued growth in Sportsnet and declines in our traditional media businesses, including our print publishing offerings; and
•	with respect to additions to property, plant and equipment:
•	we have rolled out LTE across the majority of our coverage area as well as deployed newly-acquired 700 MHz and AWS-1 spectrum; and
•	we will make expenditures to prepare our network for our anticipated rollout of the Comcast X1 IPTV platform in early 2018.

Capability to Deliver Results

LEADING NETWORKS

WIRELESS

Rogers has one of the most extensive and advanced wireless networks in Canada, which:

•	was the first LTE high-speed network in Canada;
•	reached approximately 95% of the Canadian population as at December 31, 2016 on our LTE network alone;
•	is supported by voice and data roaming agreements with international carriers in more than 200 destinations, including a growing number of LTE roaming operators; and
•	includes network sharing arrangements with three regional wireless operators that operate in urban and rural parts of Canada.

We are continuously enhancing our IP service infrastructure for all of our wireless services. Advances in technology have transformed how our customers interact and how they use the variety of tools that are available to them in their personal and professional lives. Technology has also changed the way businesses operate.

Significant spectrum position

Our wireless services are supported by our significant wireless spectrum holdings in both high-band and low-band frequency ranges. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:

•	support the rapidly growing usage of wireless data services; and
•	introduce new innovative network-enabled features and functionality.

Our spectrum holdings as at December 31, 2016 include:

Type of spectrum	Rogers licence	Who it supports
700 MHz	24 MHz in Canada’s major geographic markets, covering 91.1% of the Canadian population.	4G LTE subscribers.
850 MHz	25 MHz across Canada.	2G GSM and 3.5G HSPA+ subscribers (4G LTE in the future).
1900 MHz	60 MHz in all areas of Canada except 40 MHz in northern Quebec, 50 MHz in southern Ontario, and 40 MHz in the Yukon, Northwest Territories, and Nunavut.	2G GSM and 3.5G HSPA+ subscribers (4G LTE in the future).
AWS 1700/2100 MHz	40 MHz in British Columbia, Alberta, 30 MHz in southern Ontario and 20 MHz in the rest of Canada.	4G LTE subscribers.
2500 MHz	40 MHz FDD across Canada and an additional 20 MHz TDD in key population areas in Quebec, Ontario, and British Columbia.	4G LTE subscribers.

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We also have access to additional spectrum through the following network sharing agreements:

Type of spectrum	Kind of venture	Who it supports
2.3 GHz/3.5 GHz range

Inukshuk Wireless Partnership is a joint operation with BCE Inc. in which Rogers holds a 50% interest. Inukshuk holds 30 MHz (of which 20 MHz is usable) of FDD 2.3 GHz spectrum primarily in eastern Canada, including certain population centres in southern and eastern Ontario, southern Quebec, and smaller holdings in New Brunswick, Manitoba, Alberta, and British Columbia. Inukshuk also holds 3.5 GHz TDD licences (between 50-175 MHz) in most of the major population centres across Canada. The current fixed wireless LTE national network utilizes the jointly held 2.3 GHz and 3.5 GHz spectrum bands.

Mobile and fixed wireless subscribers.
850 MHz, 1900 MHz AWS spectrum	Three network-sharing arrangements to enhance coverage and network capabilities:
	• with Manitoba Telecom Services, which covers 96% of the population across Manitoba;	3.5G / 4G HSPA+, 4G LTE subscribers.
	• with TBayTel, that covers the combined base of customers in northwestern Ontario; and	3.5G / 4G HSPA+ subscribers.
	• with Quebecor (Videotron) to provide LTE services across the province of Quebec.	3.5G / 4G LTE subscribers.

We have an option arrangement to buy additional spectrum, subject to commercial terms and regulatory approvals, as follows:

Type of spectrum	Transaction	Who it will support
AWS-1 spectrum	Part of a larger strategic transaction with Videotron, which could lead to the acquisition of Videotron’s Tier 3 Toronto AWS-1 spectrum.	4G LTE subscribers.

CABLE

Our expansive fibre and hybrid fibre-coaxial infrastructure delivers services to consumers and businesses in Ontario, New Brunswick, and Newfoundland and Labrador. We also operate a transcontinental fibre-optic network that extends over 46,000 route kilometres and is used to service enterprise customers, including government and other telecommunications service providers. We also use our extensive fibre network for backhaul for wireless cell site traffic. In Canada, the network extends coast-to-coast and includes local and regional fibre, transmission electronics and systems, hubs, points of presence, and IP routing and switching infrastructure. The network also extends to the US from Vancouver south to Seattle; from the Manitoba-Minnesota border through Minneapolis, Milwaukee, and Chicago; from Toronto through Buffalo; and from Montreal through Albany to New York City and Ashburn, allowing us to connect Canada’s largest markets, while also reaching key US markets for the exchange of data and voice traffic.

The network is structured to optimize performance and reliability and to allow for the simultaneous delivery of video, voice, and Internet over a single platform. It is generally constructed in rings that interconnect with distribution hubs, minimizing disruptions that can result from fibre cuts and other events.

Homes and commercial buildings are connected to our network through hybrid fibre-coaxial nodes. We connect the node to the network using fibre optic cable and the home to the node using coaxial cable. Using 860 MHz and 750 MHz of shared cable spectrum in Ontario and Atlantic Canada, respectively, we deliver video, voice, and broadband services to our customers. Hybrid fibre-coaxial node segmentation increases bandwidth per home passed by reducing the number of customers that share the cable spectrum.

We continually upgrade the network to improve capacity, enhance performance and reliability, reduce operating costs, and introduce new features and functionality. For example, we invest in:

•	further segmenting our network nodes to reduce the number of homes sharing spectrum in each node;
•	improving video signal compression by moving to more advanced video protocols;
•	improving channel and on-demand capacity through switched digital video; and
•	increasing the FTTH footprint by connecting more homes directly to fibre.

In early 2016, we completed the transitioning of customers receiving television signals over our analog broadcast channels to all-digital services, freeing up significant cable network capacity for additional features and services.

The analog-to-digital subscriber migration strengthened the customer experience and, in addition to allowing us to reclaim significant amounts of network capacity, enabled us to reduce future network operating and maintenance costs. The migration from analog to digital required additional spending as it involved fitting analog homes with digital converters and removing existing analog filtering equipment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Broadband Internet service is provided using a DOCSIS CCAP 3.0/3.1 platform, which combines multiple radio frequency channels onto one access point at the customer premise, delivering exceptional performance. The bandwidth of our Internet service offerings has increased 55-fold in the last 10 years as we bring new technologies to market when they become available. This track record of investing in our networks and demonstrating the capability to deploy best-in-class service is one of our key strategies for ensuring that we stay competitive with other service providers that provide Internet service into homes and businesses over copper facilities. As at December 31, 2016, 100% of our cable network has been upgraded to DOCSIS CCAP technology supporting DOCSIS 3.1 and Ignite Gigabit Internet.

We continue to invest in and improve our cable network; for example, with technology to support gigabit Internet speeds, Rogers 4K TV, our 4K PVR set-top box, and a significant commitment to live broadcasting in 4K, including all regular season Toronto Blue Jays home games in 2017 and numerous NHL and NBA games.

Voice-over-cable telephony services are provided over a dedicated DOCSIS network. Our offerings ensure a high quality of service by including network redundancy as well as network and customer premise backup powering. Our phone service includes a rich set of features, such as TV Call Display, three-way calling, and advanced voicemail features that allow customers to be notified of, and listen to, their home voicemail on their wireless phone or over the Internet.

BUSINESS SOLUTIONS

We own and operate some of the most advanced networks and data centres in Canada. We leverage our national fibre, cable, and wireless networks and data centre infrastructure to enable businesses to deliver greater value to their customers through proactive network monitoring and problem resolution with enterprise-level reliability, security, and performance. We operate our own robust, facilities-based, transcontinental network with 100% digital fibre optic backbone and strategic interconnect points to the US and overseas for cross-border and international coverage. Our primary and secondary Network Operation Centres proactively monitor Rogers’ networks to mitigate the risk of service interruptions and allow for rapid responses to any outages.

Our data centres provide guaranteed uptime and expertise in collocation, cloud, and managed services solutions. We own and operate 16 state-of-the-art, highly reliable, certified data centres across Canada, including:

•	Canada’s first Tier III Design and Construction certified multi-tenant facility, opened in 2012 in Toronto;
•	Alberta’s first Tier III certified data centre, opened in 2014; and
•	a third Tier III certified data centre in Ottawa, opened in 2015.

POWERFUL BRANDS

The Rogers brand has strong national recognition through our:

•	established networks;
•	extensive distribution;
•	recognizable media content and programming;
•	advertising;
•	event sponsorships, including the Rogers Cup;
•	community investment, including Rogers Youth Fund; and
•	naming rights to some of Canada’s landmark buildings.

We also own or utilize some of Canada’s most recognized brands including:

•	the wireless brands of Rogers, Fido, and chatr;
•	over 20 TV stations and specialty channels, including Sportsnet, FX (Canada) and FXX (Canada), OMNI, VICELAND, and City;
•	publications, including Maclean’s, Chatelaine, Today’s Parent, Flare, and Hello! Canada;
•	Texture by Next Issue, with a catalogue of over 230 premium Canadian and US magazine titles;
•	over 50 radio stations, including 98.1 CHFI, 680 NEWS, Sportsnet The FAN, KiSS, JACK FM, and SONiC;
•	major league sports teams, including the Toronto Blue Jays, and teams owned by MLSE, such as the Toronto Maple Leafs, the Toronto Raptors, and Toronto FC;
•	an exclusive 12-year agreement with the NHL that allows us to deliver unprecedented coverage of professional hockey;
•	TSC, the leading nationally broadcast, interactive, multi-channel Canadian retailer; and
•	VICE, a global youth media company that produces and distributes global online video and text content.

WIDESPREAD PRODUCT DISTRIBUTION

WIRELESS

We distribute our wireless products nationally using various channels, including:

•	an extensive independent dealer network;
•	company-owned Rogers, Fido, and chatr retail stores;
•	major retail chains and convenience stores;
•	other distribution channels, such as WOW! mobile boutique, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
•	customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;
•	our call centres; and
•	outbound telemarketing.

CABLE

We distribute our cable products using various channels, including:

•	company-owned Rogers and Fido retail stores;
•	customer self-serve using rogers.com and fido.ca;
•	our call centres, outbound telemarketing, and door-to-door agents;
•	major retail chains; and
•	an extensive network of third-party retail locations.

BUSINESS SOLUTIONS

Our sales team and third-party retailers sell Business Solutions services to the enterprise, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next generation services.

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FIRST CLASS MEDIA CONTENT

We deliver highly sought-after sports content enhanced by the following initiatives:

•

an exclusive national 12-year agreement with the NHL, which began with the 2014-2015 NHL season and allows us to deliver unprecedented coverage of North American professional hockey across television, smartphones, tablets, and the Internet;

•	Rogers NHL GameCentre LIVE, an upgraded online destination for enhancing NHL action on any screen;
•	GamePlus, an innovative and interactive experience within Rogers NHL GameCentre LIVE that includes revolutionary camera angles, exclusive interviews and analysis, and original video-on-demand content;
•	Rogers Hometown Hockey Tour, which brings hockey-themed festivities and outdoor viewing parties to 24 communities across Canada over the 2016-2017 NHL season;
•	the MLB Network, a 24-hour network dedicated to baseball, brought to Canada for the first time on Rogers digital cable;
•	an 8-year, multi-platform broadcast rights agreement with MLB Properties and MLB Advanced Media to show live and in-progress games and highlights within Canada through 2021;
•	a 10-year multi-platform agreement that commenced in August 2014, which makes Rogers the exclusive wholesaler and a distributor of World Wrestling Entertainment’s (WWE) flagship programming in Canada;
•	exclusive broadcasting and distribution rights of the Toronto Blue Jays through our ownership of the team; and
•	delivery of our exclusive Canadian English language broadcast and mobile rights for the 2016 World Cup of Hockey.

CUSTOMER EXPERIENCE

We are committed to providing our customers with the best experience possible. To do this, we have invested in several different methods, such as:

•	contact centres located throughout Canada;
•	an innovative Integrated Voice Response (IVR) system that can take calls in four languages, including English, French, Mandarin, and Cantonese;
•	self-serve options, including:
•	the ability for Fido and Rogers consumer customers to complete price plan changes and hardware upgrades online;
•

simplified login, allowing Fido customers to log in to their accounts online or through the Fido MyAccount app using their Facebook login credentials, eliminating the need to remember multiple login credentials and making self-service easier to access;

•	the ability for customers to install their Internet and TV products without the need for a technician visiting their residence; and
•	Rogers EnRoute, a new tool that saves customers time by giving them the ability to track on their phone when a technician will arrive for an installation or service call;
•	customer care available over Facebook Messenger (a global first for a telecommunications company) and Twitter (among the first globally);
•	Family Data Manager, a data manager tool that allows Wireless customers to manage and customize their data usage in real-time through MyRogers;
•	a simplified mobile bill, making it easier for customers to read and understand their monthly charges;
•	Roam Like Home and Fido Roam, worry-free wireless roaming allowing Canadians to use their wireless plan like they do at home when traveling to included destinations; and
•	Rogers Assist, an app that allows all Rogers employees to submit an issue to customer care on behalf of their friends, family, and acquaintances.

ENGAGED PEOPLE

For our team of approximately 25,200 employees, we strive to create a great workplace, focusing on all aspects of the employee experience, which include:

•	engaging employees and building high-performing teams through initiatives including engagement surveys and leadership development programs;
•	aiming to attract and retain top talent through effective training and development, performance-driven employee recognition programs, and career progression programs for front-line employees;
•	maintaining our commitment to diversity and inclusion; and
•	providing a safe, collaborative, and agile workplace that provides employees the tools and training to be successful.

FINANCIAL STRENGTH AND FLEXIBILITY

We have an investment-grade balance sheet, conservative debt leverage, and substantial available liquidity of $2.7 billion as at December 31, 2016. Our capital resources consist primarily of cash provided by operating activities, cash and cash equivalents, available lines of credit, funds available under our accounts receivable securitization program, and issuances of long-term debt. We also own approximately $1,047 million of marketable equity securities in publicly-traded companies as at December 31, 2016.

The following information is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Financial and Operating Guidance”, “Risks and Uncertainties Affecting Our Business”, and our other disclosures about various economic, competitive, and regulatory assumptions, factors, and risks that could cause our actual future financial and operating results to differ from those currently expected.

Similar to 2016, we anticipate generating a net cash surplus in 2017 from our cash provided by operating activities. We expect that we will have sufficient capital resources to satisfy our cash funding requirements in 2017, including the funding of dividends on our common shares, repayment of maturing long-term debt, and other financing activities, investing activities, and other requirements. This takes into account our opening bank advance balance, cash provided by operating activities, the amount available under our $2.8 billion bank credit facilities, our accounts receivable securitization program, and funds available to us from the issuance of other bank, publicly issued, or private placement debt from time to time. As at December 31, 2016, there were no significant restrictions on the flow of funds between Rogers and its subsidiary companies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We believe we can satisfy foreseeable additional funding requirements by issuing additional debt financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, entering into new bank credit facilities, issuing public or private debt, amending the terms of our accounts receivable securitization program, or issuing equity. We may also opportunistically refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that these financing initiatives will or can be done as they become necessary.

HEALTHY TRADING VOLUMES AND DIVIDENDS

Our Class B Non-Voting common shares actively trade on the TSX and NYSE with a combined average daily trading volume of approximately 1.1 million shares in 2016. In addition, our Class A Voting common shares trade on the TSX. Dividends are the same on both classes of shares. In 2016, each share paid an annualized dividend of $1.92.

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2016 Financial Results

See “Accounting Policies” in this MD&A and the notes to our 2016 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategy and the results of our peers and competitors. Many of these are not defined terms under IFRS and should not be considered alternative measures to net income or any other financial measure of performance under IFRS. See “Key Performance Indicators” and “Non-GAAP Measures” for more information.

SUMMARY OF CONSOLIDATED RESULTS

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2016	2015	% Chg
Revenue
Wireless	7,916	7,651	3
Cable	3,449	3,465	–
Business Solutions	384	377	2
Media	2,146	2,079	3
Corporate items and intercompany eliminations	(193)	(158)	22
Revenue	13,702	13,414	2
Adjusted operating profit
Wireless	3,285	3,239	1
Cable	1,674	1,658	1
Business Solutions	123	116	6
Media	169	172	(2)
Corporate items and intercompany eliminations	(159)	(153)	4
Adjusted operating profit [1]	5,092	5,032	1
Adjusted operating profit margin [1]	37.2%	37.5%	(0.3 pts )
Net income [2]	835	1,342	(38)
Basic earnings per share [2]	$1.62	$2.61	(38)
Diluted earnings per share [2]	$1.62	$2.60	(38)
Adjusted net income [1,2]	1,481	1,479	–
Adjusted basic earnings per share [1,2]	$2.88	$2.87	–
Adjusted diluted earnings per share [1,2]	$2.86	$2.86	–
Additions to property, plant and equipment	2,352	2,440	(4)
Cash provided by operating activities	3,957	3,747	6
Free cash flow [1]	1,705	1,676	2
Total service revenue [3]	13,027	12,649	3
[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information.
[3]	As defined. See “Key Performance Indicators”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY CHANGES IN FINANCIAL RESULTS THIS YEAR COMPARED TO 2015

REVENUE

Wireless service revenue increased this year primarily as a result of a larger subscriber base and the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans.

Cable revenue decreased marginally this year as the impacts of a higher subscriber base for our Internet products and the movement of customers to higher-end speed and usage tiers were more than offset by Television subscriber losses and the impact of Phone pricing packages.

Business Solutions revenue increased this year primarily as a result of the growth in on-net next generation services, including our data centre businesses, which more than offset the continued reduction in lower margin, off-net legacy revenue.

Media revenue increased this year primarily as a result of higher sports-related revenue, driven by the success of Sportsnet and the Toronto Blue Jays, partially offset by continued softness in publishing and radio advertising.

ADJUSTED OPERATING PROFIT

Wireless adjusted operating profit increased this year primarily as a result of service revenue growth as described above, partially offset by higher costs associated with increased volumes and costs of devices.

Cable adjusted operating profit increased this year as a result of lower operating expenses.

Business Solutions adjusted operating profit increased this year as a result of the increase in revenues described above.

Media adjusted operating profit decreased this year primarily as a result of higher sports-related costs, partially offset by lower conventional broadcast TV, publishing, and radio costs and the higher revenue described above.

NET INCOME AND ADJUSTED NET INCOME

Net income decreased this year primarily as a result of a $484 million charge recognized on our IPTV product, a $140 million loss associated with the writedown of our shomi joint venture, and higher restructuring, acquisition and other costs.

Adjusted net income increased marginally this year as a result of higher adjusted operating profit, partially offset by higher other expense and higher income tax expense.

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  WIRELESS

ROGERS IS CANADA’S LARGEST PROVIDER OF WIRELESS COMMUNICATIONS SERVICES

As at December 31, 2016, we had:

•	approximately 10.3 million subscribers; and
•	approximately 34% subscriber share and 33% revenue share of the Canadian wireless market.

WIRELESS FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2016	2015 [1]	% Chg
Revenue
Service revenue	7,258	6,902	5
Equipment revenue	658	749	(12)
Revenue	7,916	7,651	3
Operating expenses
Cost of equipment [2]	1,947	1,845	6
Other operating expenses	2,684	2,567	5
Operating expenses	4,631	4,412	5
Adjusted operating profit	3,285	3,239	1
Adjusted operating profit margin as a % of service revenue	45.3%	46.9%	(1.6 pts )
Additions to property, plant and equipment	702	866	(19)

[1]	The operating results of Mobilicity are included in the Wireless results of operations from the date of acquisition on July 2, 2015.
[2]	Includes the cost of equipment revenue and direct channel subsidies.

WIRELESS SUBSCRIBER RESULTS 1

(In thousands, except churn, postpaid ARPA, and blended ARPU)	Years ended December 31
	2016	2015	Chg
Postpaid
Gross additions	1,521	1,354	167
Net additions	286	106	180
Total postpaid subscribers [2]	8,557	8,271	286
Churn (monthly)	1.23%	1.27%	(0.04 pts	)
ARPA (monthly)	$117.37	$110.74	$6.63
Prepaid
Gross additions	761	677	84
Net additions	111	75	36
Total prepaid subscribers [2,3]	1,717	1,606	111
Churn (monthly)	3.32%	3.45%	(0.13 pts	)
Blended ARPU (monthly)	$60.42	$59.71	$0.71

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]

On July 2, 2015, we acquired approximately 154,000 Wireless prepaid subscribers as a result of our acquisition of Mobilicity, which are not included in net additions, but do appear in the ending total balance for December 31, 2015.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

REVENUE

Our revenue depends on the size of our subscriber base, the revenue per account, the revenue from the sale of wireless devices, and other equipment revenue.

Service revenue

Service revenue includes revenue derived from voice and data services from:

•	postpaid and prepaid monthly fees;
•	data usage;
•	airtime;
•	long distance charges;
•	essential services charges;
•	inbound and outbound roaming charges; and
•	certain fees.

The 5% increase in service revenue this year was a result of:

•

larger postpaid and prepaid subscriber bases. The overall increase in service revenue pertaining to the increased prepaid subscriber base was partially a result of our mid-2015 acquisition of Mobilicity; and

•

the continued adoption of customer-friendly Rogers Share Everything plans and the general increase in data usage noted on these types of plans. These plans generate higher postpaid ARPA, bundle in various calling features and long distance, provide the ability to pool and manage data usage across multiple devices, and grant access to our other offerings, such as Roam Like Home, Rogers NHL GameCentre LIVE, Spotify, and Texture by Next Issue.

The 6% increase in postpaid ARPA was a result of the continued adoption of Rogers Share Everything plans relative to the number of subscriber accounts as customers have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

The 1% increase in blended ARPU this year was a result of:

•	increased service revenue as discussed above; partially offset by
•

the impact of expanding our lower-blended-ARPU-generating prepaid subscriber base relative to our total subscriber base as a result of our acquisition of Mobilicity and the general increase in prepaid net additions over the past year.

We believe the increases in gross and net additions to our postpaid subscriber base and the lower postpaid churn this year were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our Share Everything plans, improving our customer service, and continually increasing the quality of our network. We believe the increases in gross and net additions to our prepaid subscriber base and the lower prepaid churn were a result of our continued focus on the promotion of our chatr offerings.

Equipment revenue

Equipment revenue (net of subsidies) includes revenue from sales to:

•	independent dealers, agents, and retailers; and
•	subscribers through fulfillment by Wireless’ customer service groups, websites, telesales, and corporate stores.

The 12% decrease in revenue from equipment revenue this year was a result of:

•	larger average subsidies given to customers who purchased devices; and
•	a 4% decrease in device upgrades by existing subscribers; partially offset by
•	higher gross additions.

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OPERATING EXPENSES

We assess operating expenses in two categories:

•	the cost of wireless handsets and equipment; and
•	all other expenses involved in day-to-day operations, to service existing subscriber relationships, and to attract new subscribers.

The 6% increase in the cost of equipment this year was a result of:

•	a shift in the product mix of device sales towards higher-cost smartphones; and
•	higher gross additions; partially offset by
•	the decrease in device upgrades by existing subscribers, as discussed above.

The 5% increase in other operating expenses this year was a result of:

•	higher service costs to support the higher service revenue discussed above; and
•	higher advertising costs; partially offset by
•	lower commissions.

ADJUSTED OPERATING PROFIT

The marginal increase in adjusted operating profit this year was a result of higher revenue, partially offset by higher operating expenses, as discussed above.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

  CABLE

ONE OF CANADA’S LEADING PROVIDERS OF HIGH-SPEED INTERNET, CABLE TELEVISION, AND PHONE SERVICES

As at December 31, 2016, we had:

•	approximately 2.1 million high-speed Internet subscribers;
•	approximately 1.8 million Television subscribers – approximately 31% of Canadian cable television subscribers;
•	approximately 1.1 million Phone subscribers; and
•	a network passing approximately 4.2 million homes in Ontario, New Brunswick, and Newfoundland and Labrador.

CABLE FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2016	2015	% Chg
Revenue
Internet	1,495	1,343	11
Television	1,562	1,669	(6)
Phone	386	445	(13)
Service revenue	3,443	3,457	–
Equipment revenue	6	8	(25)
Revenue	3,449	3,465	–
Operating expenses
Cost of equipment	3	4	(25)
Other operating expenses	1,772	1,803	(2)
Operating expenses	1,775	1,807	(2)
Adjusted operating profit	1,674	1,658	1
Adjusted operating profit margin	48.5%	47.8%	0.7 pts
Additions to property, plant and equipment	1,085	1,030	5

CABLE SUBSCRIBER RESULTS 1

	Years ended December 31
(In thousands)	2016	2015	Chg
Internet
Net additions	97	37	60
Total Internet subscribers [2]	2,145	2,048	97
Television
Net losses	(76)	(128)	52
Total Television subscribers [2]	1,820	1,896	(76)
Phone
Net additions (losses)	4	(60)	64
Total Phone subscribers [2]	1,094	1,090	4
Cable homes passed [2]	4,241	4,153	88
Total service units [3]
Net additions (losses)	25	(151)	176
Total service units [2]	5,059	5,034	25

[1]	Subscriber count is a key performance indicator. See “Key Performance Indicators”.
[2]	As at end of period.
[3]	Includes Internet, Television, and Phone subscribers.

REVENUE

Internet revenue includes:

•	monthly subscription and additional use service revenue from residential, small business, and wholesale Internet access subscribers; and
•	modem rental fees.

Television revenue includes:

•	digital and analog cable services – comprised of:
•	basic cable service fees;
•	tier service fees;
•	access fees for use of channel capacity by third parties; and
•	premium and specialty service subscription fees, including pay-per-view service fees and video-on-demand service fees; and
•	rentals of digital cable set-top boxes.

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Phone revenue includes revenue from residential and small business local telephony service from:

•	monthly service fees;
•	calling features such as voicemail, call waiting, and caller ID; and
•	long distance calling.

The marginal decrease in revenue this year was a result of:

•	Television subscriber losses over the past year; partially offset by
•	the impact and timing of general pricing increases implemented over the past year, net of promotional pricing;
•	a higher subscriber base for our Internet products; and
•	the movement of Internet customers to higher speed and usage tiers.

Internet revenue

The 11% increase in Internet revenue this year was a result of:

•	a larger Internet subscriber base;
•	general movement of customers to higher speed and usage tiers of our Ignite broadband Internet offerings; and
•	the net impact of changes in Internet service pricing; partially offset by
•	a decline in additional usage-based revenue as portions of the subscriber base move to higher-value, unlimited usage plans; and
•	lower wholesale revenue as a result of a CRTC decision that reduced access service rates.

Television revenue

The 6% decrease in Television revenue this year was a result of:

•	the decline in Television subscribers over the past year primarily associated with the changing television consumption environment; partially offset by
•	the impact and timing of general pricing increases implemented over the past year, net of promotional pricing.

Phone revenue

The 13% decrease in Phone revenue this year was a result of:

•	the impact of pricing packages; partially offset by
•	less promotional pricing provided to subscribers as a result of the pricing packages described above.

Equipment revenue

Equipment revenue includes revenue generated from the sale of digital cable set-top boxes and Internet modems.

•	The decrease in equipment revenue this year was a result of a decrease in cable set-top box sales compared to the prior year.

OPERATING EXPENSES

We assess Cable operating expenses in three categories:

•	the cost of programming;
•	the cost of equipment revenue (cable digital set-top boxes and Internet modem equipment); and
•	all other expenses involved in day-to-day operations, to service and retain existing subscriber relationships, and to attract new subscribers.

The 2% decrease in operating expenses this year was a result of:

•	lower service and programming costs, partially due to a vendor credit received this year;
•	relative shifts in product mix to higher-margin Internet from conventional Television broadcasting; and
•	various cost efficiency and productivity initiatives; partially offset by
•	increased advertising, partially related to our Ignite Internet and 4K TV offerings.

ADJUSTED OPERATING PROFIT

The 1% increase in adjusted operating profit this year was a result of the revenue and expense changes described above.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

  BUSINESS SOLUTIONS

LEADING-EDGE WIRELINE TELECOM AND DATA COMMUNICATIONS SERVICES TO CANADIAN BUSINESSES

As at December 31, 2016, Business Solutions:

•	sold to enterprises and public sector;
•	sold to other carriers on a wholesale basis;
•	had 9,300 on-net fibre connected buildings; and
•	had fibre passing close to an additional 24,500 near-net buildings.

BUSINESS SOLUTIONS FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2016	2015	% Chg
Revenue
Next generation	307	288	7
Legacy	71	85	(16)
Service revenue	378	373	1
Equipment revenue	6	4	50
Revenue	384	377	2
Operating expenses	261	261	–
Adjusted operating profit	123	116	6
Adjusted operating profit margin	32.0%	30.8%	1.2pts
Additions to property, plant and equipment	146	187	(22)

Business Solutions generates revenue from the provision of wireline communications services and the sale of related equipment to enterprises and public sector at retail rates and to other telecommunications carriers on a wholesale basis.

Next generation revenue is generated by the provision of high-speed, high-reliability data and voice communications, provided on Rogers’ advanced IP, Ethernet, and cloud platforms, and mainly through Rogers’ extensive communications network and data centre infrastructure.

Legacy revenue is generated mainly by circuit-switched local and long distance voice services and legacy data services, provided over time-division multiplexing (TDM) and prior generation data platforms, with client access often delivered using leased third-party network elements and tariffed ILEC services.

Business Solutions continues to focus primarily on next generation IP-based services, leveraging higher margin on-net and near-net service revenue opportunities, and using existing network facilities to expand offerings to the enterprise, public sector, and carrier wholesale markets. Business Solutions also provides voice and data communications and advanced services, including data centres, cloud computing, fibre networking, and professional services.

REVENUE

The 1% increase in service revenue this year was a result of:

•	the continuing execution of our plan to grow higher margin, next generation on-net and near-net IP-based services revenue; partially offset by
•

the continued decline in the legacy and off-net voice business, a trend we expect to continue as we focus the business on next generation on-net and near-net opportunities and customers move to more advanced and cost-effective IP-based services and solutions.

Next generation services, which include our data centre operations, represented 81% (2015 – 77%) of total service revenue during the year.

OPERATING EXPENSES

Operating expenses this year were in line with 2015.

ADJUSTED OPERATING PROFIT

The 6% increase in adjusted operating profit this year was a result of the revenue changes discussed above.

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  MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:

•	sports media and entertainment, such as the Toronto Blue Jays;
•	our exclusive national 12-year NHL Agreement;
•	category-leading television and radio broadcasting properties;
•	multi-platform televised and online shopping;
•	digital media; and
•	publishing.

MEDIA FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2016	2015	% Chg
Revenue	2,146	2,079	3
Operating expenses	1,977	1,907	4
Adjusted operating profit	169	172	(2)
Adjusted operating profit margin	7.9%	8.3%	(0.4pts	)
Additions to property, plant and equipment	62	60	3

REVENUE

Media revenue is earned from:

•	advertising sales across its television, radio, publishing, and digital media properties;
•	subscriptions to televised products;
•	retail product sales;
•	ticket sales, receipts of MLB revenue sharing, and concession sales; and
•	circulation of published products.

The 3% increase in revenue this year was a result of:

•	higher sports-related revenue driven by the strength of Sportsnet and the success of the Toronto Blue Jays; and
•	higher digital advertising revenue; partially offset by
•	lower advertising revenues across publishing and radio.

OPERATING EXPENSES

We assess Media operating expenses by:

•	the cost of broadcast content, including sports programming and production;
•	the cost of retail products sold by TSC and Sports Media and Entertainment;
•	Toronto Blue Jays player payroll; and
•	all other expenses involved in day-to-day operations.

The 4% increase in operating expenses this year was a result of:

•	higher sports-related costs; and
•	higher digital media costs; partially offset by
•	lower conventional broadcast TV and radio costs, partially due to cost savings from operating efficiencies and job cuts during the first half of 2016; and
•	lower publishing costs due to the strategic shift related to magazine content announced earlier this year.

ADJUSTED OPERATING PROFIT

The 2% decrease in adjusted operating profit this year was a result of the revenue and expense changes described above.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    53

MANAGEMENT’S DISCUSSION AND ANALYSIS

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Additions to property, plant and equipment include costs associated with acquiring property, plant and equipment and placing it into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and the expansion of capacity and geographical reach. The expenditures related to the acquisition of spectrum licences are not included in additions to property, plant and equipment and do not factor into the calculation of free cash flow or capital intensity. See “Managing Our Liquidity and Financial Resources”, “Key Performance Indicators”, and “Non-GAAP Measures” for more information.

Additions to property, plant and equipment are significant and have a material impact on our cash flows, therefore our management teams focus on planning, funding, and managing them.

Additions to property, plant and equipment before related changes to non-cash working capital represent capital assets to which we took title. We believe this measure best reflects our cost of property, plant and equipment in a given period and is a simpler measure for comparing between periods.

	Years ended December 31
(In millions of dollars, except capital intensity)	2016	2015	% Chg
Additions to property, plant and equipment
Wireless	702	866	(19)
Cable	1,085	1,030	5
Business Solutions	146	187	(22)
Media	62	60	3
Corporate	357	297	20
Total additions to property, plant and equipment [1]	2,352	2,440	(4)
Capital intensity [2]	17.2%	18.2%	(1.0 pts )

[1]	Additions to property, plant and equipment do not include expenditures on spectrum licences.
[2]	As defined. See “Key Performance Indicators”.

WIRELESS

The decrease in additions to property, plant and equipment in Wireless this year was a result of lower expenditures on our wireless network, along with lower software and information technology costs. Deployment of our 700 MHz LTE network has reached 91% of Canada’s population as at December 31, 2016 (2015 – 78%). The 700 MHz LTE network offers improved signal quality in basements, elevators, and buildings with thick concrete walls. Deployment of our overall LTE network has reached approximately 95% of Canada’s population as at December 31, 2016 (2015 – 93%).

CABLE

The increase in additions to property, plant and equipment in Cable this year was a result of greater investment in network infrastructure to further improve the reliability and quality of the network and to improve the capacity of our Internet platform to deliver gigabit Internet speeds, partially offset by lower purchases of our next generation NextBox digital set-top box along with lower investment in information technology compared to last year.

BUSINESS SOLUTIONS

The decrease in additions to property, plant and equipment in Business Solutions this year was a result of greater investments to our network and data centre last year.

MEDIA

The increase in additions to property, plant and equipment in Media this year was a result of higher investments made to our broadcast facilities and IT infrastructure.

CORPORATE

The increase in additions to property, plant and equipment in Corporate this year was a result of higher information technology costs as well as higher spending on premise improvements at our various offices.

CAPITAL INTENSITY

Capital intensity decreased this year as a result of the decrease in additions to property, plant and equipment as described above, combined with the increase in revenue described previously in this MD&A.

54    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our net income and other expenses that do not form part of the segment discussions above.

	Years ended December 31
(In millions of dollars)	2016	2015	% Chg
Adjusted operating profit [1]	5,092	5,032	1
Deduct (add):
Stock-based compensation	61	55	11
Depreciation and amortization	2,276	2,277	–
Impairment of assets and related onerous contract charges	484	–	–
Restructuring, acquisition and other	160	111	44
Finance costs	761	774	(2)
Other expense (income) [2]	191	(4)	n/m
Income tax expense [2]	324	477	(32)
Net income [2]	835	1,342	(38)

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

[2]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information.

ADJUSTED OPERATING PROFIT

See “Key Changes in Financial Results This Year Compared to 2015” for a discussion of the increase in adjusted operating profit this year.

STOCK-BASED COMPENSATION

Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units (RSUs), and deferred share units (DSUs), is generally determined by:

•	the vesting of stock options and share units; and
•	changes in the market price of RCI Class B shares; offset by
•

the impact of certain derivative instruments to hedge a portion of the stock price appreciation risk for our stock-based compensation program. See “Financial Risk Management” for information about equity derivatives.

	Years ended December 31
(In millions of dollars)	2016	2015
Impact of vesting	70	57
Impact of change in price	24	20
Equity derivatives, net of interest receipt	(33)	(22)
Total stock-based compensation	61	55

Stock-based compensation increased to $61 million in 2016 (2015 – $55 million) primarily as a result of the vesting of additional stock-based compensation to employees, directors, and key executives.

We had a liability of $189 million as at December 31, 2016 (2015 – $157 million) related to stock-based compensation recorded at its fair value, including stock options, RSUs, and DSUs.

We paid $69 million in 2016 (2015 – $73 million) to holders of stock options, RSUs, and DSUs upon exercise.

DEPRECIATION AND AMORTIZATION

	Years ended December 31
(In millions of dollars)	2016	2015	% Chg
Depreciation	2,183	2,117	3
Amortization	93	160	(42)
Total depreciation and amortization	2,276	2,277	–

Depreciation and amortization was stable this year primarily as a result of:

•	the overall increase in additions to property, plant and equipment over the last several years, which has resulted in more depreciable assets; offset by
•	certain intangible assets that were fully amortized; and
•	ceasing amortization on certain brand name assets in 2016.

IMPAIRMENT OF ASSETS AND RELATED ONEROUS CONTRACT CHARGES

During the year ended December 31, 2016, we recorded an aggregate $484 million impairment charge and onerous contract charge related to our IPTV product.

(In millions of dollars)	Year ended December 31, 2016
Impairment of property, plant and equipment	412
Onerous contracts and other	72
Total impairment of assets and related onerous contract charges	484

These charges related to our decision to discontinue developing our IPTV product as a result of our decision to develop a long-term relationship with Comcast and deploy their X1 IP-based video platform. The onerous contract charges primarily relate to the remaining contractual liabilities for the development of our IPTV product and were recognized in accounts payable and accrued liabilities. We did not record an impairment charge in 2015.

RESTRUCTURING, ACQUISITION AND OTHER

This year, we incurred $160 million (2015 – $111 million) in restructuring, acquisition and other expenses. These expenses in 2016 primarily consisted of severance costs associated with the targeted restructuring of our employee base and costs related to the wind down of and changes to certain businesses. In 2015, these expenses were incurred primarily as a result of severance costs associated with the targeted restructuring of our employee base, the reorganization of our OMNI television stations, the acquisition of Mobilicity, and the purchase of our interest in Glentel.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    55

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCE COSTS

	Years ended December 31
(In millions of dollars)	2016	2015	% Chg
Interest on borrowings [1]	758	761	–
Interest on post-employment benefits liability	9	11	(18)
Loss on repayment of long-term debt	–	7	(100)
Loss on foreign exchange	13	11	18
Change in fair value of derivatives	(16)	3	n/m
Capitalized interest	(18)	(29)	(38)
Other	15	10	50
Total finance costs	761	774	(2)

[1]	Borrowings include long-term debt and short-term borrowings associated with our accounts receivable securitization program.

Interest on borrowings

Interest on borrowings decreased this year as a result of a lower amount of debt outstanding compared to 2015. See “Managing Our Liquidity and Financial Resources” for more information about our debt and related finance costs.

Loss on repayment of long-term debt

We recognized a $7 million loss on repayment of long-term debt in 2015 related to debt derivatives associated with the repayment or repurchase of certain senior notes in March 2015. These losses were deferred in the hedging reserve until maturity of the notes and were then recognized in net income. The loss relates to transactions in 2013 wherein foreign exchange rates on the related debt derivatives were updated to then-current rates.

Loss on foreign exchange

During 2016, all of our US dollar-denominated senior notes and debentures were hedged for accounting purposes. Foreign exchange losses recognized in 2016 were primarily related to our US dollar-denominated credit facility borrowings, which were not designated as hedges for accounting purposes due to the short-term nature of the borrowings. Foreign exchange losses recognized in 2015 were primarily related to the impact of fluctuations in the value of the Canadian dollar relative to the US dollar on working capital, consisting mainly of the unhedged portion of our US dollar-denominated accounts payable.

See “Managing Our Liquidity and Financial Resources” for more information about our debt and related finance costs.

OTHER EXPENSE (INCOME)

The increase in other expense this year was primarily a result of equity losses recognized on certain of our joint ventures. During the year, we announced the decision to wind down our shomi joint venture and recognized a loss of $140 million associated with the writedown of the investment and our share of the estimated cost of the remaining obligations of shomi. Additionally, we recognized a net loss of $11 million this year on divestitures pertaining to investments. In 2015, we recognized a $74 million gain on our acquisition of Mobilicity, partially offset by a $72 million loss related to our share of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures.

INCOME TAX EXPENSE

The table below shows the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year:

	Years ended December 31
(In millions of dollars, except tax rates)	2016	2015
Statutory income tax rate	26.6%	26.5%
Income before income tax expense [1]	1,159	1,819
Computed income tax expense [1]	308	482
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	5	5
Non-deductible portion of equity losses	18	11
Income tax adjustment, legislative tax change	3	6
Non-taxable gain on acquisition [1]	–	(20)
Non-taxable portion of capital gain	(7)	–
Other items	(3)	(7)
Total income tax expense [1]	324	477
Effective income tax rate [1]	28.0%	26.2%
Cash income taxes paid	295	184

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information.

Our effective income tax rate this year was 28.0% compared to 26.2% for 2015. The effective income tax rate for 2016 was higher than the statutory tax rate primarily as a result of non-deductible equity losses recognized on certain of our investments, partially offset by the non-taxable portion of capital gains on the sale of investments.

Cash income taxes paid increased this year as a result of applying non-capital losses from the Mobilicity transaction to offset our 2015 liability.

NET INCOME

Net income was 38% lower than last year. See “Key Changes in Financial Results This Year Compared to 2015” for more information.

	Years ended December 31
(In millions of dollars, except per share amounts)	2016	2015	% Chg
Net income [1]	835	1,342	(38)
Basic earnings per share [1]	$1.62	$2.61	(38)
Diluted earnings per share [1]	$1.62	$2.60	(38)

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information.

56    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

ADJUSTED NET INCOME

Adjusted net income was marginally higher compared to 2015, primarily as a result of higher adjusted operating profit and lower finance costs, partially offset by higher other expense (income) and higher income tax expense.

	Years ended December 31
(In millions of dollars, except per share amounts)	2016	2015	% Chg
Adjusted operating profit [1]	5,092	5,032	1
Deduct (add):
Depreciation and amortization	2,276	2,277	–
Finance costs [2]	761	767	(1)
Other expense (income) [3]	40	(2)	n/m
Income tax expense [4,5]	534	511	5
Adjusted net income [1]	1,481	1,479	–
Adjusted basic earnings per share [1]	$2.88	$2.87	–
Adjusted diluted earnings per share [1]	$2.86	$2.86	–

[1]

Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs exclude the $7 million loss on repayment of long-term debt for the year ended December 31, 2015.
[3]

Other expense for 2016 excludes an $11 million net loss on divestitures pertaining to investments and a $140 million loss on the wind down of our shomi joint venture. For 2015, other income excludes a $74 million gain on acquisition of Mobilicity and a $72 million loss related to our share of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures.

[4]

Income tax expense excludes the $213 million recovery (2015 – $40 million recovery) for the year ended December 31, 2016 related to the income tax impact for adjusted items. For 2016, income tax expense also excludes the $3 million expense (2015 – $6 million expense) for the revaluation of deferred tax balances as a result of legislative income tax rate changes.

[5]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information.

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. As at December 31, 2016, we had approximately 25,200 employees (2015 – 26,200) across all of our operating groups, including shared services and the corporate office. Total salaries and benefits for full-time employees and part-time employees in 2016 were approximately $2,073 million (2015 – $1,975 million). The increase was mainly a result of higher Toronto Blue Jays player salaries and higher pension expenses.

2015 FULL YEAR RESULTS COMPARED TO 2014

Revenue

Consolidated revenue increased by 4% in 2015, reflecting revenue growth of 5% in Wireless and 14% in Media, while Cable revenue was stable. Wireless revenue increased as a result of the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans, partially offset by the introduction of lower-priced roaming plans. Cable revenue was stable as the increase in Internet revenue was offset by decreases in Television and Phone revenue. Media revenue increased as a result of the NHL Agreement, growth at Sportsnet, and higher revenue at the Toronto Blue Jays, partially offset by continued softness in conventional TV and print advertising, as well as lower consumer retail sales at TSC.

Adjusted operating profit

Consolidated adjusted operating profit increased in 2015 to $5,032 million, reflecting increases in Media of $41 million, partially offset by decreases in Business Solutions of $6 million. Wireless adjusted operating profit decreased marginally as a result of higher net unit costs for equipment and a greater number of upgrades, partially offset by the continued adoption of higher-postpaid-ARPA-generating service plans and higher equipment revenue. Cable adjusted operating profit was stable in 2015 as a result of higher investments in customer care, network, and customer value enhancement-related costs, offset by various efficiency and productivity initiatives. The decrease in Business Solutions was a result of continued declines in the legacy, off-net business, partially offset by continued growth in the higher-margin on-net, next generation business improvements. Media adjusted operating profit increased primarily as a result of the success of the Toronto Blue Jays.

Net income and adjusted net income

Net income increased to $1,342 million in 2015 from $1,341 million in 2014 primarily as a result of lower restructuring, acquisition and other costs, lower finance costs, lower income tax expense, and higher other income, partially offset by higher depreciation and amortization. Net income has been retrospectively amended as a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes. See “Accounting Policies” for more information.

Adjusted net income decreased to $1,479 million in 2015 from $1,532 million in 2014 as a result of higher depreciation and amortization and higher other expense, partially offset by higher adjusted operating profit and lower income tax expense. Adjusted net income has been retrospectively amended as a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes. See “Accounting Policies” for more information.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    57

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS

The table below shows our quarterly consolidated financial results and key performance indicators for 2016 and 2015.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2016					2015
(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1
Revenue
Wireless	7,916	2,058	2,037	1,931	1,890	7,651	1,981	1,973	1,903	1,794
Cable	3,449	858	865	870	856	3,465	855	871	869	870
Business Solutions	384	96	95	97	96	377	95	94	94	94
Media	2,146	550	533	615	448	2,079	560	473	582	464
Corporate items and intercompany eliminations	(193)	(52)	(38)	(58)	(45)	(158)	(39)	(27)	(45)	(47)
Total revenue	13,702	3,510	3,492	3,455	3,245	13,414	3,452	3,384	3,403	3,175
Adjusted operating profit (loss)
Wireless	3,285	792	884	846	763	3,239	754	879	841	765
Cable	1,674	435	431	415	393	1,658	426	416	414	402
Business Solutions	123	30	31	31	31	116	30	31	27	28
Media	169	49	79	90	(49)	172	56	58	90	(32)
Corporate items and intercompany eliminations	(159)	(47)	(40)	(35)	(37)	(153)	(40)	(39)	(35)	(39)
Adjusted operating profit [1]	5,092	1,259	1,385	1,347	1,101	5,032	1,226	1,345	1,337	1,124
Deduct (add):
Stock-based compensation	61	16	18	15	12	55	16	13	14	12
Depreciation and amortization	2,276	555	575	572	574	2,277	580	576	562	559
Impairment of assets and related onerous contract charges	484	484	–	–	–	–	–	–	–	–
Restructuring, acquisition and other	160	34	55	27	44	111	23	37	42	9
Finance costs	761	188	188	189	196	774	192	190	182	210
Other expense (income) [2]	191	(4)	220	9	(34)	(4)	4	(31)	26	(3)
Net income (loss) before income tax expense (recovery) [2]	1,159	(14)	329	535	309	1,819	411	560	511	337
Income tax expense (recovery) [2]	324	(5)	109	141	79	477	112	135	148	82
Net income (loss) [2]	835	(9)	220	394	230	1,342	299	425	363	255
Earnings (loss) per share [2]:
Basic	$1.62	($0.02)	$0.43	$0.77	$0.45	$2.61	$0.58	$0.83	$0.70	$0.50
Diluted	$1.62	($0.04)	$0.43	$0.76	$0.44	$2.60	$0.58	$0.82	$0.70	$0.48
Net income (loss) [2]	835	(9)	220	394	230	1,342	299	425	363	255
Add (deduct):
Stock-based compensation	61	16	18	15	12	55	16	13	14	12
Restructuring, acquisition and other	160	34	55	27	44	111	23	37	42	9
Gain on acquisition of Mobilicity [2]	–	–	–	–	–	(74)	–	(74)	–	–
Loss on non-controlling interest purchase obligation	–	–	–	–	–	72	–	72	–	–
Loss on repayment of long-term debt	–	–	–	–	–	7	–	–	–	7
Loss on wind down of shomi	140	–	140	–	–	–	–	–	–	–
Net loss (gain) on divestitures pertaining to investments	11	–	50	–	(39)	–	–	–	–	–
Impairment of assets and related onerous contract charges	484	484	–	–	–	–	–	–	–	–
Income tax impact of above items [2]	(213)	(143)	(56)	(9)	(5)	(40)	(7)	(12)	(13)	(8)
Income tax adjustment, legislative tax change	3	–	–	–	3	6	–	–	6	–
Adjusted net income [1,2]	1,481	382	427	427	245	1,479	331	461	412	275
Adjusted earnings per share [1,2]:
Basic	$2.88	$0.74	$0.83	$0.83	$0.48	$2.87	$0.64	$0.90	$0.80	$0.53
Diluted	$2.86	$0.74	$0.83	$0.83	$0.47	$2.86	$0.64	$0.89	$0.80	$0.53
Additions to property, plant and equipment	2,352	604	549	647	552	2,440	773	571	621	475
Cash provided by operating activities	3,957	1,053	1,185	1,121	598	3,747	950	1,456	1,114	227
Free cash flow [1]	1,705	392	598	495	220	1,676	274	660	476	266
Total service revenue [3]	13,027	3,306	3,328	3,308	3,085	12,649	3,214	3,183	3,204	3,048

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information.
[3]	As defined. See “Key Performance Indicators”.

58    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

FOURTH QUARTER 2016 RESULTS

Results commentary in “Fourth Quarter 2016 Results” compares the fourth quarter of 2016 with the fourth quarter of 2015.

Higher revenue

Consolidated revenue increased 2% in the fourth quarter, largely driven by Wireless service revenue growth of 6%.

Wireless service revenue increased 6% in the fourth quarter primarily as a result of a larger subscriber base and the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans and the increase in data usage on these plans.

Cable revenue increased marginally in the fourth quarter as strong Internet revenue growth of 9% was largely offset by the decline in Television and Phone revenue. We continue to see an ongoing shift in product mix to higher-margin Internet services.

Media revenue decreased 2% in the fourth quarter primarily as a result of fewer postseason Toronto Blue Jays games compared to last year, lower overall advertising revenue, and lower circulation revenue within publishing, partially offset by higher sales at TSC.

Higher adjusted operating profit

Higher consolidated adjusted operating profit in the fourth quarter reflects an increase in Wireless adjusted operating profit as a result of the strong flow through of top line growth described above and improved Cable performance due to the shift in product mix to higher-margin Internet services.

Net loss and higher adjusted net income

The net loss of $9 million in the fourth quarter was primarily a result of the $484 million impairment and other charges we recognized related to the discontinued investment in our IPTV product. See “Review of Consolidated Performance” for more information. Adjusted net income increased in the fourth quarter as a result of higher adjusted operating profit, lower depreciation and amortization, and lower finance costs, partially offset by higher income tax expense.

QUARTERLY TRENDS AND SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reporting segments. This means our results in one quarter are not necessarily a good indication of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income tax expense.

Wireless

The trends in Wireless revenue and adjusted operating profit reflect:

•	the growing number of wireless voice and data subscribers;
•	higher usage of wireless data;
•	higher handset sales as more consumers shift to smartphones; and
•	stable postpaid churn, which we believe is beginning to reflect the realization of our enhanced customer service efforts; partially offset by
•	decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance; and
•

lower roaming revenue as more subscribers are taking advantage of value-added roaming plans, such as Roam Like Home and Fido Roam. Peak travel seasons typically impact roaming usage and vary over the course of a calendar year.

The trends in Wireless adjusted operating profit reflect:

•	higher handset subsidies that offset the higher handset sales as more consumers shift to smartphones; and
•	higher voice and data costs related to the increasing number of subscribers.

We continue to target organic growth in higher-value postpaid subscribers. We have maintained a stable mix of postpaid and prepaid subscribers. Prepaid plans are evolving to have properties similar to those of traditional postpaid plans. We believe this evolution provides Canadians with greater choice of subscribing to a postpaid or prepaid service plan. Growth in our customer base over time has resulted in higher costs for customer service, retention, credit, and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and related subsidies, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. The third and fourth quarters typically experience this activity as a result of “back to school” and holiday season-related consumer behaviour. The launch of popular new wireless handset models can also affect the level of subscriber additions. Highly-anticipated device launches typically occur in the fall season of each year. We typically see lower subscriber additions in the first quarter of the year, which is a direct impact of the higher additions around the fourth quarter holiday season. Wireless roaming revenue is dependent on customer travel volumes, which is impacted by the value of the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable

The trends in Cable service revenue primarily reflect:

•	higher Internet subscription fees as customers increasingly upgrade to higher-tier speed plans, including those with unlimited usage; and
•	general pricing increases; offset by
•	competitive losses of Television subscribers;
•	Television subscribers downgrading their service plans; and
•

lower additional usage of Internet, Television, and Phone products and services as service plans are increasingly bundling more features, such as unlimited bandwidth or a greater number of TV channels.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    59

MANAGEMENT’S DISCUSSION AND ANALYSIS

The trends in Cable adjusted operating profit primarily reflect:

•	higher Internet operating expenses, in line with the increased Internet subscription fees; and
•	higher premium supplier fees in Television as a result of bundling more value-added offerings into our Cable products; offset by
•	lower general Television and Phone operating expenses.

Cable’s operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:

•

university and college students who live in residences moving out early in the second quarter and canceling their service as well as students moving in late in the third quarter and signing up for cable service;

•	individuals temporarily suspending service for extended vacations or seasonal relocations; and
•	the concentrated marketing we generally conduct in our fourth quarter.

Cable operating results are also influenced by trends in cord shaving and cord cutting, which has resulted in fewer subscribers watching traditional cable television, as well as a lower number of Television subscribers. In addition, trends in the use of wireless products and Internet or social media to substitute for traditional home phone products have resulted in fewer Phone subscribers.

Business Solutions

The trends in Business Solutions operating profit margin primarily reflect the ongoing shift from lower-margin, off-net legacy long distance and data services to higher-margin, next generation services and data centre businesses.

Business Solutions does not generally have any unique seasonal aspects to its business.

Media

The trends in Media’s results are generally the result of:

•	fluctuations in advertising and consumer market conditions;
•	subscriber rate increases;
•	higher sports and rights costs, including increases as we move further along in our NHL Agreement; and
•	continual investment in primetime and specialty programming relating to both our broadcast networks (such as City) and our specialty channels (such as FX (Canada)).

Seasonal fluctuations relate to:

•

periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

•	the MLB season, where:
•	games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•

revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason; and

•	programming and production costs and player payroll are expensed based on the number of games aired; and
•	the NHL season, where:
•

regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams’ presence during the playoffs;

•	programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•	advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

Other expenses

Depreciation and amortization has been trending upward over the past several years as a result of an increase in our general depreciable asset base, related significantly to our recent rollout and expansion of our wireless network. This is a direct result of increasing additions to property, plant and equipment in previous and current years as we worked to upgrade our wireless network, purchase NextBox set-top boxes, and roll out Ignite Gigabit Internet and 4K TV to our Cable footprint. We expect depreciation and amortization to be relatively stable for the next several years as our additions to property, plant and equipment moderate and certain intangible assets become fully amortized.

60    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

OVERVIEW OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31 (In millions of dollars)	2016	2015	$ Chg	% Chg	Explanation of significant changes
Assets
Current assets:
Cash and cash equivalents	–	11	(11)	(100)	See “Managing Our Liquidity and Financial Resources” for more information.
Accounts receivable	1,949	1,792	157	9	Reflects an increase in trade receivables driven by increased revenue.
Inventories	315	318	(3)	(1)	n/m
Other current assets	215	303	(88)	(29)	Primarily reflects the reduction of a receivable pertaining to the divestiture of Glentel’s international operations.
Current portion of derivative instruments	91	198	(107)	(54)	Reflects changes in market values of debt derivatives and expenditure derivatives primarily as a result of the difference between the year-end exchange rate and the hedged rate on our outstanding derivatives, as well as the settlement and maturity of certain derivatives discussed in “Financial Risk Management”.
Total current assets	2,570	2,622	(52)	(2)
Property, plant and equipment	10,749	10,997	(248)	(2)	Reflects the impairment of our IPTV-related assets as well as annual depreciation, partially offset by additions to property, plant and equipment. See “Additions to Property, Plant and Equipment” for more information.
Intangible assets	7,130	7,243	(113)	(2)	Reflects amortization of intangible assets.
Investments	2,174	2,271	(97)	(4)	Reflects lower carrying values as a result of certain divestitures and the wind down of shomi, partially offset by fair value increases for publicly-traded investments.
Derivative instruments	1,708	1,992	(284)	(14)	See “Current portion of derivative instruments” for more information.
Other long-term assets	98	150	(52)	(35)	Reflects a reclassification of long-term receivables to current.
Deferred tax assets	8	9	(1)	(11)	n/m
Goodwill [1]	3,905	3,905	–	–	n/m
Total assets	28,342	29,189	(847)	(3)
Liabilities and shareholders’ equity
Current liabilities:
Bank advances	71	–	71	n/m	See “Managing Our Liquidity and Financial Resources” for more information.
Short-term borrowings	800	800	–	–	n/m
Accounts payable and accrued liabilities	2,783	2,708	75	3	Primarily reflects increased liabilities pertaining to onerous contract charges recorded relating to our IPTV product and an overall increase in trade payables as a result of the timing of payments made, partially offset by the reduction of a payable pertaining to the divestiture of Glentel’s international operations.
Income tax payable	186	96	90	94	Reflects the timing of tax installments.
Current portion of provisions	134	10	124	n/m	Primarily reflects a provision related to our share of remaining obligations expected to be incurred in our shomi joint venture.
Unearned revenue	367	388	(21)	(5)	Reflects a decrease pertaining to a loyalty program, partially offset by increases in customer deposits at the Toronto Blue Jays.
Current portion of long-term debt	750	1,000	(250)	(25)	Reflects the upcoming maturity of our $250 million and $500 million senior notes in 2017, partially offset by the repayment of $1,000 million of senior notes during the year.
Current portion of derivative instruments	22	15	7	47	Reflects changes in market values of equity and expenditure derivatives. See “Financial Risk Management” for more information.
Total current liabilities	5,113	5,017	96	2
Provisions	33	50	(17)	(34)	n/m
Long-term debt	15,330	15,870	(540)	(3)	Primarily reflects revaluation from the appreciation of the Cdn$ relative to the US$, the upcoming maturity of $750 million in senior notes in early 2017 that are now classified as current, and a decrease in our credit facility borrowings. See “Sources and Uses of Cash” for more information.
Derivative instruments	118	95	23	24	Reflects changes in market values of bond forwards and debt derivatives, primarily as a result of the appreciation of the Cdn$ relative to the US$. See “Financial Risk Management” for more information.
Other long-term liabilities	562	455	107	24	Reflects an increase in long-term pension obligations.
Deferred tax liabilities [1]	1,917	2,066	(149)	(7)	Primarily reflects the reversal of certain temporary differences.
Total liabilities	23,073	23,553	(480)	(2)
Shareholders’ equity [1]	5,269	5,636	(367)	(7)	Reflects changes in retained earnings and equity reserves.
Total liabilities and shareholders’ equity	28,342	29,189	(847)	(3)
[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    61

MANAGEMENT’S DISCUSSION AND ANALYSIS

Managing Our Liquidity and Financial Resources

SOURCES AND USES OF CASH

OPERATING, INVESTING AND FINANCING ACTIVITIES

	Years ended December 31
(In millions of dollars)	2016	2015
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	4,994	5,004
Change in non-cash operating working capital items	14	(302)
Cash provided by operating activities before income taxes paid and interest paid	5,008	4,702
Income taxes paid	(295)	(184)
Interest paid	(756)	(771)
Cash provided by operating activities	3,957	3,747
Investing activities:
Additions to property, plant and equipment	(2,352)	(2,440)
Additions to program rights	(46)	(64)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	(103)	(116)
Acquisitions and other strategic transactions, net of cash acquired	–	(1,077)
Other	45	(70)
Cash used in investing activities	(2,456)	(3,767)
Financing activities:
Net repayments on short-term borrowings	–	(42)
Net (repayments) issuance of long-term debt	(538)	754
Net (repayments) proceeds on settlement of debt derivatives and forward contracts	(45)	129
Transaction costs incurred	(17)	(9)
Dividends paid	(988)	(977)
Other	5	–
Cash used in financing activities	(1,583)	(145)
Change in cash and cash equivalents	(82)	(165)
Cash and cash equivalents, beginning of year	11	176
(Bank advances) cash and cash equivalents, end of year	(71)	11

OPERATING ACTIVITIES

The 6% increase in cash provided by operating activities this year was a result of higher net funding provided by non-cash working capital and lower interest paid, partially offset by higher cash income taxes paid.

INVESTING ACTIVITIES

Additions to property, plant and equipment

We spent $2,352 million this year on property, plant and equipment before related changes in non-cash working capital items, which was 4% lower than 2015. See “Additions to Property, Plant and Equipment” for more information.

Acquisitions and other strategic transactions

Expenditures in 2015 included $129 million for the acquisition of our 2500 MHz spectrum licences and Shaw spectrum licences (including $2 million of related transaction costs) and $948 million related to the acquisitions of Mobilicity, our investment in Glentel, and certain dealer stores.

FINANCING ACTIVITIES

Accounts receivable securitization

Below is a summary of the activity relating to our accounts receivable securitization program for the quarter and year to date:

	Years ended December 31
(In millions of dollars)	2016	2015
Short-term borrowings
Proceeds received on short-term borrowings	295	294
Repayment of short-term borrowings	(295)	(336)
Net repayments on short-term borrowings	–	(42)

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As at December 31, 2016, our total funding under the securitization program was $800 million (2015 – $800 million) and the program was committed to fund up to a maximum of $1,050 million (2015 – $1,050 million). In July 2016, we amended the terms of the accounts receivable securitization program to, among other things, extend the expiry date from January 1, 2018 to January 1, 2019.

We continue to service and retain substantially all of the risks and rewards relating to the accounts receivables we sell, and therefore, the receivables remain recognized on our consolidated statements of financial position and the funding received is recorded as short-term borrowings. The buyer’s interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

Bank and letter of credit facilities

In April 2015, we borrowed the full amount of a new $1.0 billion bank credit facility (non-revolving credit facility) that was established in addition to our existing $2.5 billion revolving credit facility. The non-revolving credit facility is available on a non-revolving basis and matures in April 2018 with no scheduled principal repayments prior to maturity. In December 2015, we amended our non-revolving bank credit facility to allow partial, temporary repayment from December 2015 through May 2016; the maximum credit limit remained $1.0 billion. As a result of repayments made during the year, we reduced the amount of borrowings available under our non-revolving credit facility from $1.0 billion to $301 million. The interest rate charged on borrowings under the non-revolving credit facility falls within the range of pricing indicated for our revolving credit facility.

Below is a summary of the activity relating to our revolving and non-revolving bank credit facilities for 2015 and 2016:

	Year ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)
Issuance of US dollar long-term debt	2,188	1.31	2,877
Issuance of Canadian dollar long-term debt			1,140
Total long-term debt issued			4,017
Repayment of US dollar long-term debt	(2,038)	1.32	(2,686)
Repayment of Canadian dollar long-term debt			(1,540)
Total long-term debt repaid			(4,226)

	Year ended December 31, 2015
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)
Issuance of Canadian dollar long-term debt	–	–	6,025
Repayment of Canadian dollar long-term debt	–	–	(5,525)

As at December 31, 2016, we had $301 million ($100 million and US$150 million) of borrowings outstanding under our revolving and non-revolving credit facilities (2015 – $500 million). Certain funds were borrowed in US dollars to take advantage of a favourable interest rate spread; we have entered into debt derivatives related to these borrowings to convert all the interest and principal payment obligations to Canadian dollars. See “Financial Risk Management” for more information.

As at December 31, 2016, we had available liquidity under our bank credit facilities of $2.4 billion, as illustrated below. Each of these facilities is unsecured and guaranteed by RCCI and ranks equally with all of our senior notes and debentures.

	As at December 31
(In millions of dollars)	2016	2015
Total revolving & non-revolving credit and letter of credit facilities	2,860	3,568
Add (deduct):
Outstanding letters of credit	(68)	(68)
Borrowings	(301)	(500)
Bank advances	(71)	–
Available liquidity – bank credit facilities	2,420	3,000

Effective April 1, 2016, we amended our $2.5 billion revolving credit facility to, among other things, extend the maturity date from July 2019 to September 2020. At the same time, we also amended the $1.0 billion non-revolving credit facility to, among other things, extend the maturity date from April 2017 to April 2018.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Issuance of senior notes and related debt derivatives

The table below provides a summary of the senior notes we issued during 2016 and 2015, with the proceeds used to repay outstanding advances under our credit facilities and for general corporate purposes.

(In millions of dollars, except interest rates and discounts)
Date Issued	Principal amount	Due date	Interest rate	Discount/premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
2016 issuances

November 4, 2016	US 500	2026	2.900%	98.354%	671	17

2015 issuances

December 8, 2015	US 700	2025	3.625%	99.252%	937
December 8, 2015	US 300	2044	5.000%	101.700%	401
Total for 2015					1,338	13

[1]	Gross proceeds before transaction costs, discounts, and premiums.
[2]

Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

The 2016 and 2015 senior notes were issued pursuant to public offerings in the US.

Concurrent with the 2016 and 2015 issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. See “Financial Risk Management” for more information.

All the notes issued are unsecured and guaranteed by RCCI, ranking equally with all of our other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities.

Repayment of senior notes and related derivative settlements

The table below provides a summary of the repayment of our senior notes during 2016 and 2015.

(In millions of dollars)
Maturity date	Notional amount (US$)	Notional amount (Cdn$)
2016 repayments
May 26, 2016	–	1,000

2015 repayments
March 15, 2015	550	702
March 15, 2015	280	357
Total for 2015	830	1,059

There were no debt derivatives associated with the 2016 repayment. The associated debt derivatives for the 2015 repayments were settled at maturity. See “Financial Risk Management” for more information.

Dividends

In 2016, we declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares. We paid $988 million in cash dividends, an increase of $11 million from 2015. See “Dividends and Share Information” for more information.

Shelf prospectuses

We have two shelf prospectuses that qualify the offering of debt securities from time to time. One shelf prospectus qualifies the public offering of up to $4 billion of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (together with a corresponding registration statement filed with the US Securities and Exchange Commission) qualifies the public offering of up to US$4 billion of our debt securities in the United States and Ontario (US Shelf). Both the Canadian Shelf and the US Shelf will expire in April 2018. In November 2016, we issued US$500 million ($671 million) of debt securities under the US Shelf.

Dissolution of RCP

As a result of the dissolution of RCP on January 1, 2016, RCP is no longer a guarantor, or co-obligor, as applicable, for the Company’s bank credit and letter of credit facilities, senior notes and debentures, and derivative instruments. Effective January 1, 2016, RCI continues to be the obligor in respect of each of these, while RCCI remains either a co-obligor or guarantor for the senior notes and debentures and a guarantor, as applicable, for the bank credit and letter of credit facilities and derivative instruments. See “Understanding Our Business” and “Summary of Financial Results of Long-Term Debt Guarantor” for more information.

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FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2016	2015	% Chg
Adjusted operating profit [1]	5,092	5,032	1
Deduct (add):
Additions to property, plant and equipment [2]	2,352	2,440	(4)
Interest on borrowings, net of capitalized interest	740	732	1
Cash income taxes [3]	295	184	60
Free cash flow [1]	1,705	1,676	2

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Additions to property, plant and equipment do not include expenditures for spectrum licences.
[3]	Cash income taxes are net of refunds received.

The 2% increase in free cash flow this year was primarily a result of:

•	higher adjusted operating profit; and
•	lower additions to property, plant and equipment; partially offset by
•	higher cash income tax payments as a result of applying non-capital losses from the Mobilicity transaction during the same period in 2015.

FINANCIAL CONDITION

LIQUIDITY

	As at December 31
(In millions of dollars)	2016	2015
Cash and cash equivalents	–	11
Bank credit facilities	2,420	3,000
Accounts receivable securitization program	250	250
Total available liquidity	2,670	3,261

In addition to the noted sources of available liquidity, we held $1,047 million of marketable securities in publicly-traded companies as at December 31, 2016 (2015 – $966 million).

Weighted average cost of borrowings

Our borrowings had a weighted average cost of 4.72% as at December 31, 2016 (2015 – 4.82%) and a weighted average term to maturity of 10.6 years (2015 – 10.8 years). This comparatively favourable decline in our 2016 weighted average interest rate reflects the combined effects of:

•	greater utilization of our bank credit facilities;
•	our issuance of senior notes in November 2016 at comparatively lower interest rates; and
•	the scheduled repayments and repurchases of comparatively more expensive senior notes made in March 2015 and May 2016.

COVENANTS

The provisions of our $2.5 billion revolving and $301 million non-revolving bank credit facilities described above impose certain restrictions on our operations and activities, the most significant of which are leverage-related maintenance tests. As at December 31, 2016 and 2015, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our debt agreements. Throughout 2016, these covenants did not impose restrictions of any material consequence on our operations.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of Standard & Poor’s Ratings Services (Standard & Poor’s), Fitch Ratings (Fitch), and Moody’s Investors Service (Moody’s) to rate our public debt issues. As at December 31, 2016, the credit ratings on RCI’s outstanding senior notes and debentures were as follows:

•	Standard & Poor’s affirmed RCI’s senior unsecured debt at BBB+ with a stable outlook;
•	Fitch affirmed its BBB+ rating with a stable outlook; and
•	Moody’s affirmed its comparably equivalent rating of Baa1 with a stable outlook.

The table below shows the credit ratings on our borrowings received from the rating agencies as at December 31, 2016:

Issuance	Standard & Poor’s	Fitch	Moody’s
Corporate credit issuer default rating	BBB+ with a stable outlook	BBB+ with a stable outlook	Baa1 with a stable outlook
Senior unsecured debt	BBB+ with a stable outlook	BBB+ with a stable outlook	Baa1 with a stable outlook

Ratings for debt instruments across the universe of composite rates range from AAA (Standard & Poor’s and Fitch) or Aaa (Moody’s) representing the highest quality of securities rated, to D (Standard & Poor’s), Substantial Risk (Fitch), and C (Moody’s) for

the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (Standard & Poor’s and Fitch) or Baa3 (Moody’s) to AAA (Standard & Poor’s and Fitch) or Aaa (Moody’s).

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    65

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit ratings are not recommendations for investors to purchase, hold, or sell the rated securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by Standard & Poor’s, Fitch, and Moody’s are investment-grade ratings.

PENSION OBLIGATIONS

Our retiree pension plans had a funding deficit of approximately $387 million as at December 31, 2016 (2015 – $281 million). During 2016, our funding deficit increased by $106 million primarily as a result of a decrease in the discount rate we used to measure these obligations and increased participation in our defined benefit pension plan prior to its closure to new members in 2016.

We made a total of $125 million (2015 – $118 million) of contributions to our pension plans. We expect our total estimated funding requirements to be $144 million in 2017 and to be adjusted annually thereafter based on various market factors, such as interest rates, expected returns, and staffing assumptions.

Changes in factors such as the discount rate, participation rates, increases in compensation, and the expected return on plan assets can affect the accrued benefit obligation, pension expense, and the deficiency of plan assets over accrued obligations in the future. See “Accounting Policies” for more information. In order to manage the rising cost of our pension plans, effective June 30, 2016, the Rogers Defined Benefit Pension Plan was closed to new enrolment. Beginning July 1, 2016, employees not participating in the Rogers Defined Benefit Pension Plan became eligible for enrolment into a new Defined Contribution Pension Plan.

Purchase of annuities

From time to time, we have made additional lump-sum contributions to our pension plans, and the pension plans have purchased annuities from insurance companies to fund the pension benefit obligations for certain groups of retired employees in the plans. Purchasing the annuities relieves us of our primary responsibility for that portion of the accrued benefit obligations for the retired employees and eliminates the significant risk associated with the obligations.

We did not make any additional lump-sum contributions to our pension plans in 2016 or 2015, and the pension plans did not purchase additional annuities.

FINANCIAL RISK MANAGEMENT

We use derivative instruments from time to time to manage risks related to our business activities, summarized as follows:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives	• Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated long-term debt	• Cross-currency interest rate exchange agreements • Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	• Impact of fluctuations in market interest rates on forecasted interest payments for expected long-term debt	• Forward interest rate agreements
Expenditure derivatives	• Impact of fluctuations in foreign exchange rates on forecasted US dollar-denominated expenditures	• Forward foreign exchange agreements
Equity derivatives	• Impact of fluctuations in share price on stock-based compensation expense	• Total return swap agreements

We also manage our exposure to fluctuating interest rates and we have fixed the interest rate on 91.2% (2015 – 90.3%) of our debt, including short-term borrowings, as at December 31, 2016.

We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility borrowings as hedges for accounting purposes. Our bond forwards and expenditure derivatives are also designated as hedges for accounting purposes.

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DEBT DERIVATIVES

We use cross-currency interest rate exchange agreements (debt derivatives) to hedge the foreign exchange risk on all of the interest and principal payment obligations of our US dollar-denominated senior notes and debentures.

New debt derivatives to hedge new senior notes issued

		US		Hedging effect
(In millions of dollars, except interest rates) Effective date	Principal/ Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged Cdn$ interest rate [1]	Equivalent (Cdn$)
November 4, 2016	500	2026	2.900%	2.834%	671

December 8, 2015	700	2025	3.625%	3.566%	937
December 8, 2015	300	2044	5.000%	5.145%	401

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

Matured debt derivatives

(In millions of dollars) Maturity date	Notional amount (US$)	Net cash (proceeds) settlement (Cdn$)
March 15, 2015	550	(106)
March 15, 2015	280	(48)
Total	830	(154)

During the year, we entered into debt derivatives related to our credit facility borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility borrowings. As a result of the short-term nature of these debt derivatives related to our credit facility borrowings, we have not designated them as hedges for accounting purposes.

During 2016, we entered into and settled debt derivatives related to our credit facility borrowings as follows:

	Year ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)
Debt derivatives entered	8,683	1.31	11,360
Debt derivatives settled	8,533	1.31	11,159
Net cash received			8

We did not enter into any debt derivatives related to our credit facility borrowings during 2015.

As at December 31, 2016, we had US$6.7 billion of US dollar-denominated senior notes and debentures, all of which were hedged using debt derivatives.

	As at December 31
(In millions of dollars, except exchange rates, percentages, and years)	2016		2015
US dollar-denominated long-term debt [1]	US$	6,700	US$	6,200
Hedged with debt derivatives	US$	6,700	US$	6,200
Hedged exchange rate		1.1070		1.0882
Percent hedged [2]		100.0%		100.0%
Amount of borrowings at fixed rates [3]
Total borrowings		$15,418		$15,947
Total borrowings at fixed rates		$14,067		$14,397
Percent of borrowings at fixed rates		91.2%		90.3%
Weighted average interest rate on borrowings		4.72%		4.82%
Weighted average term to maturity		10.6 years		10.8 years

[1]	US dollar-denominated long-term debt reflects the hedged exchange rate and the hedged interest rate.
[2]

Pursuant to the requirements for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, on December 31, 2016, and December 31, 2015, RCI accounted for 100% of its debt derivatives as hedges against designated US dollar-denominated debt. As a result, on December 31, 2016 and 2015, 100% of our US dollar-denominated debt is hedged for accounting and economic purposes.

[3]	Borrowings include long-term debt, including the impact of debt derivatives, and short-term borrowings associated with our accounts receivable securitization program.

BOND FORWARDS

From time to time, we use extendible bond forward derivatives (bond forwards) to hedge interest rate risk on the debt instruments we expect to issue in the future. As at December 31, 2016, approximately $5.9 billion of our outstanding public debt matures over the next five years (2015 – $5.5 billion) and we anticipate that we will issue public debt over that time to fund at least a portion of those maturities together with other general corporate funding requirements. We use bond forwards for risk management purposes only. The bond forwards noted below have been designated as hedges for accounting purposes.

During 2014, we entered into bond forwards to hedge the underlying Government of Canada (GoC) interest rate risk that will comprise a portion of the interest rate risk associated with our anticipated future debt issuances. As a result of these bond forwards, we hedged the underlying GoC 10-year rate on $1.5 billion notional amount for anticipated future debt issuances from 2015 to 2018 and the underlying GoC 30-year rate on $0.4 billion notional amount for December 31, 2018. The bond forwards are effective from December 2014.

On November 4, 2016, we exercised a $500 million notional bond forward due January 4, 2017 in relation to the issuance of the US$500 million senior notes due 2026 and paid $53 million to settle the derivative. The amount paid represents the fair value of the bond forward at the time of settlement and will be recycled into finance costs from the hedging reserve using the effective interest rate method over the life of the US$500 million senior notes due 2026.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

On December 8, 2015, we exercised a $500 million notional bond forward due December 31, 2015 in relation to the issuance of the US$700 million senior notes due 2025 and paid $25 million to settle the derivative. The amount paid represents the fair value of the bond forward at the time of settlement and will be recycled into finance costs from the hedging reserve using the effective interest rate method over the life of the US$700 million senior notes due 2025.

As at December 31, 2016 we had $900 million notional amount of bond forwards outstanding (2015 – $1,400 million), all of which were designated as hedges for accounting purposes.

(In millions of dollars, except interest rates)
GoC term (years)	Effective date	Maturity date [1]	Notional amount	Hedged GoC interest rate as at December 31, 2016	Hedged GoC interest rate as at December 31, 2015 [1]	2016	2015
10	December 2014	January 4, 2017	500	–	2.34%	–	500
10	December 2014	April 30, 2018	500	2.52%	2.23%	500	500
30	December 2014	December 31, 2018	400	2.62%	2.52%	400	400
Total			1,400			900	1,400
[1]

Bond forwards with maturity dates beyond December 31, 2016 are subject to GoC rate re-setting from time to time. The $500 million due April 2018 was extended in April 2016 to reset in April 2017. The $400 million due December 2018 was extended in December 2016 to reset in January 2018.

EXPENDITURE DERIVATIVES

We use foreign currency forward contracts (expenditure derivatives) to hedge the foreign exchange risk on the notional amount of certain forecasted US dollar-denominated expenditures. The table below shows the expenditure derivatives into which we entered to manage foreign exchange risk related to certain forecasted expenditures.

	Year ended December 31, 2016			Year ended December 31, 2015
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	990	1.33	1,318	990	1.28	1,266
Expenditure derivatives settled	840	1.22	1,025	810	1.11	902

The expenditure derivatives noted above have been designated as hedges for accounting purposes.

As at December 31, 2016, we had US$1,290 million of expenditure derivatives outstanding (2015 – US$1,140 million), at an average rate of $1.32/US$ (2015 – $1.24/US$), with terms to maturity ranging from January 2017 to December 2018 (2015 – January 2016 to December 2017). Our outstanding expenditure derivatives maturing in 2017 are hedged at an average exchange rate of $1.33/US$.

EQUITY DERIVATIVES

We use stock-based compensation derivatives (equity derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs. As at December 31, 2016, we had equity derivatives for 5.4 million RCI

Class B shares with a weighted average price of $50.30. These derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as a stock-based compensation expense, or offset thereto, which serves to offset a substantial portion of the impact of changes in the market price of RCI Class B shares on the accrued value of the stock-based compensation liability for our stock-based compensation programs. In April 2016, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2017 (from April 2016).

In August 2016, we settled 0.3 million equity derivatives at a weighted average price of $58.16 as a result of a reduction in the number of share-based compensation units outstanding.

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MARK-TO-MARKET VALUE

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2016
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,751
As liabilities	1,500	1.3388	2,008	(68)
Short-term debt derivatives not accounted for as hedges:
As liabilities	150	1.3407	201	–
Net mark-to-market debt derivative asset				1,683
Bond forwards accounted for as cash flow hedges:
As liabilities			900	(51)
Expenditure derivatives accounted for as cash flow hedges:
As assets	990	1.2967	1,284	40
As liabilities	300	1.4129	424	(21)
Net mark-to-market expenditure derivative asset				19
Equity derivatives not accounted for as hedges:
As assets			270	8
Net mark-to-market asset				1,659

	As at December 31, 2015
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,900	1.0755	6,345	2,032
As liabilities	300	1.3367	401	(4)
Net mark-to-market debt derivative asset				2,028
Bond forwards accounted for as cash flow hedges:
As liabilities	–	–	1,400	(91)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,140	1.2410	1,415	158
Equity derivatives not accounted for as hedges:
As liabilities	–	–	286	(15)
Net mark-to-market asset				2,080

ADJUSTED NET DEBT AND ADJUSTED NET DEBT / ADJUSTED OPERATING PROFIT

We use adjusted net debt and adjusted net debt / adjusted operating profit to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents.

	As at December 31
(In millions of dollars, except ratios)	2016	2015
Long-term debt [1]	16,197	16,981
Net debt derivative assets valued without any adjustment for credit risk	(1,740)	(2,180)
Short-term borrowings	800	800
Bank advances (cash and cash equivalents)	71	(11)
Adjusted net debt [2]	15,328	15,590
Adjusted net debt / adjusted operating profit [2,3]	3.0	3.1

[1]

Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See “Reconciliation of adjusted net debt” in the section “Non-GAAP Measures” for the calculation of this amount.

[2]

Adjusted net debt and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]	Adjusted net debt / adjusted operating profit is measured using adjusted operating profit for the last twelve consecutive months.

In addition to the cash and cash equivalents as at December 31, 2016 and December 31, 2015 noted above, we held $1,047 million of marketable securities in publicly-traded companies (2015 – $966 million).

Our adjusted net debt decreased by $0.26 billion from December 31, 2015 primarily as a result of a decrease in our outstanding long-term debt, partially offset by a reduction in the fair value of our net debt derivative asset. See “Overview of Financial Position” for more information.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

DIVIDENDS AND SHARE INFORMATION

DIVIDENDS

The table below shows when dividends have been declared and paid on both classes of our shares:

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)
January 27, 2016	March 13, 2016	April 1, 2016	0.48	247
April 18, 2016	June 12, 2016	July 4, 2016	0.48	247
August 11, 2016	September 11, 2016	October 3, 2016	0.48	247
October 20, 2016	December 12, 2016	January 3, 2017	0.48	247

January 28, 2015	March 13, 2015	April 1, 2015	0.48	248
April 21, 2015	June 12, 2015	July 2, 2015	0.48	247
August 13, 2015	September 11, 2015	October 1, 2015	0.48	247
October 22, 2015	December 11, 2015	January 4, 2016	0.48	247

In January 2017, the Board declared a quarterly dividend of $0.48 per Class A Voting share and Class B Non-Voting share, to be paid on April 3, 2017, to shareholders of record on March 13, 2017.

We currently expect that the remaining record and payment dates for the 2017 declaration of dividends will be as follows, subject to the declaration by our Board each quarter at its sole discretion:

Record date	Payment date
June 12, 2017	July 4, 2017
September 15, 2017	October 3, 2017
December 11, 2017	January 2, 2018

OUTSTANDING COMMON SHARES

	As at December 31
	2016	2015
Common shares outstanding [1]
Class A Voting	112,411,992	112,438,692
Class B Non-Voting	402,396,133	402,307,976
Total common shares	514,808,125	514,746,668
Options to purchase Class B Non-Voting shares
Outstanding options	3,732,524	4,873,940
Outstanding options exercisable	1,770,784	2,457,005

[1]

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

We use the weighted average number of shares outstanding to calculate earnings per share and adjusted earnings per share.

	Years ended December 31
(Number of shares in millions)	2016	2015
Basic weighted average number of shares outstanding	515	515
Diluted weighted average number of shares outstanding	517	517

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COMMITMENTS AND CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

The table below shows a summary of our obligations under firm contractual arrangements as at December 31, 2016. See notes 3, 21, and 28 to our 2016 Audited Consolidated Financial Statements for more information.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term borrowings	800	–	–	–	800
Long-term debt [1]	750	3,081	2,350	10,016	16,197
Net interest payments	727	1,294	1,033	5,832	8,886
Debt derivative instruments [2]	–	(445)	–	(1,134)	(1,579)
Expenditure derivative instruments [2]	9	15	–	–	24
Bond forwards [2]	–	(51)	–	–	(51)
Operating leases	159	235	109	94	597
Player contracts [3]	161	165	18	–	344
Purchase obligations [4]	422	359	153	105	1,039
Property, plant and equipment	73	110	31	27	241
Intangible assets	93	108	32	–	233
Program rights [5]	510	1,083	1,067	2,421	5,081
Other long-term liabilities	–	12	3	3	18
Total	3,704	5,966	4,796	17,364	31,830

[1]	Principal obligations of long-term debt (including current portion) due at maturity.
[2]	Net (receipts) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.
[3]	Player contracts are Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[4]	Purchase obligations are the contractual obligations under service, product, and handset contracts we have committed to for at least the next five years.
[5]	Program rights are the agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services, and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See note 27 to our 2016 Audited Consolidated Financial Statements.

OPERATING LEASES

We have entered into operating leases for the rental of premises, distribution facilities, equipment and wireless towers, and other contracts. Terminating any of these lease agreements would not have a material adverse effect on us as a whole. See “Commitments and Contractual Obligations” and note 28 to our 2016 Audited Consolidated Financial Statements for quantification.

Governance and Risk Management

GOVERNANCE AT ROGERS

Rogers is a family-founded, family-controlled company and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instil the confidence of our shareholders.

Voting control of Rogers Communications Inc. is held by a trust, the beneficiaries of which are members of the Rogers family. The trust holds voting control of Rogers Communications for the benefit of successive generations of the Rogers family via the trust’s ownership of 91% of the outstanding Class A Voting shares of the Company (2015 – 91%). The Rogers family are substantial stakeholders and owned approximately 27% of our equity as at December 31, 2016 (2015 – 28%) through its ownership of a combined total of 141 million Class A Voting and Class B Non-Voting shares (2015 – 142 million).

Our Board is made up of four members of the Rogers family and another 10 directors who bring a rich mix of experience as business leaders in North America. All of our directors are firmly committed to firm governance, strong oversight, and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers’ governance system is effective and that there are appropriate structures and procedures in place.

GOVERNANCE BEST PRACTICES

The majority of our directors are independent and we have adopted many best practices for effective governance, including:

•	independent lead director;
•	formal corporate governance policy and charters;
•	code of business conduct and whistleblower hotline;
•	director share ownership guidelines;

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•	Board and committee in camera discussions;
•	annual reviews of Board and director performance;
•	Audit and Risk Committee meetings with internal and external auditors;
•	orientation programs for new directors;
•	regular Board education sessions;
•	committee authority to retain independent advisors;
•	director material relationship standards; and
•	separation of CEO and chairman roles (except for the interim period where the Chairman acts as the interim CEO until a successor CEO is appointed).

We comply with all relevant corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

BOARD OVERSIGHT

The Board delegates certain responsibilities to its seven standing committees to ensure proper oversight and accountability:

•

Audit and Risk Committee - reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures, and the financial statements and other relevant disclosure for release to shareholders and the public. It assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, assesses our accounting and financial control systems, and evaluates the qualifications, independence, and work of our internal and external auditors. It also reviews risk management policies and associated processes used to manage major risk exposures.

•

Corporate Governance Committee - assists the Board to ensure it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices, recommends them to the Board for approval, and leads the Board in its periodic review of Board and committee performance.

•

Nominating Committee - identifies prospective candidates to serve on our Board. Nominated directors are either elected by shareholders at a meeting or appointed by the Board. The committee also recommends nominees for each Board committee, including each committee chair.

•

Human Resources Committee - assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring senior executive succession planning.

•

Executive Committee - assists the Board in discharging its responsibilities between meetings, including acting in such areas as are specifically designated and authorized at a preceding Board meeting to consider matters that may arise from time to time.

•	Finance Committee - reviews our investment strategies, general debt, and equity structure and reports on them to the Board.
•	Pension Committee - oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

You can find more details about governance at Rogers in the Investor Relations section of our website (rogers.com/governance), including:

•	a complete statement of our corporate governance practices;
•	our codes of conduct and ethics;
•	full Board committee charters;
•	director biographies; and
•	a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a non-US-based issuer listed on the NYSE.

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SOCIAL RESPONSIBILITY

CORPORATE SOCIAL RESPONSIBILITY

Rogers prides itself on being a good corporate citizen. Our stakeholders want to deal with a company they feel is ethical and transparent, and that means putting programs in place that have societal, economic, and environmental benefits.

Our material aspects, grouped into six Corporate Social Responsibility focus areas, are listed below along with our approaches in addressing them:

Good governance

•

Governance and Ethics: We strive to uphold the highest standards of integrity, ethical behaviour, and good corporate citizenship, underpinned by guidelines and policies that govern the actions of our directors and employees and promote responsible conduct.

Customer experience

•	Customer Service and Transparency: Customer service is a core pillar of our strategy. We are committed to an improved customer experience and have implemented programs to address customer issues.
•

Network Leadership and Innovation: Innovation has always been a part of our identity, whether it is bringing new products or the latest network technologies to market. Focusing on innovation and network leadership continues to be a key priority under our strategy.

•

Product Responsibility: We have programs and policies in place to manage a range of product responsibility issues. For instance, we comply with all relevant safety regulations and codes, have programs and teams to manage and advise on our accessibility offerings, and operate stewardship programs to manage the proper disposal and recycling of our used products, including Rogers Trade-Up and FidoTrade.

•

Customer Privacy: Rogers highly values the security, integrity, and sensitivity of our customers’ private information. Rogers’ Privacy Policy outlines our responsibilities and practices regarding the protection of the personal information of our employees and customers. Our Chief Privacy Officer oversees our compliance with this policy and all applicable laws, and responds to requests from law enforcement for customer data.

Employee experience

•

Talent Management: With the launch of our strategy in 2014, we emphasized “Invest In and Develop Our People” as one of our key strategic priorities. We want to attract, develop, and engage the best talent in Canada. We have increased our investment in employee programs including an onboarding program, new training programs, a new development planning program, and a revised employee engagement survey. We are also changing the way our employees work in order to foster collaboration across the organization. Our Chief Human Resources Officer oversees talent management, while the Human Resources Committee assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices.

•

Inclusion and Diversity: At Rogers, we believe that an inclusive workplace reflective of the diverse communities we serve drives better performance – for our employees, our customers, and our company. Our Inclusion and Diversity Council, comprised of leaders from across the business, oversees the development of our inclusion and diversity strategy.

•

Health, Safety, and Wellness: We have a comprehensive integrated healthy workplace program. Our goal is always to protect people by preventing injuries and we invest millions of dollars as well as thousands of hours in safety training every year. We have robust programs and practices in place to identify and minimize potential hazards. We continually monitor those practices, our sites, and our work to ensure employees remain safe.

Environmental responsibility

•

Energy Use and Climate Change: Rogers operates thousands of facilities, which include owned and leased buildings, cell transmission sites, power supply stations, and retail stores, as well as an extensive vehicle fleet. We are committed to reducing the associated greenhouse gas emissions and energy consumption by 2025, reflected in our company-wide reduction targets of 25% and 10%, respectively, based on 2011 levels.

•

Paper Reduction: We are committed to reducing the environmental impact of our paper use. Our Publishing Paper Procurement Practices promise guides our purchasing decisions for paper used for publishing. We also work with suppliers to ensure responsible paper sourcing, production, and recycling, and encourage our employees to reduce their paper consumption. We promote the benefits of e-billing to our customers, which help to reduce both paper and energy usage. In addition, our transition to digital media formats, such as Texture by Next Issue, will further reduce our paper consumption.

•

Waste and Recycling: Reducing the amount of waste we produce is another important way in which we are managing our environmental footprint. To reduce and responsibly manage the waste we produce, we look for opportunities to avoid waste generation, run programs to recycle and reuse materials, and work to increase employees’ recycling behaviours through our award-winning “Get Up and Get Green” program.

Community investment

•

Community Giving: We stand by the principles of good corporate citizenship, targeting to commit at least 1% of our net earnings before taxes each year to charities and non-profit organizations. In 2016, Rogers provided approximately $60 million in cash and in-kind donations to support various organizations and causes. We also support our employees and their community activities through the Rogers Employee Volunteer Program, which gives employees the opportunity to volunteer in their communities for one paid day per year. The Jays Care Foundation also works to ensure children in need make positive life choices through programs that support physical activity, education, and life-skill development.

•	Digital Inclusion: Digital inclusion is a priority for Rogers and one of the best ways we can contribute to society. Our Connected for Success program provides broadband Internet to rent-

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subsidized tenants within partnered non-profit organizations and housing providers. Up to 150,000 Canadian households are eligible for Internet access through the Connected for Success program, giving them the tools and resources needed to experience the benefits of connectivity.

Economy and society

•

Economic Performance: We strive to offer innovative solutions for customers, create diverse and well-paying jobs, support small businesses, pay our fair share of taxes, and deliver robust dividends to shareholders. Beyond these direct economic impacts, our performance produces indirect economic benefits as well, including significant charitable donations and locally procured goods and services.

•

Supply Chain Management: Suppliers play a huge role in our success, which is why we ensure that we have strong supplier selection processes and management, and that we conduct business with socially and environmentally responsible companies who share our values. Our Supplier Code of Conduct sets out high standards for supplier performance in the areas of ethics, labour rights, health and safety, environment, and management systems. In early 2016, we joined the Joint Audit Cooperation (JAC), a group of global telecom companies that share common suppliers. Through our participation in JAC, we share audit results among our peers to ensure that our suppliers adhere to internationally recognized supply chain and sustainability standards. Rogers was the first Canadian company to join JAC, and we began our first audits in 2016.

•

Public Policy: We participate actively in public policy discussions that are relevant to our operations and are fully transparent about our positions and activities. We are heavily involved with governments and regulators at the federal level through our Regulatory and Government Relations offices and teams in both Toronto and Ottawa. The majority of our interactions take place with two groups that regulate our activities: the CRTC and ISED Canada.

See our annual Corporate Social Responsibility report on our website (rogers.com/csr) for more information about our social and environmental performance.

INCOME TAX AND OTHER GOVERNMENT PAYMENTS

We proactively manage our tax affairs to enhance Rogers’ business decisions and optimize after-tax free cash flow available for investment in our business and shareholder returns. We have established comprehensive policies and procedures to ensure we are compliant with all tax laws and reporting requirements, including filing and making all requisite income and sales tax returns and payments on a timely basis. As a part of this process, we maintain open and cooperative relationships with revenue authorities to minimize audit effort and reduce tax uncertainty while engaging with government policy makers on taxation matters that affect Rogers and its shareholders, employees, customers, and other stakeholders.

Income tax payments

Rogers’ total income tax expense of $324 million in 2016 is close to the expense computed on its accounting income at the statutory rate of 26.6%. Cash income tax payments totaled $295 million in 2016. Cash income tax payments can differ from the tax expense shown on the financial statements for various reasons, including timing of payments. Our cash income tax is generally lower than our tax expense primarily as a result of the significant capital investment we continue to make in our wireless and broadband telecommunications networks throughout Canada. Similar to tax systems throughout the world, Canadian tax laws generally permit these additions to property, plant and equipment to be deducted for tax purposes more quickly than they are depreciated for financial statement recognition purposes. In 2015, our cash income taxes were further reduced by the utilization of loss carryforwards from the acquisition of Mobilicity.

Other government payments

In addition to paying income tax on the profits we earn, we contribute significantly to Canadians by paying taxes and fees to federal, provincial, and municipal governments as follows:

•	various taxes on the salaries and wages we pay (payroll taxes) to approximately 25,200 employees;
•	property and business taxes;
•	unrecoverable sales taxes and custom duties; and
•	broadcast, spectrum, and other regulatory fees.

As outlined in the table below, the total cost to Rogers of these payments in 2016 was approximately $998 million.

(In millions of dollars)
	Income taxes	Non-recoverable sales taxes	Payroll taxes	Regulatory and spectrum fees [1]	Property and business taxes	Total taxes and other payments
Total payments	295	9	133	511	50	998

[1]	Includes an allocation of $266 million relating to the $1.0 billion, $3.3 billion, and $24 million we paid for the acquisition of spectrum licences in 2008, 2014, and 2015, respectively.

We also collected on behalf of the government approximately $1,809 million in sales taxes on our products and services and $545 million in employee payroll taxes.

RISK MANAGEMENT

We are committed to continually strengthening our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization.

RISK GOVERNANCE

The Board has overall responsibility for risk governance and oversees management in identifying the principal risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain risk oversight and management duties to the Audit and Risk Committee.

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The Audit and Risk Committee discusses risk policies with management and the Board and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit and Risk Committee also reviews:

•

the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter, and detect fraud, and to ensure the accuracy of the financial records;

•	the processes for identifying, assessing, and managing risks;
•	our exposure to major risks and trends and management’s implementation of risk policies and actions to monitor and control these exposures;
•	our business continuity and disaster recovery plans;
•	any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified; and
•	other risk management matters from time to time as determined by the Audit and Risk Committee or directed by the Board.

ENTERPRISE RISK MANAGEMENT

Our Enterprise Risk Management (ERM) program uses the “3 Lines of Defence” framework to identify, assess, manage, monitor, and communicate risks. Our business units and departments, led by the Executive Leadership Team, are the first line of defence and are accountable for managing or accepting the risks. Together, they identify and assess key risks, define controls and action plans to minimize these risks, and enhance our ability to meet our business objectives.

ERM is the second line of defence. ERM helps management identify the top risks to meeting our business objectives, our risk appetite, and emerging risks. At the business unit and department level, ERM works with management to provide governance and advice in managing the key risks and associated controls to mitigate these risks. ERM works with Internal Audit to monitor the adequacy and effectiveness of the controls to reduce risks to an acceptable level.

ERM carries out an annual strategic risk assessment to identify our principal risks to achieving our corporate objectives by identifying corporate-, business unit- and department-level risks and aligning business unit and department objectives to the corporate objectives. Using an aggregate approach, ERM identifies the top risks and their potential impact on our ability to achieve our corporate objectives. This assessment includes reviewing risk reports, audit reports, and industry benchmarks and interviewing senior management with business unit and department accountability. ERM reports the results of the annual strategic risk assessment to the Executive Leadership Team, the Audit and Risk Committee, and the Board.

Internal Audit is the third line of defence. Internal Audit evaluates the design and operational effectiveness of the governance program, internal controls, and risk management. Risks, controls, and mitigation plans identified through this process are incorporated into the annual Internal Audit plan. Annually, Internal Audit also facilitates and monitors management’s completion of the financial statement fraud risk assessment to identify areas of potential fraud or misstatement in our financial statements and disclosures and to ensure these controls are designed and operating effectively.

The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. Our ERM methodology and policies rely on the expertise of our management and employees to identify risks and opportunities and implement risk mitigation strategies as required.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results. Any discussion about risks should be read in conjunction with “About Forward-Looking Information”.

GENERAL RISKS

ECONOMIC CONDITIONS

Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, declines in economic activity, and economic uncertainty can erode consumer and business confidence and reduce discretionary spending. Any of these factors can negatively affect us through reduced advertising, lower demand for our products and services, decreased revenue and profitability, and higher churn and bad debt expense. A significant portion of our broadcasting, publishing, and digital revenue comes from the sale of advertising and is affected by the strength of the economy.

Poor economic conditions can also have an impact on our pension plans as there is no assurance that the plans will be able to earn the assumed rate of return. Capital market volatility may result in changes in the discount rates and other variables used to calculate our pension obligations, requiring us to make contributions in the future that differ significantly from current contributions and assumptions being used in the actuarial valuation process.

SUBSTANTIAL COMPETITION

There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets we operate in, or introduce competing services. Any of these factors could reduce our business market share or revenue, or increase churn.

We may have some ongoing re-pricing of products and services, as we may need to extend lower wireless pricing offers to attract new customers and retain existing subscribers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue, which could slow revenue growth.

Wireless could face increased competition due to recent changes to foreign ownership rules and control of wireless licences:

•

foreign telecommunication companies could enter the Canadian market by acquiring wireless licences or a holder of wireless licences. If companies with significantly greater capital resources enter the Canadian market, it could reduce our wireless market share. See “Foreign Ownership and Control” for more information.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•

ISED Canada’s policy regarding the transfer of spectrum licences, combined with 2012 legislation that allows foreign ownership of wireless providers with less than 10% market share, could make it harder for incumbent wireless carriers to acquire additional spectrum. The legislation regarding foreign ownership of wireless providers could make it less expensive for foreign wireless carriers to enter the Canadian wireless market. This could increase the intensity of competition in the Canadian wireless sector.

In addition, the CRTC Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more transmission systems.

TECHNOLOGY RISKS

INFORMATION SECURITY RISK

Our industry is vulnerable to cyber risks that are growing in both frequency and complexity. Rogers, along with our suppliers, employs systems and network infrastructure that are subject to cyberattacks, which may include theft of assets, unauthorized access to sensitive information, or operational disruption. A significant cyberattack against our – or our suppliers’ – critical network infrastructure and supporting information systems could result in service disruptions, litigation, loss of customers, significant remediation costs, and reputational damage.

Management has committed to an information and cybersecurity program designed to reinforce the importance of remaining a secure, vigilant, and resilient organization. Our ongoing success depends on protecting our sensitive data, including personal information about our customers and employees. We rely on security awareness training, policies, procedures, and information technology systems to protect this information. Rogers continues to monitor this risk, leveraging external threat intelligence, internal monitoring, reviewing best practices, and implementing controls as required to mitigate cybersecurity risks. We have insurance coverage against certain damages related to cybersecurity breaches, intrusions, and attacks, amongst other things. The Audit and Risk Committee is responsible for overseeing management’s policies and associated procedures related to cyber security risks.

External threats to the network are constantly changing and there is no assurance we will be able to protect the network from all future threats. The impact of such attacks may affect service revenue.

IMPACT OF NETWORK FAILURES ON REVENUE AND CUSTOMER SERVICE

If our networks or key network components fail, it could, in some circumstances, result in a loss of service for our customers for certain periods and have an adverse effect on our results and financial position. We rely on business partners to carry some traffic for certain customers. If one of these carriers has a service failure, it might also cause a service interruption for those customers that would last until we could reroute the traffic to another carrier.

We work to protect our service from the impact of natural disasters and major weather events such as ice storms, flooding, or landslides where it is necessary and feasible to do so. There are no assurances that a future event will not cause service outages. Such outages may affect service revenue.

DEPENDENCE ON INFORMATION TECHNOLOGY SYSTEMS

Our businesses depend on IT systems for day-to-day operations. If we are unable to operate our systems, make enhancements to accommodate customer growth and new products and services, or if our systems go down, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth, and manage operating expenses. This could have an adverse impact on our results and financial position.

Most of our employees and critical elements of our network infrastructure and IT systems are concentrated in various physical facilities. If we cannot access one or more of these facilities as a result of a natural or manmade disaster or otherwise, our operations may be significantly affected to the extent that it may be difficult for us to recover without a significant interruption in service or negative impact to our revenue or customer base.

UNAUTHORIZED ACCESS TO DIGITAL BOXES OR INTERNET MODEMS

We use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance that we will be able to effectively prevent unauthorized decoding of television signals or Internet access in the future. If we are unable to control cable access with our encryption technology, subscriptions to digital programming, including premium video-on-demand and subscription video-on-demand, and Internet service revenue may both decrease, which could result in a decline in our Cable revenue.

NEW TECHNOLOGY

Our network plans assume the availability of new technology for both Wireless and Wireline networks. While we work with industry standards bodies and our vendors to ensure timely delivery of new technology, there are no assurances these technologies will be available as and when required.

COMPETING TECHNOLOGIES

Several technologies have affected the way our services are delivered, including:

•	broadband;
•	IP-based voice, data, and video delivery services;
•	increased use of optical fibre technologies to businesses and/or residences; and
•	broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited or no access.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of the new technologies have allowed competitors to enter our markets with similar products or services at lower costs. These competitors may also be larger and have greater access to financial resources than Rogers.

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Improvements in the quality of streaming video over the Internet, coupled with the increasing availability of television shows and movies online through OTT content providers, which compete for viewership, are anticipated to increase competition for Canadian cable television service providers. If advances in technology are made to any alternative Canadian multi-channel broadcasting distribution system, our cable services may face increased competition. In addition, wireless Internet is, in some instances, replacing traditional wireline Internet as the technology for wireless Internet continues to develop.

The use of PVRs has affected our ability to generate television advertising revenue as viewers can skip advertising aired on the television networks. The continued emergence and growth of subscriber-based satellite and digital radio products could affect AM and FM radio audience listening habits and have a negative effect on the results of our radio stations. Certain audiences are also migrating away from traditional broadcast platforms to the Internet as more video and audio content streaming becomes available.

REGULATORY RISKS

CHANGES IN GOVERNMENT REGULATIONS

Substantially all of our business activities are regulated by ISED Canada and/or the CRTC, and any regulatory changes or decisions could adversely affect our consolidated results of operations. See “Regulation in Our Industry” for more information.

Regulatory changes or decisions made by these regulators could adversely impact our results on a consolidated basis. This regulation relates to, among other things, licensing and related fees, competition, the cable television programming services that we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our network by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems, and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licensing conditions and related fees may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines. Our cable, wireless, and broadcasting licences generally may not be transferred without regulatory approval.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. However, if these requirements were violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

SPECTRUM

Radio spectrum is one of the fundamental assets required to carry on our Wireless business. Our ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including both the ability to renew current spectrum licences and acquire new spectrum licences.

If we cannot acquire and retain needed spectrum, we may not be able to continue to offer and improve our current services and deploy new services on a timely basis, including providing competitive data speeds that customers want. As a result, our ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher additions to property, plant and equipment.

Changes to government spectrum fees could significantly increase our payments and therefore materially reduce our net income.

HIGHER HANDSET SUBSIDIES

Our wireless business model is based substantially on subsidizing the cost of subscriber handsets, similar to other Canadian wireless carriers. This model attracts customers and in exchange, they commit to a term contract with us. We also commit to a minimum subsidy per unit with the supplier of certain smartphone devices. If we are unable to recover the costs of the subsidies over the term of the customer contract, this could have an adverse effect on our business, results of operations and financial condition.

THE WIRELESS CODE

The CRTC’s decision to implement its Wireless Code, among other things, effectively required Canadian wireless carriers to move away from offering three-year service contracts and instead offer two-year contracts, and this affects our customer acquisition and retention costs and subscriber churn. The code was applied to all contracts (excluding enterprise plans) entered into or renewed after December 2, 2013 and applied to contracts (excluding enterprise plans) as of June 3, 2015, no matter when they were originally entered into. See “Regulation in Our Industry” for more information.

Our Wireless business could be adversely affected if laws, regulation, or customer behaviour make it difficult for us to impose term commitments or early cancellation fees on customers or receive the service revenue we anticipate from the term commitments.

NATIONAL WIRELESS TOWER POLICY

The policy affects all parties that plan to install or modify an antenna system, including personal communications service (PCS), cellular, and broadcasting service providers. The policy requires, among other things, that antenna proponents consider using existing antenna structures before proposing new structures and those owners of existing systems respond to requests to share antenna systems. Antenna proponents must follow a defined process for notifying the public and addressing local requirements and concerns. Certain types of antenna installations are excluded from the consultation requirements with local authorities and the public.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The policy could prevent us from installing certain new antenna systems and/or expanding our network, which would ultimately affect our ability to serve our customers.

RADIO FREQUENCY EMISSIONS

From time to time, the media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. This may discourage the use of wireless handsets or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions. Future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless handsets. We cannot predict the nature or extent of any restrictions.

OBTAINING ACCESS TO SUPPORT STRUCTURES AND MUNICIPAL RIGHTS OF WAY

We must have access to support structures and municipal rights of way for our cable facilities. We can apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (Telecommunications Act) in areas where we cannot secure access to municipal rights of way. Failure to obtain access could increase Cable costs and adversely affect our business.

The Supreme Court of Canada ruled in 2003, however, that the CRTC does not have the jurisdiction to establish the terms and conditions of accessing the poles of hydroelectric companies. As a result, we normally obtain access under terms established by the provincial utility boards.

DEPENDENCE ON FACILITIES AND SERVICES OF ILECS

Certain business telephony operations outside of our cable territory depend significantly on the availability of facilities and services acquired from incumbent telecommunication operators, according to CRTC rules. Changes to these rules could significantly affect the cost of operating these businesses.

COPYRIGHT TARIFFS

Pressures on copyright tariffs continue to affect our services. Any increase in fees could negatively affect our results of operations.

CRTC LICENCE RENEWALS

In November 2016, the CRTC held hearings to consider the renewal of many of our CRTC licences that permit us to operate many of our Media television properties. These licences expire on August 31, 2017. The CRTC has not yet issued its decision to renew these licences. If any of these licences are not renewed, or are renewed on terms that are adverse to our business plans, it could have a significant negative impact on our results of operations. See “Regulation in Our Industry” for more information.

BUSINESS RISKS

REVENUE EXPECTATIONS FROM NEW AND ADVANCED SERVICES

We expect that a substantial portion of our future revenue growth may come from new and advanced services, and we continue to invest significant capital resources to develop our networks so we can offer these services. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services or be able to offer or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a materially adverse effect on our business, results of operations, and financial condition.

COMPLEXITY OF OUR BUSINESS

Our businesses, technologies, processes, and systems are operationally complex and increasingly interconnected. If we do not execute properly, or if manmade or natural disasters affect them, customers may have a negative experience, resulting in increased churn and lower revenue.

STRATEGY AND BUSINESS PLANS

Our strategy is vital to our long-term success. Changing strategic priorities or adding new strategic priorities could compromise existing initiatives and could have a materially adverse effect on our business, results of operations, and financial condition.

We develop business plans, execute projects, and launch new ventures to grow our business. If the expected benefits from these do not materialize, this could have a materially adverse effect on our business, results of operations, and financial condition.

RELIANCE ON THIRD-PARTY SERVICE PROVIDERS

We have outsourcing and managed service arrangements with third parties to provide certain essential components of our business operations to our employees and customers, including payroll, certain facilities or property management functions, call centre support, certain installation and service technicians, certain network and IT functions, and invoice printing. Interruptions in these services could adversely affect our ability to service our customers.

ACQUISITIONS, DIVESTITURES, OR INVESTMENTS

Acquiring complementary businesses and technologies, developing strategic alliances, and divesting portions of our business are often required to optimally execute our business strategy. Some areas of our operations (and adjacent businesses) are subject to rapidly evolving technologies and consumer usage and demand trends. It is possible that we may not effectively forecast the value of consumer demand or risk of competing technologies resulting in higher valuations for acquisitions or missed opportunities.

Services, technologies, key personnel, or businesses of companies we acquire may not be effectively integrated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete certain divestitures on satisfactory terms, if at all.

ORGANIZATIONAL STRUCTURE AND TALENT

The industry is competitive in attracting and retaining a skilled workforce. Losing certain employees or changes in morale due to a restructuring or other event could affect our revenue and profitability in certain circumstances.

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DEPENDENCE ON CERTAIN KEY INFRASTRUCTURE AND HANDSET VENDORS

Our wireless business has relationships with a relatively small number of essential network infrastructure and handset vendors. We do not have operational or financial control over them and only have limited influence on how they conduct their business with us. Handset vendor market share has recently shifted towards fewer top suppliers which will augment this dependency.

If one of our network infrastructure suppliers fails, it could delay adding network capacity or new capabilities and services. Handsets and network infrastructure suppliers can extend delivery times, raise prices, and limit supply due to their own shortages and business requirements, among other things. If these suppliers do not develop handsets that satisfy customer demands, or deliver products and services on a timely basis, it could have a material adverse effect on our business, financial condition, and results of operations. Any interruption in the supply of equipment for our networks could also affect the quality of our service or impede network development and expansion.

Apple has introduced soft Subscriber Identification Module (SIM) technology to its latest iPads launched in the US, allowing customers of certain carriers to switch between carriers without the use of a carrier-provided SIM card. If Apple or other major handset vendors introduce soft SIM to their mobile products in Canada, this could have an adverse effect on our business, churn, and results of operations as many customers without subsidized devices are under no contractual obligation to remain with Rogers. We expect that soft SIM will be coming to the Canadian market in the next few years.

INCREASE IN BRING YOUR OWN DEVICE (BYOD) CUSTOMERS

With the CRTC’s Wireless Code limiting wireless term contracts to two years from three years, the number of BYOD customers with no-term contracts has increased. These customers are under no contractual obligation to remain with Rogers, which could have a material adverse effect on our churn.

INVENTORY OBSOLESCENCE

Our inventory balance mainly consists of wireless handset devices, which generally have relatively short product lifecycles due to frequent wireless handset introductions. If we cannot effectively manage inventory levels based on product demand, this may increase the risk of inventory obsolescence.

INCREASING PROGRAMMING COSTS

Acquiring programming is the single most significant purchasing commitment in our Cable television business and is a material cost for Media television properties. Increased competition for programming rights to content and popular properties from both traditional linear television broadcasters and digital competitors continue to increase the cost of programming rights. Higher programming costs could adversely affect the operating results of our business if we are unable to recover programming investments through subscription fee increases that reflect the market.

CHANNEL UNBUNDLING

Recent CRTC regulatory decisions have been unfavourable to certain of our Media television properties and have resulted in a challenging operating environment. CRTC-mandated programming package unbundling and the required implementation of flexible channel packaging by BDUs could negatively affect the tier status, subscription levels, and results of certain of Media’s channels, including TSC, Sportsnet, Sportsnet 360, Sportsnet ONE, Sportsnet World, and our specialty channels, including Outdoor Life Network, FX (Canada), FXX (Canada), G4 Canada, and VICELAND. Certain channels are currently included in favourable channel packaging with many BDUs. This could adversely affect our results and some industry specialty networks may not survive in such an environment. See “Television Services Distribution” for more information.

DECLINE OF PAY TELEVISION SUBSCRIBERS IN CANADA

The number of pay television households in Canada continues to decline. Other video offerings available to consumers (for example, direct-to-consumer subscription and free services), as well as piracy, have contributed to this trend. If this decline continues, it could have a material adverse effect on our results of operations.

MIGRATING FROM CONVENTIONAL TO DIGITAL MEDIA

Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market to limit this risk. Increasing competition for advertising revenue from digital platforms, such as search engines, social networks, and digital content alternatives, has resulted in advertising dollars migrating from conventional television broadcasters to digital platforms. The impact is greater on conventional over-the-air broadcast networks, such as City and OMNI, that do not have a second revenue stream from subscription revenue. Our Media results could be adversely affected if we are unsuccessful in shifting advertising dollars from conventional to digital platforms.

OUR MARKET POSITION IN RADIO, TELEVISION, OR MAGAZINE READERSHIP

Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when advertising budgets are tight. Our radio, television, and magazine properties may not continue performing how they currently perform. Advertisers base a substantial part of their purchasing decisions on ratings and readership data generated by industry associations and agencies. If our radio and television ratings or magazine readership levels decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RISKS

CAPITAL COMMITMENTS, LIQUIDITY, DEBT, AND INTEREST PAYMENTS

Our capital commitments and financing obligations could have important consequences including:

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requiring us to dedicate a substantial portion of cash provided by operating activities to pay interest, principal, and dividends, which reduces funds available for other business purposes including other financial operations;

•	making us more vulnerable to adverse economic and industry conditions;
•	limiting our flexibility in planning for, and/or reacting to, changes in our business and/or industry;
•	putting us at a competitive disadvantage compared to competitors who may have more financial resources and/or less financial leverage; or
•	restricting our ability to obtain additional financing to fund working capital and additions to property, plant and equipment and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and economic, financial, competitive, and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow in the future and financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issuer of securities and can affect our ability to obtain short- and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

INCOME TAXES AND OTHER TAXES

We collect, pay, and accrue significant amounts of income and other taxes such as federal and provincial sales, employment, and property taxes.

We have recorded significant amounts of deferred income tax liabilities and current income tax expense, and calculated these amounts based on substantively enacted income tax rates in effect at the relevant time. A legislative change in these rates could have a material effect on the amounts recorded and payable in the future.

We provide for income and indirect taxes based on all currently available information and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets, liabilities, and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us.

LITIGATION RISKS

SYSTEM ACCESS FEE – SASKATCHEWAN

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 FEE

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

CELLULAR DEVICES

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

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OTHER CLAIMS

There are certain other claims and potential claims against us. We do not expect any of these to have a material adverse effect on our financial results.

OUTCOME OF PROCEEDINGS

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

OWNERSHIP RISK

CONTROLLING SHAREHOLDER

Rogers is a family-founded, family-controlled company. Voting control of Rogers Communications is held by Rogers Control Trust, whose beneficiaries are a small group of individuals that are members of the Rogers family, several of whom are also directors of our Board. The trust holds voting control of Rogers Communications Inc. and its subsidiaries for the benefit of successive generations of the Rogers family. The trustee is the trust company subsidiary of a Canadian chartered bank.

As at December 31, 2016, private, Rogers family holding companies controlled by the trust owned approximately 91% of our outstanding Class A Voting shares (2015 – 91%) and approximately 10% of our Class B Non-Voting shares (2015 – 10%), or in total approximately 27% of the total shares outstanding (2015 – 28%). Only Class A Voting shares carry the right to vote in most circumstances. As a result, the trust is able to elect all members of our Board and to control the vote on most matters submitted to a shareholder vote.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2016, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with IFRS as issued by the IASB. The system is intended to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2016, based on the criteria set out in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date. Our independent auditors, KPMG LLP, have issued an audit report on management’s assessment of internal control over financial reporting as at December 31, 2016, and provided an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of that date. This report is included in our 2016 Audited Consolidated Financial Statements filed on SEDAR (sedar.com).

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in 2016 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulation In Our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:

•	Innovation, Science and Economic Development Canada (ISED Canada) on behalf of the Minister of Innovation, Science and Economic Development; and
•	the CRTC, under the Telecommunications Act and the Broadcasting Act (Canada) (Broadcasting Act).

Regulation relates to the following, among other things:

•	wireless spectrum and broadcasting licensing;
•	competition;
•	the cable television programming services we must, and can, distribute;
•	wireless and wireline interconnection agreements;
•	rates we can charge third parties for access to our network;
•	the resale of our networks;
•	roaming on our networks and the networks of others;
•	ownership and operation of our communications systems; and
•	our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our consolidated results of operations.

Our costs of providing services may increase from time to time as we comply with industry or legislative initiatives to address consumer protection concerns or Internet-related issues like copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our spectrum and broadcast licences are granted for a specified term and are subject to conditions for maintaining these licences. Regulators can modify these licensing conditions at any time, and they can decide not to renew a licence when it expires. If we do not comply with the conditions, a licence may be forfeited or revoked, or we may be fined.

The licences have conditions that require us, amongst other things, to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with these conditions. If we violate the requirements, we would be subject to various penalties and it could include losing a licence in extreme cases.

Cable, wireless, and broadcasting licences generally cannot be transferred without regulatory approval.

CANADIAN BROADCASTING AND TELECOMMUNICATIONS OPERATIONS

Our Canadian broadcasting and telecommunications operations – including our cable television systems, radio and television stations, and specialty services – are licensed (or operated under an exemption order) and regulated by the CRTC under the Broadcasting Act.

The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting and telecommunications system. It is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:

•	Wireless’ mobile voice and data operations; and
•	Cable’s Internet and telephone services.

Our cable and telecommunications retail services are not subject to price regulation, other than our affordable entry-level basic cable television service ordered by the CRTC and introduced in 2016, as the CRTC believes there is enough competition for these services provided by other carriers to protect the interests of users and has forborne from regulating them. Regulations can and do, however, affect the terms and conditions under which we offer these services.

SPECTRUM LICENCES

ISED Canada sets technical standards for telecommunications under the Radiocommunication Act (Canada) (Radiocommunication Act) and the Telecommunications Act. It licences and oversees:

•	the technical aspects of the operation of radio and television stations;
•	the frequency-related operations of cable television networks; and
•	awarding and supervising spectrum for wireless communications systems in Canada.

ROYALTIES

The Copyright Board of Canada (Copyright Board) oversees the administration of copyright royalties in Canada and establishes the royalties to be paid for the use of certain copyrighted works. It sets the copyright tariff royalties that Canadian broadcasting undertakings, including cable, radio, television, and specialty services, pay to copyright collectives.

BILLING AND CONTRACTS

Manitoba, Newfoundland and Labrador, Ontario, and Quebec have enacted consumer protection legislation for wireless, wireline, and Internet service contracts. This legislation addresses the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits, the cancellation and renewal rights of customers, the sale of prepaid cards, and the disclosure of related costs. Rogers is also currently subject to the CRTC Wireless Code and will come under the forthcoming CRTC Television Service Provider Code of Conduct that will become effective on September 1, 2017. See “CRTC Wireless Code” for more information.

FOREIGN OWNERSHIP AND CONTROL

Non-Canadians can own and control, directly or indirectly:

•	up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act, and
•	up to 20% of the voting shares and the related votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians.

Combined, these limits can enable effective foreign control of up to 46.7%.

The chief executive officer and 80% of the members of the Board of Directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or the licensee company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

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Pursuant to the Telecommunications Act and associated regulations, the same rules also apply to Canadian telecommunications carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. We believe we are in compliance with the foregoing foreign ownership and control requirements.

On June 29, 2012, Bill C-38 amending the Telecommunications Act passed into law. The amendments exempt telecommunications companies with less than 10% of total Canadian telecommunications market measured by revenue from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenue other than by way of merger or acquisitions will continue to be exempt from the restrictions.

CRTC REVIEW OF BASIC TELECOMMUNICATIONS SERVICES

On April 9, 2015, the CRTC issued Telecom Notice of Consultation 2015-134. Through an extensive proceeding culminating with a three-week public hearing in April 2016, the CRTC examined which telecommunications services Canadians require to participate meaningfully in the digital economy and the CRTC’s role in ensuring the availability of affordable basic telecommunications services to all Canadians. The CRTC released its decisions in the proceeding on December 21, 2016 in Telecom Regulatory Policy CRTC 2016-496. The CRTC set as its universal service objective that Canadians, in urban areas as well as in rural and remote areas, have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To measure the successful achievement of this objective, the CRTC has established several criteria, including:

•

90% of Canadian residential and business fixed broadband Internet access service subscribers should be able to access speeds of at least 50 Mbps download and 10 Mbps upload, and to subscribe to a service offering with an unlimited data allowance by 2021, with the remaining 10% of the population receiving such service by 2031; and

•	the latest generally deployed mobile wireless technology should be available not only in Canadian homes and businesses, but on as many major transportation roads as possible in Canada.

To help attain the universal service objective, the CRTC will begin to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. As such, the following services which form part of the universal service objective are hereby basic telecommunications services within the meaning of subsection 46.5(1) of the Telecommunications Act:

•	fixed and mobile wireless broadband Internet access services; and
•	fixed and mobile wireless voice services.

Designated high cost local voice serving areas received approximately $100 million in subsidies in 2016 collected by a 0.53% levy on wireline and wireless voice services revenue. In its decision, the CRTC determined that the current local voice subsidy will be phased out except where reliable broadband Internet access service is unavailable and a follow-up proceeding will occur in 2017 to establish the specifics of the phase-out of the subsidy.

To assist in extending broadband into under-served rural and remote locations, the CRTC will establish a new broadband funding mechanism with the specifics of the fund including guiding principles, fund design, and assessment criteria to be set in a follow-up proceeding to take place in 2017. Implementation will occur thereafter with a maximum funding level of $100 million in the first year of implementation, increasing by $25 million annually over the following four years to reach an annual cap of $200 million, with the incremental increases in years four and five contingent on a review of the fund in the third year to ensure it is being managed efficiently and is achieving its intended purpose. Funds will be generated by extending a percent of revenue levy on wireline and wireless Internet and texting revenue. The CRTC noted that the revenue percent charge at the $200 million annual cap in year five would be approximately the same as the current revenue percent charge.

The CRTC also established regulatory measures to address:

•	issues related to wireless services accessibility for persons with disabilities; and
•	online tools for consumers to easily manage their data usage.

CANADIAN ANTI-SPAM LEGISLATION

Canada’s anti-spam legislation was passed into law on December 15, 2010 and came into force on July 1, 2014, with the exception of those sections of the Act related to the unsolicited installation of computer programs or software, which came into force on January 15, 2015. A private right of action comes into place under the legislation effective July 1, 2017. We believe we are in compliance with this legislation.

BILL C-43

On October 23, 2014, Bill C-43 was introduced by the federal government. Amongst other items, it makes amendments to the Broadcasting Act and the Telecommunications Act to prohibit charging subscribers for paper bills. Bill C-43 also provides the CRTC with the authority to assess Administrative Monetary Penalties for any contraventions of the Telecommunications Act, regulations, or CRTC decisions. The Bill was passed into law on December 16, 2014 and these amendments became effective immediately. We believe we are in compliance with this legislation.

WIRELESS

600 MHZ SPECTRUM LICENCE BAND

On August 14, 2015, ISED Canada released a decision regarding the reallocation of spectrum licences in the 600 MHz band for mobile services. Canada will reallocate the same amount of spectrum licences as the US, following the US 600 MHz incentive auction that began in 2016 and continues in progress. TV channels currently using the 600 MHz band spectrum that will be auctioned for mobile services will be given a new channel in the new allotment plan and will be provided with a minimum of 18 months to complete the transition. Certain Rogers over-the-air TV channels will need to be transitioned. No decision has been made regarding transition funding of affected TV channels or whether ISED Canada will use an incentive auction format. Additional consultations are expected before the Canadian auction of this spectrum, which is expected to occur in the next two to three years.

3.5 GHZ BAND POLICY CHANGES

In December 2014, ISED Canada released its policy changes to the 3.5 GHz spectrum band. Rogers has a 50% interest in the Inukshuk

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Wireless Partnership which holds (on average) between 100-175 MHz of 3.5 GHz spectrum in most major urban markets in Canada. The 3.5 GHz band will be reallocated for mobile services (it is currently only licensed for fixed wireless access in Canada). The establishment of a new band plan and licensing framework for mobile services will be the subject of a future consultation. The band will eventually be relicensed on a flexible-use basis whereby licensees will be permitted to determine the extent to which they will implement fixed and/or mobile services in the band in a given geographic area.

Until the future consultation is completed and the related decisions are released, all existing licences that will be renewed will be limited to the provision of fixed services. Licences will be renewed where licensees have satisfied all of their conditions of licence and renewed licences will have a one-year term. On completion of the consultation process and release of related decisions, renewed licensees will have a high expectation of receiving new licences for 10 or 20 years (depending on consultation outcome). Spectrum associated with existing licences that are not renewed by ISED Canada will be made available on a first-come, first-served basis using an application process.

LEGISLATION REGARDING WHOLESALE DOMESTIC WIRELESS ROAMING RATES

On June 19, 2014, the federal government enacted legislation to cap wholesale domestic wireless roaming rates carriers can charge to one another at amounts no higher than the average rates carriers charge their own retail customers. The legislation also provided the CRTC with the power to set domestic roaming rates between carriers, regardless of the formula. The CRTC conducted a review into wireless roaming rates and the state of wireless wholesale competition with a public hearing, which concluded in early October 2014.

On May 5, 2015, the CRTC released its decision on the regulatory framework for wholesale mobile wireless services (Telecom Regulatory Policy 2015-177). The CRTC determined it is necessary to regulate the rates that Rogers Communications and two of its competitors (Bell Mobility and Telus Communications) charge other Canadian wireless carriers for domestic GSM-based wholesale roaming. The CRTC directed Rogers, Bell, and Telus to each file proposed cost-based tariffs for wholesale roaming on November 4, 2015. Pending its final determination on the proposed tariffs, the CRTC approved, on an interim basis, a maximum rate for each of GSM-based voice, text, and data wholesale roaming provided by Bell, Rogers, and Telus across their respective networks to other Canadian wireless carriers. This rate is equal to the highest rate charged by each of Rogers, Bell, and Telus to any other Canadian wireless carrier for each of GSM-based voice, text, and data wholesale roaming as of the date of the decision. These rates were replaced when the CRTC gave interim approval to the proposed cost-based tariffs filed by the carriers on December 3, 2015 and made these interim rates effective November 23, 2015. The CRTC process to establish final rates remains underway.

The CRTC further determined that it is not appropriate to mandate wholesale MVNO access.

Finally, the CRTC determined that the regulatory measures established in the decision would remain in place for a minimum of five years, during which time the CRTC will monitor competitive conditions in the mobile wireless market.

TRANSFERS, DIVISIONS, AND SUBORDINATE LICENSING OF SPECTRUM LICENCES

In June 2013, ISED Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria ISED Canada will consider and the processes it will use when it reviews spectrum licence transfers, including prospective transfers that could arise from purchase or sale options and other agreements. Key items to note are that:

•

ISED Canada will review all spectrum transfer requests, and will not allow any that result in “undue spectrum concentration” and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency; and

•

licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. ISED Canada will review the agreement as though the licence transfer that could arise from it has been made. This timing did not apply to agreements such as Rogers’ AWS agreements with Shaw and Quebecor made before the Framework was released.

CRTC WIRELESS CODE

In June 2013, the CRTC issued its Wireless Code. The Wireless Code imposes several obligations on wireless carriers, including maximum contract term length, roaming bill caps, device unlocking requirements, and contract summaries. It also lays out the rules for device subsidies and early cancellation fees. Under the code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy they received, which decreases by an equal amount every month over no more than 24 months. This effectively makes the maximum contract length two years.

The CRTC committed to a review of the Wireless Code’s effectiveness within three years of its implementation. In Telecom Notice of Consultation CRTC 2016-293, released on July 28, 2016, the CRTC called for comments on the effectiveness of the Wireless Code and how the Wireless Code should be updated to reflect the evolution of the wireless market since the Wireless Code’s implementation. An oral hearing began on February 6, 2017.

TOWER SHARING POLICY

In March 2013, ISED Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding a consultation initiated in 2012. It sets out the current rules for tower and site sharing, among other things. The key terms of the tower and site sharing rules are:

•	all holders of spectrum licences, radio licences, and broadcasting certificates must share towers and antenna sites, where technically feasible, at commercial rates; and
•	the timeframe for negotiating agreements is 60 days, after which arbitration according to ISED Canada arbitration rules will begin.

In Telecom Regulatory Policy 2015-177 released in May 2015, the CRTC determined that it would not mandate or require general wholesale tariffs for tower and site sharing. At the same time, it determined that its existing powers and processes are sufficient to address tower and site sharing disputes related to rates, terms, and

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conditions. As a result, carriers may use the arbitration process established by ISED Canada, or they may request the CRTC to intervene in the event that tower and site sharing negotiations fail.

CABLE

DIFFERENTIAL PRICING RELATED TO INTERNET DATA PLANS

On May 18, 2016, the CRTC initiated a proceeding (Telecom Notice of Consultation CRTC 2016-192) to examine the policy issues surrounding the use of differential pricing practices by Canadian ISPs related to the provision of Internet data plans. This proceeding stems from an application made by several parties concerning the pricing practices used by Videotron when offering its Unlimited Music service to its mobile wireless customers. The CRTC intends to establish a clear and transparent regulatory policy regarding differential pricing practices for Internet data plans. The oral hearing commenced the week of October 31, 2016 and concluded on November 4, 2016. A decision is expected in the first quarter of 2017.

WHOLESALE INTERNET COSTING AND PRICING

On March 31, 2016, the CRTC released its decision on the review of costing inputs and the application process for existing wholesale high-speed access services that provide for a single provincial point of interconnection, but which are not available over FTTH access facilities (Telecom Decision CRTC 2016-117). The CRTC determined that wholesale telecom rates paid by competitive telecom providers were no longer appropriate, and required all wholesale high-speed access service providers to file new cost studies with proposed rates for final approval. The CRTC further determined that all wholesale Internet rates that were currently approved were to be made interim as of the date of the decision. The CRTC will assess the extent to which, if at all, retroactivity will apply when new cost studies are submitted in support of revised wholesale high-speed access service rates. On June 30, 2016, we filed our new cost studies with the CRTC, which detail our proposed rates.

On October 6, 2016, the CRTC issued Telecom Order 2016-396, significantly reducing existing interim rates for the capacity charge tariff component of wholesale high-speed access service pending approval of final rates. The interim rate reductions took effect immediately. The CRTC will assess the extent to which, if at all, retroactivity will apply when wholesale high-speed access service rates are set on a final basis. The process established by the CRTC to set final rates requires final written submissions by May 31, 2017, after which the CRTC will make a determination.

CRTC REVIEW OF WHOLESALE WIRELINE TELECOMMUNICATIONS SERVICES

In October 2013, the CRTC initiated its planned review of the telecommunications essential services rulings it released in March 2008. The review determined which wireline services, and under what terms and conditions, facilities-based telecommunications carriers must make available to other telecommunications service providers, such as resellers. Extensive submissions were filed during 2014 leading to a two-week public hearing that concluded on December 4, 2014.

On July 22, 2015, the CRTC released its decision on the regulatory framework for wholesale wireline services (Telecom Regulatory Policy 2015-326). The CRTC determined that wholesale high-speed access services, which are used to support retail competition for services, such as local phone, television, and Internet access, would continue to be mandated. The provision of provincially aggregated services, however, would no longer be mandated and would be phased out in conjunction with the implementation of a disaggregated service with connections at telephone company central offices and cable company head-ends. The requirement to implement disaggregated wholesale high-speed access services will include making them available over FTTH access facilities. Regulated rates will continue to be based on long-run increment cost studies.

On September 20, 2016, the CRTC released a follow-up decision (Telecom Decision CRTC 2016-379) to Telecom Regulatory Policy 2015-326, addressing the technical implementation of new, disaggregated, high-speed access TPIA, a service that will provide access to FTTH facilities as ordered in the CRTC’s July 22, 2015 ruling. The decision is consistent with the positions submitted by Rogers in our filings. Proposed tariffs and supporting cost studies for the new service were filed on January 9, 2017.

CRTC REVIEW OF LOCAL AND COMMUNITY PROGRAMMING

On September 14, 2015, the CRTC announced a proceeding to review the policy framework for local and community programming (Broadcasting Notice of Consultation 2015-421). Comments were due October 29, 2015 and an oral hearing concluded on February 3, 2016. On June 15, 2016, the CRTC released its decision regarding local and community television policy (Broadcasting Regulatory Policy CRTC 2016-224). The CRTC created a new model for BDU contributions to Canadian programming set to take effect on September 1, 2017. Annual contributions will remain at 5% of annual gross broadcasting revenues; however, of that amount, in all licensed cable systems, up to 1.5% (rather than the previous 2%) can be used to fund community channel programming. Of this revenue, 0.3% must now go to a newly-created Independent Local News Fund for independently-owned local TV stations, and the remaining funding will continue to go to the Canada Media Fund and independent production funds. This decision will provide the flexibility for BDUs that operate community channels in large markets (Montreal, Toronto, Edmonton, Calgary, and Vancouver) to now direct their community channel revenues from those markets to fund either community channel programming in smaller markets, or to fund local news on TV stations (such as City, in the case of Rogers), should they wish to do so.

TELEVISION SERVICES DISTRIBUTION

On October 24, 2013, the CRTC launched a broad-based public consultation (Let’s Talk TV) on the subject of television. The consultation covered three broad themes, asking what consumers think about:

•	the television programming available to them;
•	the reception of television programming from service providers and other sources; and
•	whether they have enough information to make informed choices and seek solutions if they are not satisfied.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In November 2014, the CRTC released its first decision arising from the Let’s Talk TV hearing ordering the elimination of the 30-day cancellation provision for cable, Internet, and phone services, effective January 23, 2015.

On January 29, 2015, the CRTC released decisions requiring local stations to continue over-the-air transmission under the same regulatory regime currently in place and maintaining simultaneous substitution requirements, except for the NFL Super Bowl, beginning in 2017. In a related decision released the same day, the CRTC found that it would be an undue preference under the Telecommunications Act for a vertically integrated company that offers a Mobile TV service to exempt this service from standard monthly wireless data caps and usage charges generally applicable to its wireless service.

On March 19, 2015, the CRTC released the third of its decisions related to its Let’s Talk TV proceeding. The CRTC ordered distributors to offer customers an option for a small basic service consisting only of Canadian local channels (local radio is optional), national mandatory services, community and provincial legislature channels, and, should they wish, US 4+1 networks beginning March 1, 2016. The retail rate for this entry-level service will be capped at $25 per month (excluding equipment). The CRTC adopted phased-in requirements for selling channels to customers “à la carte” and as part of “pick-packs”. All channels above the basic tier must be offered on an à la carte basis or in smaller, reasonably priced packages by March 1, 2016. By December 1, 2016, they must be offered in both forms. As a BDU, we will be permitted to continue to offer our existing basic service and programming packages. The CRTC will also revise its existing “preponderance” rule so that consumers will have to be offered, but will not have to receive, a majority of Canadian services.

The CRTC also proposed several changes to the Wholesale Code (formerly the Vertical Integration (VI) Code) addressing, amongst other matters, penetration-based rate cards and minimum guarantees. All licensed programmers and BDUs will be required to comply with the Wholesale Code, which came into effect on January 22, 2016.

The March 19 decision also addressed rules for distribution of foreign services authorized for distribution in Canada, including requirements that foreign services make their channels available “à la carte” and in “pick-packs” or in smaller pre-assembled packages and abide by the Wholesale Code. Access rules for VI-owned services and independent services, channel packaging, and buy-through rules for multicultural services were also addressed.

On March 26, 2015, in the final decision related to Let’s Talk TV, the CRTC announced plans to establish a Television Service Provider (TVSP) Code of Conduct to govern certain aspects of the relationship between TVSPs and their customers as well as to allow consumers to complain to the CCTS about their providers. On January 8, 2016, the CRTC issued the final version of the TVSP Code, which will come into effect on September 1, 2017. This decision also introduced new requirements related to the provision of service to persons with disabilities for both BDUs and broadcasters.

On March 1, 2016, the first phase of the CRTC’s small basic $25 per month (excluding equipment) television service mandate came into effect. Effective March 1, 2016, we offer a small basic service consisting of Canadian local channels, national mandatory services, community and provincial legislature channels, and the US 4+1 networks. We also offer smaller, reasonably priced packages of specialty and premium channels. On December 1, 2016, we began offering all specialty and premium channels on an “à la carte” basis as well.

On May 24, 2016, the CRTC released a notice of consultation (Broadcasting Notice of Consultation CRTC 2016-197) stating that a hearing will be held in consideration of the license renewal applications of BDUs, including Rogers. The hearing, which commenced on September 7, 2016, reviewed the practices of all BDU licensees in regard to the small basic service and flexible packaging requirements described above that came into effect on March 1, 2016.

On November 21, 2016, the CRTC released Broadcasting Decision CRTC 2016-458, renewing Rogers’ BDU licences from December 1, 2016 to November 30, 2017. In the decision, the CRTC established what it called a set of best practices for BDUs that serve to promote choice for Canadians and stated that it will monitor all of these practices, including how BDUs promote and offer the small basic service and pick-and-pay and small package options, and will take any necessary remedial action when it examines the renewal of the licenses for BDUs again in 2017 for a full renewal term.

MEDIA

COPYRIGHT RETRANSMISSION OF DISTANT SIGNALS

Pursuant to section 31(2) of the Copyright Act, television service providers are permitted to retransmit programming within distant over-the-air television signals as part of a compulsory licensing regime. Rates for the distribution of the programming are established through negotiation or set by the Copyright Board. Distributors and content providers were unable to agree on a new rate for the distribution of distant signals after the expiration of the current agreement in 2013. A proceeding was initiated by the Copyright Board, which began on November 23, 2015. The proceeding continued into 2016 with a decision expected in 2017.

The Collectives (content providers) have proposed a royalty rate that is approximately double the current rate, which, if certified, would have a significant financial impact on Rogers with additional costs of approximately $30 million per year.

LICENCE RENEWALS

In a proceeding initiated by Broadcasting Notice of Consultation CRTC 2016-225 released June 15, 2016, Rogers sought renewal of our group-based licences (six City over-the-air English stations, Sportsnet 360, VICELAND, G4Tech, Outdoor Life, FX, and FXX), our five over-the-air ethnic OMNI television licences, and our mainstream sports Sportsnet and Sportsnet One licences. We also sought approval of an application seeking a new licence to operate a discretionary service called OMNI Regional, which would operate pursuant to a section 9(1)(h) order granting it mandatory carriage on the basic service with a regulated affiliation fee. An oral hearing was held during the week of November 28, 2016, a final written reply was filed on January 9, 2017, and a decision is expected in the second quarter of 2017.

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Other Information

ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Management makes judgments, estimates, and assumptions that affect how accounting policies are applied, the amounts we report in assets, liabilities, revenue, and expenses, and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgment because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue, and expense amounts.

ESTIMATES

FAIR VALUE

We use estimates to determine the fair value of assets acquired and liabilities assumed in an acquisition, using the best available information, including information from financial markets. These estimates include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses.

USEFUL LIVES

We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually, or when circumstances change, to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way, than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We monitor and review our depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

CAPITALIZING DIRECT LABOUR, OVERHEAD, AND INTEREST

Certain direct labour, overhead, and interest costs associated with the acquisition, construction, development, or improvement of our networks are capitalized to property, plant and equipment. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a per-hour rate. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

IMPAIRMENT OF ASSETS

Indefinite-life intangible assets (including goodwill and spectrum and/or broadcast licences) are assessed for impairment on an annual basis, or more often if events or circumstances warrant, and finite-life assets (including property, plant and equipment and other intangible assets) are assessed for impairment if events or circumstances warrant. The recoverable amount of a cash generating unit (CGU) involves significant estimates such as future cash flows, terminal growth rates, and discount rates. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income.

FINANCIAL INSTRUMENTS

The fair values of our derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the derivatives are in an asset position (i.e. the counterparty owes Rogers), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. If the derivatives are in a liability position (i.e. Rogers owes the counterparty), our credit spread is added to the risk-free discount rate. The estimated credit-adjusted value of derivatives requires assessment of the credit risk of the parties to the instruments and the instruments’ discount rates.

For all derivative instruments where hedge accounting is applied, we are required to ensure that the hedging relationships meet hedge effectiveness criteria both retrospectively and prospectively. Hedge effectiveness testing requires the use of both judgments and estimates.

PENSION BENEFITS

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of future compensation increase, and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability, and other comprehensive income. Changes in economic conditions, including financial markets and interest rates, may also have an impact on our pension plan as there is no assurance that the plan will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that could require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below shows what the impact of an increase or decrease in the primary assumptions and estimates on our accrued benefit obligation and pension expense for 2016 would be:

(In millions of dollars)	Increase (decrease) in accrued benefit obligation	Increase (decrease) in pension expense
Discount rate
Impact of 0.5% increase	(174)	(21)
Impact of 0.5% decrease	199	23
Rate of future compensation increase
Impact of 0.25% increase	18	4
Impact of 0.25% decrease	(18)	(4)
Mortality rate
Impact of 1 year increase	48	5
Impact of 1 year decrease	(49)	(5)

STOCK-BASED COMPENSATION

Stock Option Plans

Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SAR feature allows the option holder to elect to receive a cash payment equal to the intrinsic value of the option, instead of exercising the option and acquiring Class B Non-Voting shares.

We measure stock-based compensation to employees at fair value. We determine the fair value of options using our Class B Non-Voting share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked to market each period and is amortized to expense using a graded vesting approach over the period during which employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting shares during the period.

Restricted share unit and deferred share unit plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability as a charge to operating costs in the year the change occurs. For RSUs, the payment amount is established on the vesting date. For DSUs, the payment amount is established on the exercise date.

JUDGMENTS

USEFUL LIVES AND DEPRECIATION AND AMORTIZATION METHODS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

We amortize the cost of intangible assets with finite lives over their estimated useful lives. We review their useful lives, residual values, and the amortization methods at least once a year.

We do not amortize intangible assets with indefinite lives (spectrum, broadcast licences, and certain brand names) as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for us. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

IMPAIRMENT OF ASSETS

We make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. The allocation of goodwill involves considerable management judgment in determining the CGUs (or groups of CGUs) that are expected to benefit from the synergies of a business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite-life intangible assets are allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which is not higher than an operating segment.

SEGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

HEDGE ACCOUNTING

We make significant judgments in determining whether our financial instruments qualify for hedge accounting, including assumptions for effectiveness valuation models.

INCOME TAXES AND OTHER TAXES

We accrue income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income tax payable or receivable, other taxes payable or

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receivable, and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

CONTINGENCIES

Considerable judgment is involved in the determination of contingent liabilities. Our judgment is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs. The amount of the loss involves judgment based on information available at that time. Any provision recognized for a contingent liability could be material to our consolidated financial position and results of operations.

TRANSACTIONS WITH RELATED PARTIES

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest. The amounts received from or paid to these parties were as follows:

	Years ended December 31
(In millions of dollars)	2016	2015	% Chg
Revenue	177	115	54%
Purchases	215	170	26%

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI, which include:

•	the non-executive chairman of a law firm that provides a portion of the Company’s legal services;
•	the chairman of a company that provides printing services to the Company; and
•	the chairman and chief executive officer of a firm to which the Company pays commissions for insurance coverage (ceased as a related party effective April 2015).

	Years ended December 31
(In millions of dollars)	2016	2015
Printing, legal services, and commission paid on premiums for insurance coverage	27	31

In addition, during the year ended December 31, 2016, we announced a strategic change across our publishing business such that we will focus on digital content through the Internet and mobile applications. As a result, we have sold select publishing titles to the aforementioned printing services company for $5 million.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for each of 2016 and 2015.

These transactions are measured at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction.

ACCOUNTING CHANGES

Change in accounting policy for measurement of deferred income taxes

Following the November 2016 publication of the IFRS Interpretations Committee’s agenda decision addressing the expected manner of recovery of intangible assets with indefinite useful lives for the purposes of measuring deferred tax, we have retrospectively changed our related accounting policy. The IFRS Interpretations Committee observed that in applying International Accounting Standard 12, an entity determines its expected manner of recovery of the carrying amount of the intangible asset with an indefinite useful life, and reflects the tax consequences that follow from that expected manner of recovery. Previously, we measured deferred taxes on temporary differences arising from the portion of indefinite-life intangible assets with no initial associated underlying tax basis using a capital gains tax rate based upon the notion that recovery would result solely from sales of the assets. Consequently, we have adopted an accounting policy to measure deferred taxes on temporary differences arising from indefinite-life intangible assets based upon the tax consequences that follow from the expected manner of recovery of the assets.

The accounting policies set out in the notes to our consolidated financial statements have been applied in preparing the consolidated financial statements as at and for the year ended December 31, 2016 and the comparative information presented in the consolidated financial statements as at and for the year ended December 31, 2015. In preparing our opening and comparative amended Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position, and Consolidated Statements of Changes in Shareholders’ Equity, we have amended certain amounts reported in previously issued financial statements.

Adjustments to the Consolidated Statements of Income for the year ended December 31, 2015

(In millions of dollars, except per share amounts)	Previously reported for the year ended December 31, 2015	Adjustments	Amended for the year ended December 31, 2015
Other (income) expense	(32)	28	(4)
Income tax expense	466	11	477
Net income	1,381	(39)	1,342

Earnings per share
Basic	$2.68	($0.07)	$2.61
Diluted	$2.67	($0.07)	$2.60

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    89

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjustments to the Consolidated Statements of Financial Position as at January 1, 2015

(In millions of dollars)	Previously reported as at January 1, 2015	Adjustments	Amended as at January 1, 2015
Goodwill [1]	3,883	14	3,897
Total assets [1]	26,522	14	26,536

Deferred tax liabilities	1,769	84	1,853
Shareholders’ equity	5,481	(70)	5,411
Total liabilities and shareholders’ equity	26,522	14	26,536

[1]	The adjustment relating to total assets and goodwill was recognized entirely within our Media reportable segment.

Adjustments to the Consolidated Statements of Financial Position as at December 31, 2015

(In millions of dollars)	Previously reported as at December 31, 2015	Adjustments as at January 1, 2015	Adjustments for the year ended December 31, 2015	Amended as at December 31, 2015
Goodwill [1]	3,891	14	–	3,905
Total assets [1]	29,175	14	–	29,189

Deferred tax liabilities	1,943	84	39	2,066
Shareholders’ equity	5,745	(70)	(39)	5,636
Total liabilities and shareholders’ equity	29,175	14	–	29,189

[1]	The adjustment relating to total assets and goodwill was recognized entirely within our Media reportable segment.

Adoption of amendments to IFRS

We adopted the following IFRS amendments in 2016.

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets that introduced a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. We adopted the amendment prospectively beginning on January 1, 2016.

•

Amendments to IFRS 11, Joint Arrangements requiring business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. We adopted the amendment on a prospective basis for acquisitions on or after January 1, 2016, in accordance with the transitional provisions.

The adoption of these amendments did not have a material effect on our financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

The IASB has issued the following new standards that will become effective in a future year and will or could have an impact on our consolidated financial statements in future periods:

•

IFRS 15, Revenue from Contracts with Customers (IFRS 15) – IFRS 15 will supersede all existing standards and interpretations in IFRS relating to revenue, including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	identify the contract with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price;
4.	allocate the transaction price to the performance obligations in the contract; and
5.	recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

We expect the application of this new standard will have significant impacts on our reported results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue will be affected because IFRS 15 requires the estimation of total consideration over the contract term at contract inception and allocation of consideration to all performance obligations in the contract based on their relative stand-alone selling prices. We anticipate this will most significantly affect our Wireless arrangements that bundle equipment and service together into monthly service fees, which will result in an increase to equipment revenue recognized at contract inception and a decrease to service revenue recognized over the course of the contracts.

The treatment of costs incurred in acquiring customer contracts will be impacted as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into operating expenses over time. Currently, such costs are expensed as incurred.

In addition, certain new assets and liabilities will be recognized on our Consolidated Statements of Financial Position. Specifically, a contract asset or contract liability will be recognized to account for any timing differences between the revenue recognized and the amounts billed to the customer.

We believe significant judgments will need to be made when defining the enforceable rights and obligations of a contract, in determining whether a promise to deliver goods or services is

90    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

considered distinct, and to determine when the customer obtains control of the distinct good or service.

The standard is effective for annual periods beginning on or after January 1, 2018. We are required to retrospectively apply IFRS 15 to all contracts that are not complete on the date of initial application. We intend to make a policy choice to restate each prior period presented and recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity at the beginning of the earliest period presented, subject to certain practical expedients we anticipate we will adopt.

We have a team dedicated to ensuring our compliance with IFRS 15. This team has also been responsible for determining system requirements, ensuring our data collection is appropriate, and communicating the upcoming changes with various stakeholders. In addition, this team is assisting in the development of new internal controls that will help ensure the system runs as intended and the related results are accurate.

We are implementing a new revenue recognition system to enable us to comply with the requirements of IFRS 15 on a contract-by-contract basis, including appropriately allocating revenue between different performance obligations within individual contracts for certain revenue streams. We expect to begin a parallel run under both IAS 18 and IFRS 15 using this system in 2017. We will have detailed data validation processes that will continue throughout the course of 2017. As a result, we are continuing to assess the impact of this standard on our consolidated financial statements and it is not yet possible to make a reliable estimate of its impact. We expect to disclose the estimated financial effects of the adoption of IFRS 15 in our 2017 consolidated financial statements.

•

IFRS 9, Financial Instruments (IFRS 9) – In July 2014, the IASB issued the final publication of the IFRS 9 standard, which will supersede IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and the new hedge accounting guidance. Under IFRS 9, financial assets will be classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The new hedge accounting standard will align hedge accounting more closely with risk management. IFRS 9 does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are assessing the impact of this standard on our consolidated financial statements.

•

IFRS 16, Leases (IFRS 16) – In January 2016, the IASB issued the final publication of the IFRS 16 standard, which will supersede the current IAS 17, Leases (IAS 17) standard. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17.

The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, but only if the entity is also applying IFRS 15. We have the option to either:

•	apply IFRS 16 with full retrospective effect; or
•	recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application.

We are assessing the impact of this standard on our consolidated financial statements; however, we believe that the result will be a significant increase to assets and liabilities, as we will be required to record a right-of-use asset and a corresponding lease liability on our Consolidated Statements of Financial Position, as well as a decrease to operating costs, an increase to finance costs (due to accretion of the lease liability) and an increase to depreciation and amortization (due to amortization of the right-of-use asset).

KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS.

SUBSCRIBER COUNT

We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued.

Wireless

•	A wireless subscriber is represented by each identifiable telephone number.
•

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

•	Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    91

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cable

•	Cable Television and Internet subscribers are represented by a dwelling unit; Cable Phone subscribers are represented by line counts.
•

When there is more than one unit in one dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, like hospitals or hotels, are each considered one subscriber.

•	Cable Television, Internet, and Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.

SUBSCRIBER CHURN

Subscriber churn is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the aggregate number of subscribers at the beginning of each period incurred.

POSTPAID AVERAGE REVENUE PER ACCOUNT

Postpaid average revenue per account (ARPA) helps us identify trends and measure our success in attracting and retaining multiple-device accounts. A single Wireless postpaid account typically provides subscribers with the advantage of allowing for the pooling of plan attributes across multiple devices and on a single bill. Each Wireless postpaid account is typically represented by an identifiable billing account number. A single Wireless postpaid account may include more than one identifiable telephone number and receive monthly Wireless services for a variety of connected devices including smartphones, basic phones, tablets, and other devices. Wireless postpaid accounts under our various brand names are considered separate accounts. We calculate Wireless postpaid ARPA by dividing total Wireless postpaid service revenue (monthly) by the average number of Wireless postpaid accounts for the same time period.

BLENDED AVERAGE REVENUE PER USER

Blended average revenue per user (ARPU) helps us identify trends and measure our success in attracting and retaining higher value subscribers. We calculate blended ARPU by dividing service revenue (monthly) by the average total number of Wireless subscribers for the same time period.

CAPITAL INTENSITY

Capital intensity allows us to compare the level of our additions to property, plant and equipment to that of other companies within the same industry. Our additions to property, plant and equipment do not include expenditures on spectrum licences. We calculate capital intensity by dividing additions to property, plant and equipment by revenue. For Wireless, capital intensity is calculated using total service revenue. We use it to evaluate the performance of our assets and when making decisions about additions to property, plant and equipment. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue.

DIVIDEND PAYOUT RATIOS

We calculate the dividend payout ratio by dividing dividends declared for the year by net income or free cash flow for the year. We use dividends as a percentage of net income and free cash flow to conduct analysis and assist with determining the dividends we should pay.

RETURN ON ASSETS

We use return on assets to measure our efficiency in using our assets to generate net income. We calculate return on assets by dividing net income for the year by total assets as at year-end.

TOTAL SERVICE REVENUE

Commencing in the fourth quarter of 2016, we began disclosing total service revenue as one of our key performance indicators. We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from TSC and the Toronto Blue Jays, which are also core to our business. We calculate total service revenue by subtracting equipment revenue in Wireless, Cable, Business Solutions, and Corporate from total revenue 1.

[1]	See note 5 to our 2016 Audited Consolidated Financial Statements.

	Years ended December 31
(In millions of dollars)	2016	2015
Revenue	13,702	13,414
Deduct:
Wireless equipment revenue	658	749
Cable equipment revenue	6	8
Business Solutions equipment revenue	6	4
Corporate equipment revenue	5	4
Total service revenue	13,027	12,649

92    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

NON-GAAP MEASURES

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin

•   To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

•   We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.

•   We also use it as one component in determining short-term incentive compensation for all management employees.

Adjusted operating profit:

Net income

add (deduct)

income tax expense (recovery), other expense (income), finance costs, restructuring, acquisition and other, depreciation and amortization, stock-based compensation, and impairment of assets and related onerous contract charges.

Adjusted operating profit margin:

Adjusted operating profit

divided by

revenue (service revenue for Wireless).

Net income
Adjusted net income Adjusted basic and diluted earnings per share

•   To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:

Net income

add (deduct)

stock-based compensation, restructuring, acquisition and other, impairment of assets and related onerous contract charges, loss (gain) on sale or wind down of investments, (gain) on acquisitions, loss on non-controlling interest purchase obligations, loss on repayment of long-term debt, and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:

Adjusted net income

divided by

basic and diluted weighted average shares outstanding.

Net income Basic and diluted earnings per share
Free cash flow

•   To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.

•   We believe that some investors and analysts use free cash flow to value a business and its underlying assets.

		Adjusted operating profit deduct additions to property, plant and equipment net of proceeds on disposition, interest on borrowings net of capitalized interest, and cash income taxes.	Cash provided by operating activities
Adjusted net debt	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Total long-term debt

add (deduct)

current portion of long-term debt, deferred transaction costs and discounts, net debt derivative (assets) liabilities, credit risk adjustment related to net debt derivatives, bank advances (cash and cash equivalents), and short-term borrowings.

Long-term debt
Adjusted net debt / adjusted operating profit	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    93

MANAGEMENT’S DISCUSSION AND ANALYSIS

RECONCILIATION OF ADJUSTED OPERATING PROFIT AND ADJUSTED OPERATING PROFIT MARGIN

	Years ended December 31
(In millions of dollars)	2016	2015
Net income [1]	835	1,342
Add (deduct):
Income tax expense [1]	324	477
Other (income) expense [1]	191	(4)
Finance costs	761	774
Restructuring, acquisition and other	160	111
Depreciation and amortization	2,276	2,277
Impairment of assets and related onerous contract charges	484	–
Stock-based compensation	61	55
Adjusted operating profit [1]	5,092	5,032

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information.

	Years ended December 31
(In millions of dollars, except percentages)	2016	2015
Adjusted operating profit margin:
Adjusted operating profit	5,092	5,032
Divided by: total revenue	13,702	13,414
Adjusted operating profit margin	37.2%	37.5%

RECONCILIATION OF ADJUSTED NET INCOME

	Years ended December 31
(In millions of dollars)	2016	2015
Net income [1]	835	1,342
Add (deduct):
Stock-based compensation	61	55
Restructuring, acquisition and other	160	111
Loss on repayment of long-term debt	–	7
Net loss on divestitures pertaining to investments	11	–
Gain on acquisition of Mobilicity [1]	–	(74)
Loss on non-controlling interest purchase obligation	–	72
Loss on wind down of shomi	140	–
Impairment of assets and related onerous contract charges	484	–
Income tax impact of above items	(213)	(40)
Income tax adjustment, legislative tax change	3	6
Adjusted net income [1]	1,481	1,479

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information.

RECONCILIATION OF ADJUSTED EARNINGS PER SHARE

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Years ended December 31
	2016	2015
Adjusted basic earnings per share:
Adjusted net income [1]	1,481	1,479
Divided by: weighted average number of shares outstanding	515	515
Adjusted basic earnings per share [1]	$2.88	$2.87
Adjusted diluted earnings per share:
Adjusted net income [1]	1,481	1,479
Divided by: diluted weighted average number of shares outstanding	517	517
Adjusted diluted earnings per share [1]	$2.86	$2.86
Basic earnings per share:
Net income [1]	835	1,342
Divided by: weighted average number of shares outstanding	515	515
Basic earnings per share [1]	$1.62	$2.61
Diluted earnings per share:
Net income [1]	835	1,342
Divided by: diluted weighted average number of shares outstanding	517	517
Diluted earnings per share [1]	$1.62	$2.60

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information.

RECONCILIATION OF FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2016	2015
Cash provided by operating activities	3,957	3,747
Add (deduct):
Additions to property, plant and equipment	(2,352)	(2,440)
Interest on borrowings, net of capitalized interest	(740)	(732)
Restructuring, acquisition and other	160	111
Interest paid	756	771
Change in non-cash working capital	(14)	302
Other adjustments	(62)	(83)
Free cash flow	1,705	1,676

RECONCILIATION OF DIVIDEND PAYOUT RATIO OF FREE CASH FLOW

	Years ended December 31
(In millions of dollars, except percentages)	2016	2015
Dividend payout ratio of free cash flow:
Dividends declared during the year	988	988
Divided by: free cash flow	1,705	1,676
Dividend payout ratio of free cash flow	58%	59%

94    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

RECONCILIATION OF ADJUSTED NET DEBT AND ADJUSTED NET DEBT / ADJUSTED OPERATING PROFIT

	As at December 31
(In millions of dollars)	2016	2015
Current portion of long-term debt	750	1,000
Long-term debt	15,330	15,870
Deferred transaction costs and discounts	117	111
	16,197	16,981
Add (deduct):
Net debt derivative assets	(1,683)	(2,028)
Credit risk adjustment related to net debt derivatives	(57)	(152)
Short-term borrowings	800	800
Bank advances (cash and cash equivalents)	71	(11)
Adjusted net debt	15,328	15,590

	As at December 31
(In millions of dollars, except ratios)	2016	2015
Adjusted net debt / adjusted operating profit
Adjusted net debt	15,328	15,590
Divided by: trailing 12-month adjusted operating profit	5,092	5,032
Adjusted net debt / adjusted operating profit	3.0	3.1

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    95

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, $2.9 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidated summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts.

Years ended December 31	RCI [1,2]		RCCI [1,2,3,4]		Non-guarantor subsidiaries [1,2,4]		Consolidating adjustments [1,2]		Total
(In millions of dollars, unaudited)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Selected Statements of Income data measure:
Revenue	10	24	11,746	11,489	2,173	2,099	(227)	(198)	13,702	13,414
Net Income (loss) [5]	835	1,342	674	1,439	990	1,104	(1,664)	(2,543)	835	1,342

As at December 31	RCI [1,2]		RCCI [1,2,3,4]		Non-guarantor subsidiaries [1,2,4]		Consolidating adjustments [1,2]		Total
(In millions of dollars, unaudited)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Selected Statements of Financial Position data measure:
Current assets	22,831	23,891	19,665	19,322	9,780	8,331	(49,706)	(48,922)	2,570	2,622
Non-current assets [5]	28,812	27,161	38,448	36,862	5,805	8,250	(47,293)	(45,706)	25,772	26,567
Current liabilities	25,712	24,024	25,190	25,951	5,558	5,609	(51,347)	(50,567)	5,113	5,017
Non-current liabilities [5]	17,159	17,928	2,084	1,719	75	281	(1,358)	(1,392)	17,960	18,536

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

[3]

On January 1, 2016, Fido Solutions Inc., a subsidiary of RCI, transferred its partnership interest in RCP to Rogers Cable and Data Centres Inc. (RCDCI), a subsidiary of RCI, leaving RCDCI as the sole partner of RCP, thereby causing RCP to cease to exist (the dissolution). RCDCI became the owner of all the assets and assumed all the liabilities previously held by RCP. Subsequent to the reorganization, RCDCI changed its name to Rogers Communications Canada Inc. (RCCI).

[4]	The financial information for RCCI and our non-guarantors subsidiaries is presented on a pro-forma basis as if the dissolution of RCP had occurred on January 1, 2015.
[5]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information.

96    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts, subscriber count results, churn, ARPA, ARPU, percentages, and ratios)	As at or years ended December 31
	2016	2015	2014	2013	2012
Income and cash flow:
Revenue
Wireless	7,916	7,651	7,305	7,270	7,280
Cable	3,449	3,465	3,467	3,475	3,358
Business Solutions	384	377	382	374	351
Media	2,146	2,079	1,826	1,704	1,620
Corporate items and intercompany eliminations	(193)	(158)	(130)	(117)	(123)
Total revenue	13,702	13,414	12,850	12,706	12,486
Adjusted operating profit [1]
Wireless	3,285	3,239	3,246	3,157	3,063
Cable	1,674	1,658	1,665	1,718	1,605
Business Solutions	123	116	122	106	89
Media	169	172	131	161	190
Corporate items and intercompany eliminations	(159)	(153)	(145)	(149)	(113)
Total adjusted operating profit	5,092	5,032	5,019	4,993	4,834
Net income from continuing operations [2]	835	1,342	1,341	1,669	1,725
Net income [2]	835	1,342	1,341	1,669	1,693
Adjusted net income from continuing operations [1,2]	1,481	1,479	1,532	1,769	1,781
Cash provided by operating activities	3,957	3,747	3,698	3,990	3,421
Free cash flow [1]	1,705	1,676	1,437	1,548	1,649
Additions to property, plant and equipment	2,352	2,440	2,366	2,240	2,142
Earnings per share from continuing operations [2]
Basic	$1.62	$2.61	$2.60	$3.24	$3.32
Diluted	$1.62	$2.60	$2.56	$3.22	$3.30
Earnings per share [2]
Basic	$1.62	$2.61	$2.60	$3.24	$3.26
Diluted	$1.62	$2.60	$2.56	$3.22	$3.24
Adjusted earnings per share [1,2]
Basic	$2.88	$2.87	$2.97	$3.43	$3.43
Diluted	$2.86	$2.86	$2.96	$3.42	$3.41
Statements of Financial Position:
Assets
Property, plant and equipment, net	10,749	10,997	10,655	10,255	9,576
Goodwill [2]	3,905	3,905	3,897	3,765	3,215
Intangible assets	7,130	7,243	6,588	3,211	2,951
Investments	2,174	2,271	1,898	1,487	1,484
Other assets	4,384	4,773	3,498	4,897	2,392
Total assets	28,342	29,189	26,536	23,615	19,618
Liabilities and Shareholders’ Equity
Long-term liabilities [2]	17,960	18,536	16,205	14,410	12,918
Current liabilities	5,113	5,017	4,920	4,606	3,002
Total liabilities [2]	23,073	23,553	21,125	19,016	15,920
Shareholders’ equity [2]	5,269	5,636	5,411	4,599	3,698
Total liabilities and shareholders’ equity	28,342	29,189	26,536	23,615	19,618
Subscriber count results (000s) [3]
Wireless subscribers	10,274	9,877	9,450	9,503	9,437
Internet subscribers	2,145	2,048	2,011	1,961	1,864
Television subscribers	1,820	1,896	2,024	2,127	2,214
Phone subscribers	1,094	1,090	1,150	1,153	1,074
Additional Wireless metrics [3]
Postpaid churn (monthly)	1.23%	1.27%	1.27%	1.24%	1.29%
Postpaid ARPA (monthly) [4]	$117.37	$110.74	$106.41
Blended ARPU (monthly)	$60.42	$59.71	$59.41	$59.58	$59.79
Additional consolidated metrics
Revenue growth	2%	4%	1%	2%	1%
Adjusted operating profit growth	1%	0%	1%	3%	2%
Dividends declared per share	$1.92	$1.92	$1.83	$1.74	$1.58
Dividend payout ratio of net income [2,3]	118%	74%	70%	54%	48%
Dividend payout ratio of free cash flow [1,3]	58%	59%	66%	58%	50%
Return on assets 2,[3]	2.9%	4.6%	5.1%	7.1%	8.6%
Adjusted net debt / adjusted operating profit [1]	3.0	3.1	2.9	2.3	2.3
Total service revenue [3,5]	13,027	12,649

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, free cash flow, adjusted net debt, adjusted net debt / adjusted operating profit, and dividend payout ratio of free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]

As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See “Accounting Policies” for more information. Adjustments relating to the IFRS Interpretation Committee’s agenda decision relating to IAS 12 Income Taxes also applied to periods prior to January 1, 2015 and have been retrospectively amended.

[3]	As defined. See “Key Performance Indicators”.
[4]	Postpaid ARPA has not been presented for periods prior to 2014. We commenced reporting postpaid ARPA as a key performance indicator in the first quarter of 2015. See “Key Performance Indicators”.
[5]

Total service revenue has not been presented for periods prior to 2015. We commenced reporting service revenue as a key performance indicator in the fourth quarter of 2016. See “Key Performance Indicators”.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    97

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Reporting December 31, 2016

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management’s best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.’s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:

•	transactions are properly authorized and recorded;
•	financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and
•	the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors’ report. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Our internal control over financial reporting as at December 31, 2016 has been audited by KPMG, LLP, in accordance with the standards of the Public Company Accountability Oversight Board (United States). KPMG LLP has full and free access to the Audit and Risk Committee.

February 9, 2017

Alan D. Horn, CPA, CA Interim President and Chief Executive Officer	Anthony Staffieri, FCPA, FCA Chief Financial Officer

98    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To the Shareholders of Rogers Communications Inc.

We have audited the accompanying consolidated financial statements of Rogers Communications Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Rogers Communications Inc. as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Comparative Information

Without modifying our opinion, we draw attention to Note 2(d) to the consolidated financial statements which indicates that the comparative information presented for the year ended December 31, 2015 has been adjusted to reflect the retrospective adoption of a new accounting policy.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 9, 2017 expressed an unmodified (unqualified) opinion on the effectiveness of Rogers Communications Inc.’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

February 9, 2017

Toronto, Canada

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    99

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Rogers Communications Inc.

We have audited Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Rogers Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis for the year ended December 31, 2016. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rogers Communications Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Rogers Communications Inc. as of December 31, 2016 and December 31, 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2016 and December 31, 2015, and our report dated February 9, 2017 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

February 9, 2017

Toronto, Canada

100    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2016	2015
			see note 2(d)
Revenue	5	13,702	13,414

Operating expenses:
Operating costs	6	8,671	8,437
Depreciation and amortization	7, 8	2,276	2,277
Impairment of assets and related onerous contract charges	7	484	–
Restructuring, acquisition and other	9	160	111
Finance costs	10	761	774
Other expense (income)	11	191	(4)

Income before income tax expense		1,159	1,819
Income tax expense	12	324	477

Net income for the year		835	1,342

Earnings per share:
Basic	13	$1.62	$2.61
Diluted	13	$1.62	$2.60

The accompanying notes are an integral part of the consolidated financial statements.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    101

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

Years ended December 31	Note	2016	2015
			see note 2(d)
Net income for the year		835	1,342

Other comprehensive loss:

Items that will not be reclassified to income:
Defined benefit pension plans:
Remeasurements	22	(101)	24
Related income tax recovery (expense)		27	(6)
Items that will not be reclassified to net income		(74)	18
Items that may subsequently be reclassified to income:
Available-for-sale investments:
Increase (decrease) in fair value		90	(143)
Reclassification to net income for gain on sale of investment		(39)	–
Related income tax recovery (expense)		(7)	20
Available-for-sale investments		44	(123)
Cash flow hedging derivative instruments:
Unrealized (loss) gain in fair value of derivative instruments		(336)	1,524
Reclassification to net income of loss (gain) on debt derivatives		255	(1,307)
Reclassification to net income of loss on repayment of long-term debt	16	–	7
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		(80)	(148)
Reclassification to net income for accrued interest		(69)	(58)
Related income tax recovery (expense)		66	(65)
Cash flow hedging derivative instruments		(164)	(47)
Equity-accounted investments:
Share of other comprehensive (loss) income of equity-accounted investments, net of tax		(8)	23
Reclassification to net income of realized other comprehensive income for equity-accounted investments		(15)	–
Equity-accounted investments		(23)	23
Items that may subsequently be reclassified to net income		(143)	(147)
Other comprehensive loss for the year		(217)	(129)
Comprehensive income for the year		618	1,213

The accompanying notes are an integral part of the consolidated financial statements.

102    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

Consolidated Statements of Financial Position

(In millions of Canadian dollars)

As at December 31	Note	2016	2015 see note 2(d)
Assets

Current assets:
Cash and cash equivalents		–	11
Accounts receivable	14	1,949	1,792
Inventories	15	315	318
Other current assets		215	303
Current portion of derivative instruments	16	91	198
Total current assets		2,570	2,622

Property, plant and equipment	7	10,749	10,997
Intangible assets	8	7,130	7,243
Investments	17	2,174	2,271
Derivative instruments	16	1,708	1,992
Other long-term assets		98	150
Deferred tax assets	12	8	9
Goodwill	8	3,905	3,905
Total assets		28,342	29,189

Liabilities and shareholders’ equity

Current liabilities:
Bank advances		71	–
Short-term borrowings	18	800	800
Accounts payable and accrued liabilities		2,783	2,708
Income tax payable		186	96
Current portion of provisions	19	134	10
Unearned revenue		367	388
Current portion of long-term debt	20	750	1,000
Current portion of derivative instruments	16	22	15
Total current liabilities		5,113	5,017

Provisions	19	33	50
Long-term debt	20	15,330	15,870
Derivative instruments	16	118	95
Other long-term liabilities	21	562	455
Deferred tax liabilities	12	1,917	2,066
Total liabilities		23,073	23,553
Shareholders’ equity	23	5,269	5,636
Total liabilities and shareholders’ equity		28,342	29,189

Guarantees	27
Commitments and contingent liabilities	28
Subsequent events	23

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

Alan D. Horn, CPA, CA Director	John H. Clappison, FCPA, FCA Director

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    103

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars, except number of shares)

	Class A Voting shares		Class B Non-voting shares
Year ended December 31, 2016	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available-for- sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2016 (note 2(d))	72	112,439	402	402,308	4,474	598	57	33	5,636
Net income for the year	–	–	–	–	835	–	–	–	835

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	(74)	–	–	–	(74)
Available-for-sale investments, net of tax	–	–	–	–	–	44	–	–	44
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	(164)	–	(164)
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	(23)	(23)
Total other comprehensive income (loss)	–	–	–	–	(74)	44	(164)	(23)	(217)
Comprehensive income for the year	–	–	–	–	761	44	(164)	(23)	618

Transactions with shareholders recorded directly in equity:
Dividends declared	–	–	–	–	(988)	–	–	–	(988)
Shares issued on exercise of stock options	–	–	3	61	–	–	–	–	3
Share class exchange	–	(27)	–	27	–	–	–	–	–
Total transactions with shareholders	–	(27)	3	88	(988)	–	–	–	(985)
Balances, December 31, 2016	72	112,412	405	402,396	4,247	642	(107)	10	5,269

	Class A Voting shares		Class B Non-voting shares
Year ended December 31, 2015	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available-for- sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2015 (note 2(d))	72	112,448	402	402,298	4,102	721	104	10	5,411
Net income for the year (note 2(d))	–	–	–	–	1,342	–	–	–	1,342

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	18	–	–	–	18
Available-for-sale investments, net of tax	–	–	–	–	–	(123)	–	–	(123)
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	(47)	–	(47)
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	23	23
Total other comprehensive income (loss)	–	–	–	–	18	(123)	(47)	23	(129)
Comprehensive income for the year	–	–	–	–	1,360	(123)	(47)	23	1,213

Transactions with shareholders recorded directly in equity:
Dividends declared	–	–	–	–	(988)	–	–	–	(988)
Share class exchange	–	(9)	–	9	–	–	–	–	–
Shares issued on exercise of stock options	–	–	–	1	–	–	–	–	–
Total transactions with shareholders	–	(9)	–	10	(988)	–	–	–	(988)
Balances, December 31, 2015 (note 2(d))	72	112,439	402	402,308	4,474	598	57	33	5,636

The accompanying notes are an integral part of the consolidated financial statements.

104    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

Years ended December 31	Note	2016	2015
			see note 2(d)
Operating activities:
Net income for the year		835	1,342
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	7, 8	2,276	2,277
Program rights amortization	8	71	87
Finance costs	10	761	774
Income tax expense	12	324	477
Stock-based compensation	24	61	55
Post-employment benefits contributions, net of expense	22	(3)	(16)
Net loss on divestitures pertaining to investments		11	–
Loss on wind down of shomi	11	140	–
Impairment of assets and related onerous contract charges	7	484	–
Gain on acquisition of Mobilicity	25	–	(74)
Other		34	82
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		4,994	5,004
Change in non-cash operating working capital items	29	14	(302)
Cash provided by operating activities before income taxes paid and interest paid		5,008	4,702
Income taxes paid		(295)	(184)
Interest paid		(756)	(771)
Cash provided by operating activities		3,957	3,747
Investing activities:
Additions to property, plant and equipment	7	(2,352)	(2,440)
Additions to program rights	8	(46)	(64)
Changes in non-cash working capital related to property, plant and equipment and intangible assets		(103)	(116)
Acquisitions and other strategic transactions, net of cash acquired	8, 17, 25	–	(1,077)
Other		45	(70)
Cash used in investing activities		(2,456)	(3,767)
Financing activities:
Net repayments on short-term borrowings	18	–	(42)
Net (repayment) issuance of long-term debt	29	(538)	754
Net (payment) proceeds on settlement of debt derivatives and forward contracts	29	(45)	129
Transaction costs incurred		(17)	(9)
Dividends paid		(988)	(977)
Other		5	–
Cash used in financing activities		(1,583)	(145)
Change in cash and cash equivalents		(82)	(165)
Cash and cash equivalents, beginning of year		11	176
(Bank advances) cash and cash equivalents, end of year		(71)	11

Cash and cash equivalents are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances. As at December 31, 2015, the balance of cash and cash equivalents was comprised of cash and demand deposits.

The accompanying notes are an integral part of the consolidated financial statements.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

Page	Note		Page	Note
106	Note 1	Nature of the Business	123	Note 16	Financial Risk Management and Financial Instruments
107	Note 2	Significant Accounting Policies
110	Note 3	Capital Risk Management	131	Note 17	Investments
110	Note 4	Segmented Information	132	Note 18	Short-Term Borrowings
112	Note 5	Revenue	132	Note 19	Provisions
113	Note 6	Operating Costs	133	Note 20	Long-Term Debt
114	Note 7	Property, Plant and Equipment	136	Note 21	Other Long-Term Liabilities
116	Note 8	Intangible Assets and Goodwill	136	Note 22	Post-Employment Benefits
120	Note 9	Restructuring, Acquisition and Other	140	Note 23	Shareholders’ Equity
120	Note 10	Finance Costs	140	Note 24	Stock-Based Compensation
120	Note 11	Other Expense (Income)	143	Note 25	Business Combinations
120	Note 12	Income Taxes	144	Note 26	Related Party Transactions
122	Note 13	Earnings Per Share	145	Note 27	Guarantees
122	Note 14	Accounts Receivable	146	Note 28	Commitments and Contingent Liabilities
123	Note 15	Inventories	147	Note 29	Supplemental Cash Flow Information

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in four reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions	Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

On January 1, 2016, Fido Solutions Inc., a subsidiary of RCI, transferred its partnership interest in Rogers Communications Partnership (RCP) to Rogers Cable and Data Centres Inc. (RCDCI), a subsidiary of RCI, leaving RCDCI as the sole partner of RCP, thereby causing RCP to cease to exist. RCDCI became the owner of all the assets and assumed all the liabilities previously held by RCP. Subsequent to the reorganization, RCDCI changed its name to Rogers Communications Canada Inc. (RCCI).

During the year ended December 31, 2016, Wireless, Cable, and Business Solutions were operated by our wholly-owned subsidiary, RCCI (2015 – RCP), and certain other wholly-owned subsidiaries. Media was operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

See note 4 for more information about our reportable operating segments.

STATEMENT OF COMPLIANCE

We prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our Board of Directors authorized these consolidated financial statements for issue on February 9, 2017.

106    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:

•	certain financial instruments as disclosed in note 16, which are measured at fair value;
•	the net deferred pension liability, which is measured as described in note 22; and
•	liabilities for stock-based compensation, which are measured at fair value as disclosed in note 24.

(b) BASIS OF CONSOLIDATION

Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation.

(c) FOREIGN CURRENCY TRANSLATION

We translate amounts denominated in foreign currencies into Canadian dollars as follows:

•	monetary assets and monetary liabilities – at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;
•	non-monetary assets, non-monetary liabilities, and related depreciation and amortization expenses – at the historical exchange rates; and
•	revenue and expenses other than depreciation and amortization – at the average rate for the month in which the transaction was recognized.

(d) CHANGES IN ACCOUNTING POLICIES ADOPTED IN 2016

Change in accounting policy for measurement of deferred income taxes

Following the November 2016 publication of the IFRS Interpretations Committee’s agenda decision addressing the expected manner of recovery of intangible assets with indefinite useful lives for the purposes of measuring deferred tax, we have retrospectively changed our related accounting policy. The IFRS Interpretations Committee observed that in applying International Accounting Standard 12, an entity determines its expected manner of recovery of the carrying amount of the intangible asset with an indefinite useful life, and reflects the tax consequences that follow from that expected manner of recovery. Previously, we measured deferred taxes on temporary differences arising from the portion of indefinite-life intangible assets with no initial associated underlying tax basis using a capital gains tax rate based upon the notion that recovery would result solely from sales of the assets. Consequently, we have adopted an accounting policy to measure deferred taxes on temporary differences arising from indefinite-life intangible assets based upon the tax consequences that follow from the expected manner of recovery of the assets.

The accounting policies set out in these notes to our consolidated financial statements have been applied in preparing the consolidated financial statements as at and for the year ended December 31, 2016 and the comparative information presented in these consolidated financial statements as at and for the year ended December 31, 2015. In preparing our opening and comparative amended Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position, and Consolidated Statements of Changes in Shareholders’ Equity, we have amended certain amounts reported in previously issued financial statements.

Adjustments to the Consolidated Statements of Income for the year ended December 31, 2015

(In millions of dollars, except per share amounts)	Previously reported for the year ended December 31, 2015	Adjustments	Note	Amended for the year ended December 31, 2015
Other (income) expense	(32)	28	11	(4)
Income tax expense	466	11	12	477
Net income	1,381	(39)		1,342

Earnings per share
Basic	$2.68	($0.07)	13	$2.61
Diluted	$2.67	($0.07)	13	$2.60

Adjustments to the Consolidated Statements of Financial Position as at January 1, 2015

(In millions of dollars)	Previously reported as at January 1, 2015	Adjustments	Note	Amended as at January 1, 2015
Goodwill [1]	3,883	14	8	3,897
Total assets [1]	26,522	14		26,536

Deferred tax liabilities	1,769	84	12	1,853
Shareholders’ equity	5,481	(70)		5,411
Total liabilities and shareholders’ equity	26,522	14		26,536

[1]	The adjustment relating to total assets and goodwill was recognized entirely within our Media reportable segment.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Adjustments to the Consolidated Statements of Financial Position as at December 31, 2015

(In millions of dollars)	Previously reported as at December 31, 2015	Adjustments as at January 1, 2015	Adjustments for the year ended December 31, 2015	Note	Amended as at December 31, 2015
Goodwill [1]	3,891	14	–	8	3,905
Total assets [1]	29,175	14	–		29,189

Deferred tax liabilities	1,943	84	39	12	2,066
Shareholders’ equity	5,745	(70)	(39)		5,636
Total liabilities and shareholders’ equity	29,175	14	–		29,189

[1]	The adjustment relating to total assets and goodwill was recognized entirely within our Media reportable segment.

Adoption of amendments to IFRS

We adopted the following IFRS amendments in 2016.

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets that introduced a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. We adopted the amendment prospectively beginning on January 1, 2016.

•

Amendments to IFRS 11, Joint Arrangements requiring business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. We adopted the amendment on a prospective basis for acquisitions on or after January 1, 2016, in accordance with the transitional provisions.

The adoption of these amendments did not have a material effect on our financial statements.

(e) ADDITIONAL SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

When preparing our consolidated financial statements, management makes judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. Our significant accounting policies, estimates, and judgments are identified in this note. Furthermore, the following information is disclosed throughout the notes as identified in the table below:

•	information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;
•	information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and
•	information on our significant accounting policies.

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments
4	Reportable Segments	110	X		X
5	Revenue Recognition	112	X
7	Property, Plant and Equipment	114	X	X	X
8	Intangible Assets and Goodwill	116	X	X	X
12	Income Taxes	120	X		X
13	Earnings Per Share	122	X
14	Accounts Receivable	122	X
15	Inventories	123	X
16	Financial Instruments	123	X	X	X
17	Investments	131	X
19	Provisions	132	X	X
22	Post-Employment Benefits	136	X	X
24	Stock-Based Compensation	140	X	X
25	Business Combinations	143	X	X
28	Commitments and Contingent Liabilities	146	X		X

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(f) RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standards that will become effective in a future year and will or could have an impact on our consolidated financial statements in future periods:

•

IFRS 15, Revenue from Contracts with Customers (IFRS 15) – IFRS 15 will supersede all existing standards and interpretations in IFRS relating to revenue, including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	identify the contract with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price;
4.	allocate the transaction price to the performance obligations in the contract; and
5.	recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

We expect the application of this new standard will have significant impacts on our reported results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue will be affected because IFRS 15 requires the estimation of total consideration over the contract term at contract inception and allocation of consideration to all performance obligations in the contract based on their relative stand-alone selling prices. We anticipate this will most significantly affect our Wireless arrangements that bundle equipment and service together into monthly service fees, which will result in an increase to equipment revenue recognized at contract inception and a decrease to service revenue recognized over the course of the contracts.

The treatment of costs incurred in acquiring customer contracts will be impacted as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into operating expenses over time. Currently, such costs are expensed as incurred.

In addition, certain new assets and liabilities will be recognized on our Consolidated Statements of Financial Position. Specifically, a contract asset or contract liability will be recognized to account for any timing differences between the revenue recognized and the amounts billed to the customer.

We believe significant judgments will need to be made when defining the enforceable rights and obligations of a contract, in determining whether a promise to deliver goods or services is considered distinct, and to determine when the customer obtains control of the distinct good or service.

The standard is effective for annual periods beginning on or after January 1, 2018. We are required to retrospectively apply IFRS 15 to all contracts that are not complete on the date of initial application. We intend to make a policy choice to restate each prior period presented and recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity at the beginning of the earliest period presented, subject to certain practical expedients we anticipate we will adopt.

We have a team dedicated to ensuring our compliance with IFRS 15. This team has also been responsible for determining system requirements, ensuring our data collection is appropriate, and communicating the upcoming changes with various stakeholders. In addition, this team is assisting in the development of new internal controls that will help ensure the system runs as intended and the related results are accurate.

We are implementing a new revenue recognition system to enable us to comply with the requirements of IFRS 15 on a contract-by-contract basis, including appropriately allocating revenue between different performance obligations within individual contracts for certain revenue streams. We expect to begin a parallel run under both IAS 18 and IFRS 15 using this system in 2017. We will have detailed data validation processes that will continue throughout the course of 2017. As a result, we are continuing to assess the impact of this standard on our consolidated financial statements and it is not yet possible to make a reliable estimate of its impact. We expect to disclose the estimated financial effects of the adoption of IFRS 15 in our 2017 consolidated financial statements.

•

IFRS 9, Financial Instruments (IFRS 9) – In July 2014, the IASB issued the final publication of the IFRS 9 standard, which will supersede IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and the new hedge accounting guidance. Under IFRS 9, financial assets will be classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The new hedge accounting standard will align hedge accounting more closely with risk management. IFRS 9 does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are assessing the impact of this standard on our consolidated financial statements.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

IFRS 16, Leases (IFRS 16) – In January 2016, the IASB issued the final publication of the IFRS 16 standard, which will supersede the current IAS 17, Leases (IAS 17) standard. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17.

The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, but only if the entity is also applying IFRS 15. We have the option to either:

•	apply IFRS 16 with full retrospective effect; or
•	recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application.

We are assessing the impact of this standard on our consolidated financial statements; however, we believe that the result will be a significant increase to assets and liabilities, as we will be required to record a right-of-use asset and a corresponding lease liability on our Consolidated Statements of Financial Position, as well as a decrease to operating costs, an increase to finance costs (due to accretion of the lease liability) and an increase to depreciation and amortization (due to amortization of the right-of-use asset).

NOTE 3: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient liquidity to meet all of our commitments and to execute our business plan. We define capital that we manage as shareholders’ equity and indebtedness (including current portion of our long-term debt, long-term debt, and short-term borrowings).

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from our Board of Directors, issue or repay debt and/or short-term borrowings, issue shares, repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board of Directors reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

We monitor debt leverage ratios as part of the management of liquidity and shareholders’ return to sustain future development of the business, conduct valuation-related analyses, and make decisions about capital.

The wholly-owned subsidiary through which our Rogers Platinum MasterCard and Fido MasterCard programs are operated is regulated by the Office of the Superintendent of Financial Institutions, which requires that a minimum level of regulatory capital be maintained. Rogers’ subsidiary was in compliance with that requirement as at December 31, 2016 and 2015. The capital requirements are not material to the Company as at December 31, 2016 or December 31, 2015.

With the exception of the Rogers Platinum MasterCard and the Fido MasterCard programs and the subsidiary through which they are operated, we are not subject to externally imposed capital requirements. Our overall strategy for capital risk management has not changed since December 31, 2015.

NOTE 4: SEGMENTED INFORMATION

ACCOUNTING POLICY

Reportable segments

We determine our reportable segments based on, among other things, how our chief operating decision makers, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. They review adjusted operating profit as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. Adjusted operating profit is defined as income before stock-based compensation, depreciation and amortization, restructuring, acquisition and other, finance costs, impairment of assets and related onerous contract charges, other expense (income), and income tax expense.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

USE OF ESTIMATES AND JUDGMENT

JUDGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

EXPLANATORY INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions, and Media (see note 1). All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

110    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

INFORMATION BY SEGMENT

Year ended December 31, 2016 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
Revenue	5	7,916	3,449	384	2,146	(193)	13,702
Operating costs [1]		4,631	1,775	261	1,977	(34)	8,610
Adjusted operating profit		3,285	1,674	123	169	(159)	5,092

Stock-based compensation [1]	24						61
Depreciation and amortization	7, 8						2,276
Impairment of assets and related onerous contract charges	7						484
Restructuring, acquisition and other	9						160
Finance costs	10						761
Other expense	11						191
Income before income tax expense							1,159
Additions to property, plant and equipment		702	1,085	146	62	357	2,352
Goodwill		1,160	1,379	429	937	–	3,905
Total assets		14,074	5,288	1,219	2,474	5,287	28,342

[1]	Included in Operating costs on the Consolidated Statements of Income.

Year ended December 31, 2015 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
Revenue	5	7,651	3,465	377	2,079	(158)	13,414
Operating costs [1]		4,412	1,807	261	1,907	(5)	8,382
Adjusted operating profit		3,239	1,658	116	172	(153)	5,032

Stock-based compensation [1]	24						55
Depreciation and amortization	7, 8						2,277
Restructuring, acquisition and other	9						111
Finance costs	10						774
Other income [2]	11						(4)
Income before income tax expense [2]							1,819
Additions to property, plant and equipment		866	1,030	187	60	297	2,440
Goodwill [2]		1,160	1,379	429	937	–	3,905
Total assets [2]		14,543	6,007	1,338	2,579	4,722	29,189

[1]	Included in Operating costs on the Consolidated Statements of Income.
[2]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See note 2(d).

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: REVENUE

ACCOUNTING POLICY

Revenue recognition

We recognize revenue when we can estimate its amount, have delivered on our obligations within the revenue-generating arrangements, and are reasonably assured that we can collect it. Revenue is recognized net of discounts.

Source of revenue	How we recognize revenue
Monthly subscriber fees for: • wireless airtime and data services; • cable, telephony, and Internet services; • network services; • media subscriptions; and • rental of equipment	• As the service is provided
Revenue from roaming, long distance, pay per use, and other optional or non-subscription services and other sales of products	• As the service is provided or product is delivered
Revenue from the sale of wireless and cable equipment	• When the equipment is delivered and accepted by the independent dealer or subscriber in a direct sales channel

Equipment subsidies related to providing equipment to new and existing subscribers	• Equipment subsidies are recognized as a reduction of equipment revenue when the equipment is activated
Activation fees charged to subscribers in Wireless	• As part of equipment revenue upon activation of the equipment • These fees do not meet the criteria as a separate unit of accounting
Advertising revenue	• When the advertising airs on our radio or television stations, is featured in our publications, or displayed on our digital properties
Monthly subscription revenue received by television stations for subscriptions from cable and satellite providers	• When the services are delivered to cable and satellite providers’ subscribers
Toronto Blue Jays revenue from home game admission and concessions	• When the related games are played during the baseball season and when goods are sold
Toronto Blue Jays revenue from the Major League Baseball Revenue Sharing Agreement which redistributes funds between member clubs based on each club’s relative revenue	• When the amount can be determined
Revenue from Toronto Blue Jays, radio, and television broadcast agreements	• At the time the related games are aired
Revenue from sublicensing of program rights	• Over the course of the applicable season
Awards granted to customers through customer loyalty programs, which are considered a separately identifiable component of the sales transactions

•   Estimate the portion of the original sale to allocate to the award credit based on the fair value of the future goods and services that can be obtained when the credit is redeemed

•   Defer the allocated amount as unearned revenue until the awards are redeemed by the customer and we provide the goods or services

•   Recognize revenue based on the redemption of award credits relative to the award credits that we expect to be redeemed

Interest income on credit card receivables	• As it is earned (i.e. upon the passage of time) using the effective interest method

112    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

Multiple deliverable arrangements

We offer some products and services as part of multiple deliverable arrangements. We recognize these as follows:

•

divide the products and services into separate units of accounting, as long as the delivered elements have stand-alone value to customers and we can determine the fair value of any undelivered elements objectively and reliably; then

•

measure and allocate the arrangement consideration among the accounting units based on their relative fair values and recognize revenue related to each unit when the relevant criteria are met for each unit individually; however

•

when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to the delivered item is limited to the non-contingent amount, as applicable.

Unearned revenue

We recognize payments we receive in advance of providing goods and services as unearned revenue. Advance payments include subscriber deposits, cable installation fees, ticket deposits related to Toronto Blue Jays ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars)	2016	2015
Wireless:
Service revenue	7,258	6,902
Equipment sales	658	749
Total Wireless	7,916	7,651
Cable:
Internet	1,495	1,343
Television	1,562	1,669
Phone	386	445
Service revenue	3,443	3,457
Equipment sales	6	8
Total Cable	3,449	3,465
Business Solutions:
Next generation	307	288
Legacy	71	85
Service revenue	378	373
Equipment sales	6	4
Total Business Solutions	384	377
Media:
Advertising	870	866
Subscription	474	440
Retail	325	308
Other	477	465
Total Media	2,146	2,079
Corporate items and intercompany eliminations	(193)	(158)
Total revenue	13,702	13,414

NOTE 6: OPERATING COSTS

	Years ended December 31
(In millions of dollars)	2016	2015
Cost of equipment sales and direct sales channel subsidies	1,954	1,849
Merchandise for resale	209	202
Other external purchases	4,435	4,411
Employee salaries and benefits and stock-based compensation	2,073	1,975
Total operating costs	8,671	8,437

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY

Recognition and measurement, including depreciation

We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

•	the cost of materials and direct labour;
•	costs directly associated with bringing the assets to a working condition for their intended use;
•	expected costs of decommissioning the items and restoring the sites on which they are located (see note 19); and
•	borrowing costs on qualifying assets.

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	5 to 40 years
Cable and wireless network	Straight-line	3 to 30 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

We recognize all costs related to subscriber acquisition and retention in net income as incurred, except connection and installation costs that relate to the cable network, which are capitalized and depreciated over the expected life of the Cable customer.

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item’s carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once the assets to which they relate are available for use. We expense research expenditures, maintenance costs, and training costs as incurred.

Impairment testing

We test non-financial assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. The asset is impaired if the recoverable amount is less than the carrying amount. If we cannot estimate the recoverable amount of an individual asset because it does not generate independent cash inflows, we test the entire cash generating unit (CGU) for impairment.

A CGU is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets.

Recognition and measurement of an impairment charge

An item of property, plant and equipment, an intangible asset, or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:

•	fair value less costs to sell; and
•	value in use.

If our estimate of the asset’s or CGU’s recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recognized impairment loss if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset’s or CGU’s carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount if we had not recognized an impairment loss in previous years.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and review residual values, depreciation rates, and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

Furthermore, we use estimates in determining the recoverable amount of property, plant and equipment. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;
•	terminal growth rates; and
•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows

114    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU’s industry. Our discount rates consider market rates of return, debt to equity ratios and certain risk premiums, among other things. The terminal value is the value attributed to the CGU’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•

Analyzing discounted cash flows – we estimate the discounted future cash flows for periods of five to ten years, depending on the CGU, and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates.
•	Using a market approach – we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

JUDGMENTS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

EXPLANATORY INFORMATION

(In millions of dollars)	December 31, 2016			December 31, 2015			December 31, 2014
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Land and buildings	1,062	(375)	687	998	(347)	651	942	(319)	623
Cable and wireless networks	20,108	(13,035)	7,073	20,900	(13,579)	7,321	19,588	(12,387)	7,201
Computer equipment and software	4,296	(2,424)	1,872	5,294	(3,421)	1,873	4,960	(3,353)	1,607
Customer premise equipment	1,560	(1,156)	404	1,658	(1,197)	461	1,543	(988)	555
Leasehold improvements	457	(193)	264	423	(175)	248	383	(151)	232
Equipment and vehicles	1,169	(720)	449	1,311	(868)	443	1,236	(799)	437
Total property, plant and equipment	28,652	(17,903)	10,749	30,584	(19,587)	10,997	28,652	(17,997)	10,655

The tables below summarize the changes in the net carrying amounts of property, plant and equipment during 2016 and 2015.

(In millions of dollars)	December 31, 2015					December 31, 2016
	Net carrying amount	Additions	Depreciation	Impairment	Other [1]	Net carrying amount
Land and buildings	651	64	(28)	–	–	687
Cable and wireless networks	7,321	1,173	(1,216)	(205)	–	7,073
Computer equipment and software	1,873	732	(522)	(207)	(4)	1,872
Customer premise equipment	461	240	(296)	–	(1)	404
Leasehold improvements	248	46	(30)	–	–	264
Equipment and vehicles	443	97	(91)	–	–	449
Total property, plant and equipment	10,997	2,352	(2,183)	(412)	(5)	10,749

[1]	Includes disposals, reclassifications, and other adjustments.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of dollars)	December 31, 2014					December 31, 2015
	Net carrying amount	Additions	Acquisitions from business combinations	Depreciation	Other [1]	Net carrying amount
Land and buildings	623	57	–	(29)	–	651
Cable and wireless network	7,201	1,322	15	(1,217)	–	7,321
Computer equipment and software	1,607	691	1	(426)	–	1,873
Customer premise equipment	555	245	–	(339)	–	461
Leasehold improvements	232	37	1	(25)	3	248
Equipment and vehicles	437	88	–	(81)	(1)	443
Total property, plant and equipment	10,655	2,440	17	(2,117)	2	10,997

[1]	Includes disposals, reclassifications, and other adjustments.

Property, plant and equipment not yet in service and therefore not depreciated as at December 31, 2016 was $949 million (2015 – $1,017 million). During 2016, capitalized interest pertaining to property, plant and equipment was recognized at a weighted average rate of approximately 3.9% (2015 – 4.0%).

In 2016, we performed an analysis to identify fully depreciated assets that had been disposed of. This resulted in an adjustment to cost and accumulated depreciation of $3,557 million. The disposals had nil impact on the Consolidated Statements of Income.

IMPAIRMENT OF ASSETS AND RELATED ONEROUS CONTRACT CHARGES

During the year ended December 31, 2016, we recorded a total charge of $484 million for asset impairment and onerous contracts related to our Internet Protocol television (IPTV) product.

(In millions of dollars)	Year ended December 31, 2016
Impairment of property, plant and equipment	412
Onerous contracts and other	72
Total impairment of assets and related onerous contract charges	484

The $484 million charge relates to a change in strategic direction such that we have discontinued the internal development of our IPTV product. We have determined there is no significant salvage value for any of the assets that were impaired as determined based upon fair value less costs of disposal. The onerous contracts charges primarily represent the remaining contractual liabilities for the development of our IPTV product and were recognized in accounts payable and accrued liabilities. All related charges impacted our Cable segment.

During the year ended December 31, 2015, we did not record an impairment charge.

NOTE 8: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY

RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION

We measure intangible assets upon initial recognition at cost unless they are acquired through a business combination, in which case they are measured upon initial recognition at fair value. We begin recognizing amortization for intangible assets with finite useful lives when the asset is ready for its intended use. Upon commencement of amortization, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately-acquired intangible asset comprises:

•	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and
•	any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives

We do not amortize intangible assets with indefinite lives, including spectrum licences, broadcast licences, and certain brand names.

Finite useful lives

We amortize intangible assets with finite useful lives into depreciation and amortization on the Consolidated Statements of Income, except programming rights which are amortized into operating costs on the Consolidated Statements of Income, on a straight-line basis over their estimated useful lives as noted in the table below. We monitor and review the useful lives, residual values, and amortization methods at least once a year and change them if they are different from our previous estimates. We recognize the effects of changes in estimates in net income prospectively.

Intangible asset	Estimated useful life
Customer relationships	3 to 10 years
Roaming agreements	12 years

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Acquired program rights

Program rights are contractual rights we acquire from third parties to broadcast programs, including rights to broadcast live sporting events. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize program rights on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in operating costs on the Consolidated Statements of Income over the expected exhibition period. If programs are not scheduled, we consider the related program rights to be impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

The costs for multi-year sports and television broadcast rights agreements are recognized in operating expenses during the applicable seasons based on the pattern in which the rights are aired or are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years’ rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in other current assets – prepaid expenses on our Consolidated Statements of Financial Position as the rights will be consumed within the next twelve months.

Goodwill

We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING

We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment once per year as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire CGU for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies of the business combination from which the goodwill arose.

Recognition and measurement of an impairment charge

An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:

•	fair value less costs to sell; and
•	value in use.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset’s or CGU’s carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount if we had not recognized an impairment loss in previous years.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We use estimates in determining the recoverable amount of intangible assets and goodwill. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;
•	terminal growth rates; and
•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU’s industry. Our discount rates consider market rates of return, debt to equity ratios and certain risk premiums, among other things. The terminal value is the value attributed to the CGU’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•

Analyzing discounted cash flows – we estimate the discounted future cash flows for periods of five to ten years, depending on the CGU, and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates.

•	Using a market approach – we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

If our estimate of the asset’s or CGU’s recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUDGMENTS

We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate our spectrum and broadcast licences as assets with indefinite useful lives since we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period that these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate.

After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing.

EXPLANATORY INFORMATION

(In millions of dollars)	December 31, 2016				December 31, 2015				December 31, 2014
	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount
Indefinite-life intangible assets:
Spectrum licences	6,416	–	–	6,416	6,416	–	–	6,416	5,576	–	–	5,576
Broadcast licences	329	–	(99)	230	324	–	(99)	225	324	–	(99)	225
Brand names	420	(270)	(14)	136	420	(270)	(14)	136	420	(255)	(14)	151

Finite-life intangible assets:
Customer relationships	1,609	(1,470)	–	139	1,609	(1,414)	–	195	1,620	(1,339)	–	281
Roaming agreements	524	(524)	–	–	523	(488)	–	35	523	(444)	–	79
Marketing agreements	10	(10)	–	–	10	(10)	–	–	10	(10)	–	–
Acquired program rights	289	(75)	(5)	209	332	(91)	(5)	236	343	(62)	(5)	276
Total intangible assets	9,597	(2,349)	(118)	7,130	9,634	(2,273)	(118)	7,243	8,816	(2,110)	(118)	6,588
Goodwill [1]	4,126	–	(221)	3,905	4,126	–	(221)	3,905	4,118	–	(221)	3,897
Total intangible assets and goodwill	13,723	(2,349)	(339)	11,035	13,760	(2,273)	(339)	11,148	12,934	(2,110)	(339)	10,485

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See note 2(d).

The tables below summarize the changes in the net carrying amounts of intangible assets and goodwill in 2016 and 2015.

(In millions of dollars)	December 31, 2015		December 31, 2016
	Net carrying amount [1]	Net additions	Amortization [2]	Other [3]	Net carrying amount
Spectrum licences	6,416	–	–	–	6,416
Broadcast licences	225	–	–	5	230
Brand names	136	–	–	–	136
Customer relationships	195	–	(58)	2	139
Roaming agreements	35	–	(35)	–	–
	7,007	–	(93)	7	6,921
Acquired program rights	236	46	(71)	(2)	209
Total intangible assets	7,243	46	(164)	5	7,130
Goodwill [1]	3,905	–	–	–	3,905
Total intangible assets and goodwill	11,148	46	(164)	5	11,035

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See note 2(d).
[2]

Of the $164 million of total amortization, $71 million related to acquired program rights is included in Other external purchases in Operating costs (see note 6), and $93 million in depreciation and amortization on the Consolidated Statements of Income.

[3]	Includes disposals, write-downs, reclassifications, and other adjustments.

In 2016, there were no acquisitions from business combinations.

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(In millions of dollars)	December 31, 2014			December 31, 2015
	Net carrying amount [1]	Acquisitions from business combinations	Net additions	Amortization [2]	Other [3]	Net carrying amount [3]
Spectrum licences	5,576	458	381	–	1	6,416
Broadcast licences	225	–	–	–	–	225
Brand names	151	–	–	(15)	–	136
Customer relationships	281	19	–	(101)	(4)	195
Roaming agreements	79	–	–	(44)	–	35
	6,312	477	381	(160)	(3)	7,007
Acquired program rights	276	–	64	(87)	(17)	236
Total intangible assets	6,588	477	445	(247)	(20)	7,243
Goodwill [1]	3,897	8	–	–	–	3,905
Total intangible assets and goodwill	10,485	485	445	(247)	(20)	11,148

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See note 2(d).
[2]

Of the $247 million of total amortization, $87 million related to acquired program rights is included in Other external purchases in Operating costs (see note 6), and $160 million in depreciation and amortization on the Consolidated Statements of Income.

[3]	Includes disposals, write-downs, reclassifications, and other adjustments including a write-off of certain programming rights following a reorganization of the OMNI television stations (see note 9).

CHANGE IN ACCOUNTING ESTIMATE

Effective January 1, 2016, we made a change in accounting estimates relating to the useful lives of certain brand name assets. We determined that these assets have an indefinite useful life as we believe the brands are core to our long-term going concern. As a result of this change in estimate, we ceased recording amortization on these assets effective January 1, 2016 on a prospective basis.

2015 SPECTRUM LICENCE ACQUISITIONS

2500 MHz spectrum licence auction

We participated in the 2500 MHz spectrum licence auction in Canada during 2015. We were awarded 41 spectrum licences consisting of 20 MHz blocks of contiguous, paired spectrum in major geographic markets in Canada. Upon acquisition, we recognized the spectrum licences as intangible assets of $27 million, which included $3 million of directly attributable costs.

Shaw spectrum licences

We obtained 20 MHz of contiguous, paired AWS-1 spectrum licences from Shaw Communications Inc. (Shaw) after exercising a previously acquired option and paying the final $100 million installment ($250 million was previously paid in 2013). Upon acquisition, we recognized the spectrum licences as intangible assets of $352 million, which included $2 million of directly attributable costs. Subsequent to exercising the option, certain non-contiguous spectrum licences acquired from Shaw were transferred to WIND Mobile Corp. (WIND) for nominal cash proceeds.

Data & Audio-Visual Enterprises Wireless Inc. (Mobilicity) spectrum licences

We obtained $458 million of AWS-1 spectrum licences through our acquisition of Mobilicity as described in note 25, and recognized the licences of $458 million as intangible assets upon acquisition.

ANNUAL IMPAIRMENT TESTING

For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, correspond to our operating segments as disclosed in note 4.

The table below is an overview of the methods and key assumptions we used in 2016 to determine recoverable amounts for CGUs or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)
	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)
Wireless	1,160	6,549	Value in use	5	0.5	7.9
Cable	1,379	–	Value in use	5	1.0	7.6
Media	937	233	Fair value less cost to sell	5	2.0	9.2

Our fair value measurement for Media is classified as Level 3 in the fair value hierarchy.

We did not recognize an impairment charge related to our goodwill or intangible assets in 2016 or 2015 because the recoverable amounts of the CGUs exceeded their carrying values.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: RESTRUCTURING, ACQUISITION AND OTHER

During the year ended December 31, 2016, we incurred $160 million (2015 – $111 million) in restructuring, acquisition and other expenses. These expenses in 2016 primarily consisted of severance costs associated with the targeted restructuring of our employee base and costs related to the wind down of and changes to certain businesses. In 2015, these expenses were incurred primarily as a result of the targeted restructuring of our employee base, a reorganization of our OMNI television stations, the acquisition of Mobilicity, and the purchase of our interest in Glentel.

NOTE 10: FINANCE COSTS

	Years ended December 31
(In millions of dollars)	Note	2016	2015
Interest on borrowings		758	761
Interest on post-employment benefits liability	22	9	11
Loss on repayment of long-term debt	16	–	7
Loss on foreign exchange	20	13	11
Change in fair value of derivative instruments		(16)	3
Capitalized interest		(18)	(29)
Other		15	10
Total finance costs		761	774

NOTE 11: OTHER EXPENSE (INCOME)

	Years ended December 31
(In millions of dollars)	Note	2016	2015 see note 2(d)
Losses from associates and joint ventures	17	216	99
Gain on acquisition of Mobilicity [1]	25	–	(74)
Net loss on divestitures pertaining to investments		11	–
Other investment income		(36)	(29)
Total other expense (income)		191	(4)

[1]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See note 2(d).

In 2016, we announced the decision to wind down our shomi joint venture. As a result of this decision, we recognized a net loss of $140 million, which is recorded in losses from associates and joint ventures, associated with the writedown of the investment and the estimated cost of our share of the remaining contractual obligations of shomi (most significantly video content costs). See note 19 for more information about the provision related to our share of the remaining contractual obligations based on our best estimate of the expected future costs.

A $72 million loss related to our share of the change in the fair value of an obligation relating to one of our joint ventures has been recognized in losses from associates and joint ventures for the year ended December 31, 2015.

NOTE 12: INCOME TAXES

ACCOUNTING POLICY

Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position

and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:

•	the same taxable entity; or
•	different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

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CHANGE IN ACCOUNTING POLICY

In November 2016, the IFRS Interpretation Committee issued clarifications to IAS 12 that provide guidance on the expected application of tax rates related to the recovery of an indefinite-life intangible asset for the purposes of measuring deferred tax. We have retrospectively changed our related accounting policy (see note 2d).

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We make significant judgments in interpreting tax rules and regulations when we calculate income tax expense. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars)	2016	2015 see note 2(d)
Current tax expense:
Total current tax expense	386	234
Deferred tax (recovery) expense:
(Reversal) origination of temporary differences	(65)	237
Revaluation of deferred tax balances due to legislative changes	3	6
Total deferred tax (recovery) expense	(62)	243
Total income tax expense	324	477

The table below shows the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the income tax expense for the year.

	Years ended December 31
(In millions of dollars, except rates)	2016	2015 see note 2(d)
Statutory income tax rate	26.6%	26.5%
Income before income tax expense	1,159	1,819
Computed income tax expense	308	482
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	5	5
Non-deductible portion of equity losses	18	11
Income tax adjustment, legislative tax change	3	6
Non-taxable gain on acquisition	–	(20)
Non-taxable portion of capital gain	(7)	–
Other	(3)	(7)
Total income tax expense	324	477
Effective income tax rate	28.0%	26.2%

DEFERRED TAX ASSETS AND LIABILITIES

	As at December 31
(In millions of dollars)	2016	2015 see note 2(d)
Deferred tax assets	8	9
Deferred tax liabilities	(1,917)	(2,066)
Net deferred tax liability	(1,909)	(2,057)

The table below summarizes the movement of net deferred tax assets and liabilities during 2016 and 2015.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Stub period income and partnership reserve	Investments	Non-capital loss carryforwards	Other	Total
January 1, 2016	(921)	(844)	(178)	(61)	32	(85)	(2,057)
(Expense) recovery in net income	(26)	(109)	178	7	(8)	20	62
(Expense) recovery in other comprehensive income	–	–	–	(7)	–	93	86
December 31, 2016	(947)	(953)	–	(61)	24	28	(1,909)

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Stub period income and partnership reserve	Investments	Non-capital loss carryforwards	Other	Total
January 1, 2015 (see note 2(d))	(889)	(632)	(313)	(80)	54	16	(1,844)
(Expense) recovery in net income	(32)	(116)	135	–	(197)	(33)	(243)
(Expense) recovery in other comprehensive income	–	–	–	19	–	(70)	(51)
Acquisitions	–	(96)	–	–	175	2	81
December 31, 2015 (see note 2(d))	(921)	(844)	(178)	(61)	32	(85)	(2,057)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We have not recognized deferred tax assets for the following items:

	As at December 31
(In millions of dollars)	2016	2015
Capital losses in Canada that can be applied against future capital gains	1	31
Tax losses in foreign jurisdictions that expire between 2023 and 2035	36	34
Deductible temporary differences in foreign jurisdictions	14	49
Total unrecognized temporary differences	51	114

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for temporary differences because we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these taxable temporary differences are not expected to result in any significant tax implications.

NOTE 13: EARNINGS PER SHARE

ACCOUNTING POLICY

We calculate basic earnings per share by dividing the net income or loss attributable to our Class A and Class B shareholders by the weighted average number of Class A and Class B shares outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B shareholders and the weighted average number of Class A and Class B shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of the Company, they are considered potentially dilutive and are included in the calculation of the Company’s diluted net earnings per share if they have a dilutive impact in the period.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars, except per share amounts)	2016	2015 see note 2(d)
Numerator (basic) – Net income for the year	835	1,342
Denominator – Number of shares (in millions):
Weighted average number of shares outstanding – basic	515	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	2	2
Weighted average number of shares outstanding – diluted	517	517

Earnings per share:
Basic	$1.62	$2.61
Diluted	$1.62	$2.60

For the twelve months ended December 31, 2016, there were nil options out of the money (2015 – 1,107,344). These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 14: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY

We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value, and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The excess is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2016	2015
Customer accounts receivable	1,455	1,329
Other accounts receivable	553	549
Allowance for doubtful accounts	(59)	(86)
Total accounts receivable	1,949	1,792

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NOTE 15: INVENTORIES

ACCOUNTING POLICY

We measure inventories, including handsets and merchandise for resale, at the lower of cost (determined on a first-in, first-out basis) and net realizable value. We will reverse a previous write down to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2016	2015
Wireless handsets and accessories	236	238
Other finished goods and merchandise	79	80
Total inventories	315	318

Cost of equipment sales and merchandise for resale includes $2,088 million (2015 – $1,966 million) of inventory costs.

NOTE 16: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY

Recognition

We initially recognize cash and cash equivalents, accounts receivable, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

Classification and measurement

We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We initially measure all financial instruments at fair value plus, in the case of our financial instruments not classified as fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments. The classifications and methods of measurement subsequent to initial recognition of our financial assets and financial liabilities are as follows:

Financial instrument	Categorization	Measurement method
Financial assets
Cash and cash equivalents	Loans and receivable	Amortized cost
Accounts receivable	Loans and receivable	Amortized cost
Investments, available-for-sale	Available-for-sale [1]	Fair value

Financial liabilities
Bank advances	Other financial liabilities	Amortized cost
Short-term borrowings	Other financial liabilities [2]	Amortized cost
Accounts payable	Other financial liabilities	Amortized cost
Accrued liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities [2]	Amortized cost

Derivatives [3]
Debt derivatives	Held-for-trading [4]	Fair value
Bond forwards	Held-for-trading [4]	Fair value
Expenditure derivatives	Held-for-trading [4]	Fair value
Equity derivatives	Held-for-trading [5]	Fair value

[1]

Subsequently measured at fair value with changes recognized in other comprehensive income. The net change subsequent to initial recognition, in the case of investments, is reclassified into net income upon disposal of the investment or when the investment becomes impaired.

[2]	Subsequently measured at amortized cost using the effective interest method.
[3]	The derivatives can be in an asset or liability position at a point in time historically or in the future.
[4]	For derivatives designated as cash flow hedges for accounting purposes, the ineffective portion of the hedge is recognized immediately into net income.
[5]	Subsequent changes are offset against stock-based compensation expense or recovery in operating costs.

Offsetting financial assets and financial liabilities

We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative instruments

We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives	• Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated long-term debt	• Cross-currency interest rate exchange agreements • Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	• Impact of fluctuations in market interest rates on forecasted interest payments for expected long-term debt	• Forward interest rate agreements
Expenditure derivatives	• Impact of fluctuations in foreign exchange rates on forecasted US dollar-denominated expenditures	• Forward foreign exchange agreements
Equity derivatives	• Impact of fluctuations in share price on stock-based compensation expense	• Total return swap agreements

We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts in order to identify embedded derivatives requiring separation from the host contracts and account for these embedded derivatives as separate derivatives when we first become a party to a contract.

Hedging reserve

The hedging reserve represents the accumulated change in fair value of the derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs

We defer transaction costs associated with issuing long-term debt and direct costs we pay to lenders to obtain revolving credit facilities and amortize them using the effective interest method over the life of the related instrument.

Available-for-sale financial assets reserve

The available-for-sale financial assets reserve represents the accumulated change in fair value of the available-for-sale investments, less accumulated impairment losses related to the investments and accumulated amounts reclassified into net income upon disposal of investments.

Impairment testing

We consider a financial asset to be impaired if there is objective evidence that one or more events have had a negative effect on its estimated future cash flows and the effect can be reliably estimated. Financial assets that are significant in value are tested for impairment individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:

•

loans and receivables – we measure an impairment loss for loans and receivables as the excess of the carrying amount of the asset over the present value of future cash flows we expect to derive from it, if any. The difference is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

•

available-for-sale financial assets – we measure an impairment loss of available-for-sale financial assets as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is reclassified from the available-for-sale reserve in equity to net income.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments’ discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

JUDGMENTS

We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecasted transactions designated as hedged items in hedging relationships will materialize as forecasted, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

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EXPLANATORY INFORMATION

We are exposed to credit risk, liquidity risk, and market risk. Our primary risk management objective is to protect our income, cash flows, and ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. The table below shows our risk exposure by financial instrument.

Financial instrument	Financial Risks
Financial assets
Cash and cash equivalents	Credit and foreign exchange
Accounts receivable	Credit and foreign exchange
Investments, available-for-sale	Market

Financial liabilities
Bank advances	Liquidity
Short-term borrowings	Liquidity and interest
Accounts payable	Liquidity
Accrued liabilities	Liquidity
Long-term debt	Liquidity, foreign exchange, and interest

Derivatives [1]
Debt derivatives	Credit, liquidity, and foreign exchange
Bond forwards	Credit, liquidity, and interest
Expenditure derivatives	Credit, liquidity, and foreign exchange
Equity derivatives	Credit, liquidity, and market

[1]	Derivatives can be in an asset or liability position at a point in time historically or in the future.

CREDIT RISK

Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our accounts receivable and to our debt and expenditure derivatives. Our broad customer base limits the concentration of this risk. Our accounts receivable on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts, which management estimates based on prior experience and an assessment of the current economic environment. We believe that our allowance for doubtful accounts sufficiently reflects the related credit risk associated with our accounts receivable. As at December 31, 2016, $541 million (2015 – $461 million) of gross accounts receivable are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

The table below provides an aging of our customer accounts receivable.

	As at December 31
(In millions of dollars)	2016	2015
Customer accounts receivables (net of allowance for doubtful accounts)
Less than 30 days past billing date	849	759
30-60 days past billing date	298	305
61-90 days past billing date	134	113
Greater than 90 days past billing date	115	66
Total	1,396	1,243

The activity related to our allowance for doubtful accounts is as follows:

	Years ended December 31
(In millions of dollars)	2016	2015
Balance, beginning of year	86	98
Allowance for doubtful accounts expense	54	66
Net use	(81)	(78)
Balance, end of year	59	86

We use various controls and processes, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that our current credit loss experience will continue.

Credit risk related to our debt derivatives, bond forwards, expenditure derivatives, and equity derivatives arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default, and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a Standard & Poor’s rating (or the equivalent) ranging from A+ to AA-.

LIQUIDITY RISK

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 3). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tables below set out the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2016 and 2015.

December 31, 2016 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Bank advances	71	71	71	–	–	–
Short-term borrowings	800	800	800	–	–	–
Accounts payable and accrued liabilities	2,783	2,783	2,783	–	–	–
Long-term debt	16,080	16,197	750	3,081	2,350	10,016
Other long-term financial liabilities	18	18	–	12	3	3
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	–	(1,708)	(1,240)	(468)	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	1,732	1,249	483	–	–
Equity derivative instruments	–	8	8	–	–	–
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	–	7,417	–	1,435	–	5,982
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(8,996)	–	(1,880)	–	(7,116)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	–	201	201	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(201)	(201)	–	–	–
Bond forwards	–	(51)	–	(51)	–	–
Net carrying amount of derivatives (asset)	(1,659)
	18,093	18,271	4,421	2,612	2,353	8,885

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2015 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	800	800	800	–	–	–
Accounts payable and accrued liabilities	2,708	2,708	2,708	–	–	–
Long-term debt	16,870	16,981	1,000	3,188	1,800	10,993
Other long-term financial liabilities	28	28	–	19	5	4
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	–	1,415	1,025	390	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(1,578)	(1,163)	(415)	–	–
Equity derivative instruments	–	15	15	–	–	–
Debt derivative instruments:
Cash outflow (Canadian dollar)	–	6,746	–	1,435	–	5,311
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(8,581)	–	(1,938)	–	(6,643)
Bond forwards:
Cash outflow	–	91	–	91	–	–
Cash inflow	–	–	–	–	–	–
Net carrying amount of derivatives (asset)	(2,080)
	18,326	18,625	4,385	2,770	1,805	9,665

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

The tables below show net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2016 and 2015.

December 31, 2016 (in millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	727	1,294	1,033	5,832

December 31, 2015 (in millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	714	1,313	1,042	6,025

126    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

MARKET RISK

Market risk is the risk that changes in market prices, such as fluctuations in the market prices of our available-for-sale investments, our share price, foreign exchange rates, and interest rates, will affect our income, cash flows, or the value of our financial instruments. The derivative instruments we use to manage this risk are described in this note.

Market price risk – publicly-traded investments

We manage risk related to fluctuations in the market prices of our investments in publicly-traded companies by regularly reviewing publicly available information related to these investments to ensure that any risks are within our established levels of risk tolerance. We do not engage in risk management practices such as hedging, derivatives, or short selling with respect to our publicly-traded investments.

Market price risk – Rogers Class B shares

Our liability related to stock-based compensation is marked to market each period. Stock-based compensation expense is affected by the change in the price of our Class B Non-Voting shares during the life of an award, including stock options, RSUs, and DSUs. We use equity derivatives from time to time to manage our exposure in our stock-based compensation liability. With respect to our stock-based compensation, as a result of our equity derivatives, a one dollar change in the price of a Rogers Class B Non-Voting share would not have a material effect on net income.

Foreign exchange and interest rates

We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments. We designate the debt derivatives related to our senior notes and senior debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them as hedges for certain of our forecasted operational and capital expenditures. As at December 31, 2016, all of our US dollar-denominated long-term debt was hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt, as a result of our debt derivatives, a one cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant market risk from fluctuations in foreign exchange rates as at December 31, 2016.

We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings, bank credit facilities, and our $250 million floating rate senior unsecured notes. As at December 31, 2016, 91.2% of our outstanding long-term debt and short-term borrowings was at fixed interest rates (2015 – 90.3%).

The table below summarizes a sensitivity analysis for significant exposures with respect to our publicly-traded investments, equity derivatives, expenditure derivatives, and senior notes as at December 31, 2016 and 2015 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

	Net income		Other comprehensive income
(Change in millions of dollars)	2016	2015	2016	2015
Share price of publicly-traded investments
$1 change	–	–	14	14
Expenditure derivatives – change in foreign exchange rate
$0.01 change in Cdn$ relative to US$	–	–	9	8
Short-term borrowings
1% change in interest rates	6	6	–	–
Senior notes (floating)
1% change in interest rates	2	2	–	–
Bank credit facilities (floating)
1% change in interest rates	2	4	–	–

DERIVATIVE INSTRUMENTS

As at December 31, 2016, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.

The tables below show our derivatives net asset (liability) position.

	As at December 31, 2016
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,751
As liabilities	1,500	1.3388	2,008	(68)
Debt derivatives not accounted for as hedges:
As liabilities	150	1.3407	201	–
Net mark-to-market debt derivative asset				1,683
Bond forwards accounted for as cash flow hedges:
As liabilities			900	(51)
Expenditure derivatives accounted for as cash flow hedges:
As assets	990	1.2967	1,284	40
As liabilities	300	1.4129	424	(21)
Net mark-to-market expenditure derivative liability				19
Equity derivatives not accounted for as hedges:
As assets			270	8
Net mark-to-market asset				1,659

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As at December 31, 2015
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,900	1.0755	6,345	2,032
As liabilities	300	1.3367	401	(4)
Net mark-to-market asset debt derivatives				2,028
Bond forwards accounted for as cash flow hedges:
As liabilities	–	–	1,400	(91)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,140	1.2410	1,415	158
Equity derivatives not accounted for as hedges:
As liabilities	–	–	286	(15)
Net mark-to-market asset				2,080

The table below shows derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

	As at December 31
(In millions of dollars)	2016	2015
Current asset	91	198
Long-term asset	1,708	1,992
	1,799	2,190
Current liability	(22)	(15)
Long-term liability	(118)	(95)
	(140)	(110)
Net mark-to-market asset	1,659	2,080

As at December 31, 2016, US$6.7 billion notional amount of our outstanding debt derivatives have been designated as hedges for accounting purposes (2015 – US$6.2 billion). As at December 31, 2016, 100% of our currently outstanding bond forwards and expenditure derivatives have been designated as hedges for accounting purposes (2015 – 100%). In 2016, we recognized a $5 million increase to net income related to hedge ineffectiveness (2015 – $3 million decrease).

Debt derivatives

We use cross-currency interest exchange agreements to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments and credit facility borrowings. We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility borrowings as hedges for accounting purposes.

During 2016, we entered into and settled debt derivatives related to our credit facility borrowings as follows:

	As at December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)
Debt derivatives entered	8,683	1.31	11,360
Debt derivatives settled	8,533	1.31	11,159
Net cash received			8

We did not enter into or settle any debt derivatives related to our credit facility borrowing in 2015.

We entered into new debt derivatives in 2016 and 2015 to hedge foreign currency risk associated with the principal and interest components of the US dollar-denominated senior notes issued on November 4, 2016 and December 8, 2015 (see note 20). The table below shows debt derivatives we entered into to hedge senior notes issued during 2016 and 2015.

(In millions of dollars, except for coupon and interest rates) Effective date		US$		Hedging effect
	Principal/ notional amount (US$)	Maturity date	Coupon rate	Fixed hedged Cdn$ interest rate [1]	Equivalent Cdn$
November 4, 2016	500	2026	2.900%	2.834%	671

December 8, 2015	700	2025	3.625%	3.566%	937
December 8, 2015	300	2044	5.000%	5.145%	401

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

The table below shows debt derivatives that matured in conjunction with the repayment or repurchase of the related senior notes during 2015 (see note 20).

(In millions of dollars) Maturity date	Notional amount (US$)	Net cash (proceeds) settlement (Cdn$)
March 15, 2015	550	(106)
March 15, 2015	280	(48)
Total	830	(154)

Upon the repayment of the related senior notes in March 2015, a $7 million non-cash loss, which was previously deferred in the hedging reserve, was recognized in net income (see note 10). This loss relates to transactions in 2013 wherein contractual foreign exchange rates on the related debt derivatives were renegotiated to then-current rates.

128    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

Bond forwards

During 2016 or 2015, we did not enter into any new bond forwards.

The table below shows the bond forwards we have entered into to hedge the underlying Government of Canada (GoC) 10-year rate for anticipated future debt that were outstanding as at December 31, 2016 and 2015.

(In millions of dollars, except interest rates)
GoC term (years)	Effective date	Maturity date [1]	Notional amount	Hedged GoC interest rate as at December 31, 2016	Hedged GoC interest rate as at December 31, 2015 [1]	2016	2015
10	December 2014	January 4, 2017	500	–	2.34%	–	500
10	December 2014	April 30, 2018	500	2.52%	2.23%	500	500
30	December 2014	December 31, 2018	400	2.62%	2.52%	400	400
Total			1,400			900	1,400

[1]

Bond forwards with maturity dates beyond December 31, 2016 are subject to GoC rate re-setting from time to time. The $500 million due April 2018 was extended in April 2016 to reset in April 2017. The $400 million due December 2018 was extended in December 2016 to reset in January 2018.

On November 4, 2016, we exercised a $500 million notional bond forward due January 4, 2017 in relation to the issuance of the US$500 million senior notes due 2026 and paid $53 million to settle the derivative. The amount paid represents the fair value of the bond forward at the time of settlement and will be recycled into finance costs from the hedging reserve using the effective interest rate method over the life of the US$500 million senior notes due 2026.

On December 8, 2015, we exercised a $500 million notional bond forward due December 31, 2015 in relation to the issuance of the US$700 million senior notes due 2025 and paid $25 million to settle the derivative. The amount paid represents the fair value of the bond forward at the time of settlement and will be recycled into finance costs from the hedging reserve using the effective interest rate method over the life of the US$700 million senior notes due 2025.

Expenditure derivatives

The table below shows the expenditure derivatives into which we entered during 2016 and 2015 to manage foreign exchange risk related to certain forecasted expenditures.

	Years ended December 31
	2016			2015
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	990	1.33	1,318	990	1.28	1,266
Expenditure derivatives settled	840	1.22	1,025	810	1.11	902

As at December 31, 2016, we had US$1,290 million of expenditure derivatives outstanding (2015 – US$1,140 million), at an average rate of $1.32/US$ (2015 – $1.24/US$), with terms to maturity ranging from January 2017 to December 2018 (2015 – January 2016 to December 2017). Our outstanding expenditure derivatives maturing in 2017 are hedged at an average exchange rate of $1.33/US$.

Equity derivatives

We have equity derivatives to hedge market price appreciation risk associated with RCI Class B Non-Voting shares that have been granted under our stock-based compensation programs for stock options, restricted share units (RSUs), and deferred share units (DSUs) (see note 24). The equity derivatives were originally entered into at a weighted average price of $50.37 with terms to maturity of one year, extendible for further one-year periods with the consent of the hedge counterparties. In 2016, we executed extension agreements for each of our equity derivative contracts under substantially the same committed terms and conditions with revised expiry dates of April 2017 (from April 2016). The equity derivatives have not been designated as hedges for accounting purposes.

As at December 31, 2016, we had equity derivatives outstanding for 5.4 million (2015 – 5.7 million) RCI Class B shares with a weighted average price of $50.30 (2015 – $50.37). In August 2016, we settled 0.3 million equity derivatives at a weighted average price of $58.16 as a result of a reduction in the number of share-based compensation units outstanding.

During 2016, we recognized a recovery, net of interest receipts, of $33 million (2015 – $22 million recovery), in stock-based compensation expense related to the change in fair value of our equity derivative contracts net of received payments. As at December 31, 2016, the fair value of the equity derivatives was an asset of $8 million (2015 – $15 million liability), which is included in current portion of derivative instruments.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly-traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the year-end estimated market yields. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For these debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the quoted market value of RCI’s Class B Non-Voting shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices;
•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at December 31, 2016 and 2015 and there were no transfers between Level 1, Level 2, or Level 3 during the respective periods.

The table below shows the financial instruments carried at fair value.

	As at December 31
	Carrying value		Fair value (Level 1)		Fair value (Level 2)
(In millions of dollars)	2016	2015	2016	2015	2016	2015
Financial assets
Available-for-sale, measured at fair value:
Investments in publicly-traded companies	1,047	966	1,047	966	–	–
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,751	2,032	–	–	1,751	2,032
Expenditure derivatives accounted for as cash flow hedges	40	158	–	–	40	158
Equity derivatives not accounted for as cash flow hedges	8	–	–	–	8	–
Total financial assets	2,846	3,156	1,047	966	1,799	2,190
Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	68	4	–	–	68	4
Bond forwards accounted for as cash flow hedges	51	91	–	–	51	91
Expenditure derivatives accounted for as cash flow hedges	21	–	–	–	21	–
Equity derivatives not accounted as cash flow hedges	–	15	–	–	–	15
Total financial liabilities	140	110	–	–	140	110

The fair value of our long-term debt is estimated as follows.

			As at December 31
(In millions of dollars)	2016		2015
	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]
Long-term debt (including current portion)	16,080	17,628	16,870	18,252

[1]	Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy, based on year-end trading values.

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2016 and 2015.

130    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

NOTE 17: INVESTMENTS

ACCOUNTING POLICY

Investments in publicly-traded and private companies

We classify our investments in companies where we have no control or significant influence as available-for-sale investments and account for them as follows:

•	publicly-traded companies – at fair value based on publicly quoted prices; and
•	private companies – at fair value using implied valuations from follow-on financing rounds, third party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements

An entity is an associate when we have significant influence over the entity’s financial and operating policies but do not control the entity. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:

•	joint ventures – when we have the rights to the net assets of the arrangement; and
•	joint operations – when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

We recognize our investments in associates and joint ventures initially at cost and then increase or decrease the carrying amounts based on our share of each entity’s income or loss after initial recognition. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures

At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2016	2015
Investments in:
Publicly-traded companies	1,047	966
Private companies	169	212
Investments, available-for-sale	1,216	1,178
Investments, associates and joint ventures	958	1,093
Total investments	2,174	2,271

INVESTMENTS, AVAILABLE-FOR-SALE

Publicly-traded companies

We hold a number of interests in publicly-traded companies. This year we recognized realized losses of nil and unrealized gains of $81 million (2015 – nil of realized losses and $164 million of unrealized losses) with corresponding amounts in net income and other comprehensive income, respectively.

INVESTMENTS, ASSOCIATES, AND JOINT VENTURES

We have interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)

MLSE, a sports and entertainment company, owns and operates the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, MLS’ Toronto FC, the AHL’s Toronto Marlies, and other assets. We, along with BCE Inc. (BCE), jointly own an indirect net 75% equity interest in MLSE with our portion representing a 37.5% equity interest in MLSE. Our investment in MLSE is accounted for as a joint venture using the equity method.

shomi

shomi is a joint venture equally owned by Rogers and Shaw and previously operated a premium subscription video-on-demand service offering movies and television series for viewing online and through cable set-top boxes. Our investment in shomi is accounted for as a joint venture using the equity method. In 2016, we announced the decision to wind down our shomi joint venture (see note 11).

Glentel

In 2015, we completed our purchase of 50% of the common shares of Glentel Inc. (Glentel) from BCE for cash consideration of $473 million such that Glentel is jointly owned by us and BCE. Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. Our investment in Glentel is accounted for as a joint venture using the equity method.

The following table provides summary financial information on all our associates and joint ventures and our portions thereof.

	As at or years ended December 31
(In millions of dollars)	2016	2015
Current assets	518	1,024
Long-term assets	3,391	3,295
Current liabilities	(1,186)	(935)
Long-term liabilities	(1,082)	(1,221)
Total net assets	1,641	2,163
Our share of net assets	834	1,086
Revenue	1,596	1,958
Expenses	(2,027)	(2,178)
Total net loss	(431)	(220)
Our share of net loss	(216)	(99)

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value. During 2015, we recognized a

$72 million loss relating to our share of the change in the fair value of this obligation (see note 11).

NOTE 18: SHORT-TERM BORROWINGS

We participate in an accounts receivable securitization program with a Canadian financial institution that allows us to sell certain trade receivables into the program. As at December 31, 2016, the proceeds of the sales were committed up to a maximum of $1,050 million (2015 – $1,050 million). Effective January 1, 2015, we amended the terms of the accounts receivable securitization program, increasing the maximum potential proceeds under the program from $900 million to $1,050 million. Effective July 8, 2016, we extended the term of the program from January 1, 2018 to January 1, 2019.

Below is a summary of the activity relating to our accounts receivable securitization program.

	Twelve months ended December 31
(In millions of dollars)	2016	2015
Short-term borrowings
Proceeds received on short-term borrowings	295	294
Repayment of short-term borrowings	(295)	(336)
Net (repayments) proceeds received on short-term borrowings	–	(42)

We continue to service and retain substantially all of the risks and rewards relating to the accounts receivables we sold, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as short-term borrowings. The buyer’s interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

	As at December 31
(In millions of dollars)	2016	2015
Trade accounts receivable sold to buyer as security	1,460	1,359
Short-term borrowings from buyer	(800)	(800)
Overcollateralization	660	559

NOTE 19: PROVISIONS

ACCOUNTING POLICY

Decommissioning and restoration costs

We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original standards when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in property, plant and equipment and depreciate the asset based on the corresponding asset’s useful life following our depreciation policies for property, plant and equipment. We recognize the accretion of the liability as a charge to finance costs on the Consolidated Statements of Income.

Restructuring

We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan’s main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as provisions; otherwise they are recognized as accrued liabilities. All charges are recognized in restructuring, acquisition and other on the Consolidated Statements of Income (see note 9).

Onerous contracts

We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it and where significant judgment is required in determining the amount of unavoidable costs. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain, which can require us to use significant estimates.

132    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

EXPLANATORY INFORMATION

(In millions of dollars)	Decommissioning Liabilities	shomi	Other	Total
December 31, 2015	40	–	20	60
Additions	–	119	–	119
Adjustments to existing provisions	1	–	–	1
Reversals	–	–	–	–
Amounts used	(6)	(7)	–	(13)
December 31, 2016	35	112	20	167
Current	5	112	17	134
Long-term	30	–	3	33

Decommissioning and restoration costs

Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will be ultimately required for these sites is uncertain.

shomi

In 2016, we announced the decision to wind down our shomi joint venture. shomi is equally owned by Rogers and Shaw. We are therefore responsible for our portion of any remaining contractual liabilities (most significantly video content costs) incurred by the venture. We have recognized a provision related to our share of the remaining obligations based on our best estimate of the expected future costs.

Other

Other provisions include various legal claims, which are expected to be settled within five years.

NOTE 20: LONG-TERM DEBT

				As at December 31
(In millions of dollars, except interest rates)	Due date	Principal amount	Interest rate	2016	2015
Bank credit facilities		100	Floating	100	500
Bank credit facilities		US 150	Floating	201	–
Senior notes	2016	1,000	5.800%	–	1,000
Senior notes	2017	500	3.000%	500	500
Senior notes	2017	250	Floating	250	250
Senior notes	2018	US 1,400	6.800%	1,880	1,938
Senior notes	2019	400	2.800%	400	400
Senior notes	2019	500	5.380%	500	500
Senior notes	2020	900	4.700%	900	900
Senior notes	2021	1,450	5.340%	1,450	1,450
Senior notes	2022	600	4.000%	600	600
Senior notes	2023	US 500	3.000%	671	692
Senior notes	2023	US 850	4.100%	1,141	1,176
Senior notes	2024	600	4.000%	600	600
Senior notes	2025	US 700	3.625%	940	969
Senior notes	2026	US 500	2.900%	671	–
Senior debentures [1]	2032	US 200	8.750%	269	277
Senior notes	2038	US 350	7.500%	470	484
Senior notes	2039	500	6.680%	500	500
Senior notes	2040	800	6.110%	800	800
Senior notes	2041	400	6.560%	400	400
Senior notes	2043	US 500	4.500%	671	692
Senior notes	2043	US 650	5.450%	873	900
Senior notes	2044	US 1,050	5.000%	1,410	1,453
				16,197	16,981
Deferred transaction costs and discounts				(117)	(111)
Less current portion				(750)	(1,000)

Total long-term debt				15,330	15,870

[1]

Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2016 and for which RCP was an unsecured guarantor as at December 31, 2015.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Each of the above senior notes and debentures are unsecured and, as at December 31, 2016, were guaranteed by RCCI (2015 – RCP), ranking equally with all of RCI’s other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 16).

Effective January 1, 2016, as a result of the dissolution of RCP (see note 1), RCP is no longer a guarantor or co-obligor, as applicable, for the Company’s bank credit and letter of credit facilities, senior notes and debentures, and derivative instruments. RCI continues to be the obligor in respect of each of these, while RCCI is either a co-obligor or guarantor for the senior notes and debentures and a guarantor, as applicable, for the bank credit and letter of credit facilities and derivative instruments.

WEIGHTED AVERAGE INTEREST RATE

Our effective weighted average rate on all debt and short-term borrowings, as at December 31, 2016, including the effect of all of the associated debt derivative instruments and the exercised bond forward, was 4.72% (2015 – 4.82%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES

During the years ended December 31, 2016 and 2015, we had the following activity relating to our revolving and non-revolving bank credit facilities:

	Year ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)
Issuance of long-term debt in US dollars	2,188	1.31	2,877
Issuance of long-term debt in Canadian dollars			1,140
Total long-term debt issued			4,017

Repayment of long-term debt in US dollars	(2,038)	1.32	(2,686)
Repayment of long-term debt in Canadian dollars			(1,540)
Total long-term debt repaid			(4,226)

	Year ended December 31, 2015
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)
Issuance of long-term debt in Canadian dollars	–	–	6,025
Repayment of long-term debt in Canadian dollars	–	–	(5,525)

In 2015, we entered into a new bank credit facility (non-revolving credit facility) that provides access to $1.0 billion of non-revolving borrowings, in addition to our existing $2.5 billion revolving credit facility (revolving credit facility). The non-revolving credit facility has no scheduled principal repayments prior to maturity. The interest rate charged on borrowings under the non-revolving credit facility falls within the range of pricing indicated for our revolving credit facility.

Our $2.5 billion revolving credit facility is available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% (1.00% to 2.25% prior to April 2014) over the bankers’ acceptance rate or London Inter-Bank Offered Rate.

Effective April 1, 2016, we amended our $2.5 billion revolving credit facility to, among other things, extend the maturity date from July 2019 to September 2020. At the same time, we also amended the $1.0 billion non-revolving credit facility to, among other things, extend the maturity date from April 2017 to April 2018. As a result of the repayments made during the year, we reduced the amount of borrowings available under our non-revolving credit facility from $1.0 billion to $301 million.

As at December 31, 2016, we had $0.3 billion ($0.1 billion and US$0.2 billion) drawn under our revolving and non-revolving credit facilities (2015 – $0.5 billion). We have entered into debt derivatives related to the US dollar-denominated portion of these borrowings to convert all the interest and principal payment obligations to Canadian dollars (see note 16) as at December 31, 2016.

As at December 31, 2016, we had available liquidity of $2.4 billion (2015 – $3 billion) under our $2.9 billion of revolving and non-revolving credit and letter of credit facilities (2015 – $3.6 billion), of which we had utilized approximately $0.1 billion (2015 – $0.1 billion) related to outstanding letters of credit and $0.4 billion of borrowings (2015 – $0.5 billion).

SENIOR NOTES AND DEBENTURES

Interest is paid on our senior notes as follows:

•	semi-annually on all of our fixed rate senior notes and debentures; and
•	quarterly on our floating rate senior notes.

We have the option to redeem each of our fixed rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

134    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

Issuance of senior notes

The table below provides a summary of the senior notes that we issued in 2016 and 2015.

(In millions of dollars, except interest rates and discounts)
Date Issued	Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
2016 issuances

November 4, 2016	US 500	2026	2.900%	98.354%	671	17

2015 issuances

December 8, 2015	US 700	2025	3.625%	99.252%	937
December 8, 2015	US 300	2044	5.000%	101.700%	401
Total for 2015					1,338	13

[1]	Gross proceeds before transaction costs and discounts (see note 29).
[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Concurrent with the 2016 and 2015 issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars (see note 16).

Repayment of senior notes and related derivative settlements

The table below provide a summary of the repayment of our senior notes during 2016 and 2015.

(In millions of dollars)
Maturity date	Notional amount (US$)	Notional amount (Cdn$)
2016 repayments

May 26, 2016	–	1,000

2015 repayments

March 15, 2015	550	702
March 15, 2015	280	357
Total for 2015	830	1,059

There were no debt derivatives associated with the 2016 repayment. The associated debt derivatives for the 2015 repayments were settled at maturity (see note 16).

PRINCIPAL REPAYMENTS

The table below shows the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2016.

(In millions of dollars)
2017	750
2018	2,181
2019	900
2020	900
2021	1,450
Thereafter	10,016
Total long-term debt	16,197

FOREIGN EXCHANGE

We recognized $13 million in net foreign exchange losses in 2016 (2015 – $11 million in net losses). These losses were primarily attributed to the US dollar-denominated borrowings under our bank credit facilities that were not hedged for accounting purposes. These losses were offset by the change in fair value of derivatives which were primarily a result of our debt derivatives that were used to offset the foreign exchange risk related to these US dollar-denominated borrowings. Both the foreign exchange loss and the offsetting gain in the change in fair value of derivatives are recognized in finance costs on the Consolidated Statements of Income.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TERMS AND CONDITIONS

As at December 31, 2016 and 2015, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment-grade ratings by at least two of three specified credit rating agencies. As at December 31, 2016, these public debt securities were assigned an investment-grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment-grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

NOTE 21: OTHER LONG-TERM LIABILITIES

		As at December 31
(In millions of dollars)	Note	2016	2015
Deferred pension liability	22	404	296
Supplemental executive retirement plan	22	62	56
Stock-based compensation	24	64	50
Other		32	53
Total other long-term liabilities		562	455

NOTE 22: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY

Post-employment benefits – Defined Benefit Pension Plan

We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:

•	expected rates of salary increases for calculating increases in future benefits;
•	mortality rates for calculating the life expectancy of plan members; and
•	past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in operating costs on the

Consolidated Statements of Income in the periods the employees provide the related services.

Post-employment benefits – Defined Contribution Pension Plan

On July 1, 2016, we closed the Defined Benefit Pension Plan to new members and introduced a Defined Contribution Pension Plan. This change did not impact current members and any employee enrolled in the Defined Benefit Pension Plan will continue to earn pension benefits and credited service in those plans.

We recognize a pension expense in relation to our contributions to the Defined Contribution Pension Plan when the employee provides service to the Company.

Termination benefits

We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined benefit pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2016.

136    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

Principal actuarial assumptions

	2016	2015
Weighted average of significant assumptions:

Defined benefit obligation
Discount rate	4.1%	4.3%
Rate of compensation increase	3.0%	3.0%
Mortality rate	CIA Private with CPM B Scale	CIA Private with CPM B Scale
Pension expense
Discount rate	4.3%	4.1%
Rate of compensation increase	3.0%	3.0%
Mortality rate	CIA Private with CPM B Scale	CIA Private with CPM B Scale

Sensitivity of key assumptions

In the sensitivity analysis shown below, we determine the defined benefit obligation for our funded plans using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation		Increase (decrease) in pension expense
(In millions of dollars)	2016	2015	2016	2015
Discount rate
Impact of 0.5% increase	(174)	(146)	(21)	(18)
Impact of 0.5% decrease	199	167	23	19

Rate of future compensation increase
Impact of 0.25% increase	18	18	4	3
Impact of 0.25% decrease	(18)	(18)	(4)	(3)

Mortality rate
Impact of 1 year increase	48	39	5	4
Impact of 1 year decrease	(49)	(41)	(5)	(4)

EXPLANATORY INFORMATION

We sponsor a number of contributory and non-contributory pension arrangements for employees, including defined benefit and defined contributions plans. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The Rogers Defined Benefit Pension Plan provides a defined pension based on years of service and earnings, with no increases in retirement for inflation. The plan was closed to new members on July 1, 2016. Participation in the plan was voluntary and enrolled employees are required to make regular contributions into the plan. In 2009 and 2011, we purchased group annuities for our then retirees. Accordingly, the current plan members are primarily active Rogers employees as opposed to retirees. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined benefit pension plan under the Income Tax Act (Canada)’s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Pension Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are closed legacy defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications Inc. is similar to the main pension plan but only federally regulated employees from the Cable business were eligible to participate; this plan was closed to new members on July 1, 2016.

In addition to the defined benefit pension plans, we also provide various defined contribution plans to certain groups of employees of the Company and to employees hired after March 31, 2016 who choose to join. Additionally, we provide other tax-deferred savings arrangements, including a Group RRSP and a Group TFSA program which are accounted for as deferred contribution arrangements.

The Pension Committee of the Board of Directors oversees the administration of our registered pension plans, which includes the following principal areas:

•	overseeing the funding, administration, communication and investment management of the plans;
•	selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial and investment management services;
•	proposing, considering and approving amendments;
•	proposing, considering and approving amendments to the Statement of Investment Policies and Procedures;
•	reviewing management and actuarial reports prepared in respect of the administration of the pension plans; and
•	reviewing and approving the audited financial statements of the pension plan funds.

The assets of the defined benefit pension plans are held in segregated accounts isolated from our assets. They are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plan. Investment and market return risk is managed by:

•	contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;
•	specifying the kinds of investments that can be held in the plans and monitoring compliance;
•	using asset allocation and diversification strategies; and
•	purchasing annuities from time to time.

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The funded pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. The two defined contribution plans are registered with the Financial Services Commission of Ontario, subject to the Ontario Pension Benefits Act. The plans are also registered with the Canada Revenue Agency and are subject to the Income Tax Act (Canada). The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

The defined benefit pension plans are subject to certain risks related to contribution increases, inadequate plan surplus, unfunded obligations, and market rates of return, which we mitigate through the governance described above. Any significant changes to these items may affect our future cash flows.

The table below sets out the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded plans.

	As at December 31
(In millions of dollars)	2016	2015
Plan assets, at fair value	1,619	1,432
Accrued benefit obligations	(2,006)	(1,713)
Deficiency of plan assets over accrued benefit obligations	(387)	(281)
Effect of asset ceiling limit	–	(3)
Net deferred pension liability	(387)	(284)
Consists of:
Deferred pension asset	17	12
Deferred pension liability	(404)	(296)
Net deferred pension liability	(387)	(284)

The table below shows our pension fund assets.

	Years ended December 31
(In millions of dollars)	2016	2015
Plan assets, beginning of year	1,432	1,285
Interest income	68	56
Remeasurements, return (loss) on plan assets recognized in other comprehensive (loss) income and equity	32	(10)
Contributions by employees	35	32
Contributions by employer	125	118
Benefits paid	(70)	(46)
Administrative expenses paid from plan assets	(3)	(3)
Plan assets, end of year	1,619	1,432

The table below shows the accrued benefit obligations arising from funded obligations.

	Years ended December 31
(In millions of dollars)	2016	2015
Accrued benefit obligations, beginning of year	1,713	1,592
Service cost	119	98
Interest cost	75	65
Benefits paid	(70)	(46)
Contributions by employees	35	32
Remeasurements, recognized in other comprehensive loss (income) and equity	134	(28)
Accrued benefit obligations, end of year	2,006	1,713

The table below shows the effect of the asset ceiling.

	Years ended December 31
(In millions of dollars)	2016	2015
Asset ceiling, beginning of year	(3)	(7)
Interest	–	(1)
Remeasurements, change in asset ceiling (excluding interest income)	3	5
Asset ceiling, end of year	–	(3)

Plan assets are comprised mainly of pooled funds that invest in common stocks and bonds that are traded in an active market. The table below shows the fair value of the total pension plan assets by major category.

	As at December 31
(In millions of dollars)	2016	2015
Equity securities	990	873
Debt securities	625	554
Other – cash	4	5
Total fair value of plan assets	1,619	1,432

The table below shows our net pension expense. Net interest cost is included in finance costs and other pension expenses are included in salaries and benefits expense in operating costs on the Consolidated Statements of Income.

	Years ended December 31
(In millions of dollars)	2016	2015
Plan cost:
Service cost	119	98
Net interest cost	7	9
Net pension expense	126	107
Administrative expense	3	3
Total pension cost recognized in net income	129	110

138    ROGERS COMMUNICATIONS INC.    2016 ANNUAL REPORT

Net interest cost, a component of the plan cost above is included in finance costs and is outlined as follows:

	Years ended December 31
(In millions of dollars)	2016	2015
Interest income on plan assets	(68)	(56)
Interest cost on plan obligation	75	65
Net interest cost recognized in finance costs	7	9

The remeasurement recognized in other comprehensive income, is determined as follows:

	Years ended December 31
(In millions of dollars)	2016	2015
Return (loss) on plan assets (excluding interest income)	32	(10)
Change in financial assumptions	(69)	45
Change in demographic assumptions	–	–
Effect of experience adjustments	(65)	(17)
Change in asset ceiling	3	4
Remeasurement recognized in other comprehensive (loss) income and equity	(99)	22

We also provide supplemental unfunded pension benefits to certain executives. The table below includes our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost and other comprehensive income.

	Years ended December 31
(In millions of dollars)	2016	2015
Accrued benefit obligation, beginning of year	56	56
Pension expense included in employee salaries and benefits expense	5	3
Net interest cost recognized in finance costs	2	2
Remeasurement recognized in other comprehensive (income) loss	2	(2)
Benefits paid	(3)	(3)
Accrued benefit obligation, end of year	62	56

We also have defined contribution plans with total pension expense of $3 million in 2016 (2015 – $3 million), which is included in employee salaries and benefits expense.

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2016	2015
Equity securities:
Domestic	12.4%	19.7%	7% to 17%
International	48.8%	41.3%	33% to 48%
Debt securities	38.5%	38.7%	30% to 50%
Other – cash	0.3%	0.3%	0% to 2%
Total	100.0%	100.0%

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled funds have investments in our equity securities and corporate bonds. As a result, approximately $2 million (2015 – $3 million) of plan assets are indirectly invested in our own securities under our defined benefit plan.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

The table below shows the actual contributions to the plans.

	Years ended December 31
(In millions of dollars)	2016	2015
Employer contribution	125	118
Employee contribution	35	32
Total contribution	160	150

We estimate our 2017 employer contributions to our funded plans to be $144 million. The actual value will depend on the results of the 2017 actuarial funding valuations. The average duration of the defined benefit obligation as at December 31, 2016 is 19 years (2015 – 19 years).

Actual net return on plan assets was $97 million in 2016 (2015 – $44 million).

We have recognized a cumulative loss in other comprehensive income and retained earnings of $380 million as at December 31, 2016 (2015 – $306 million).

2016 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23: SHAREHOLDERS’ EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features	Voting rights
Preferred shares	400 million	• Without par value • Issuable in series, with rights and terms of each series to be fixed by our Board of Directors prior to the issue of any series	• None
Class A Voting shares	112,474,388	• Without par value • Each share can be converted into one Class B Non-Voting share	• Each share entitled to 50 votes
Class B Non-Voting shares	1.4 billion	• Without par value	• None

RCI’s Articles of Continuance under the Company Act (British Columbia) impose restrictions on the transfer, voting, and issue of the Class A Voting and Class B Non-Voting shares to ensure that we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian in order to ensure that Rogers remains qualified to hold the licences referred to above.

DIVIDENDS

We declared and paid the following dividends on our outstanding Class A Voting and Class B Non-Voting shares:

Date declared	Date paid	Dividend per share (dollars)
January 27, 2016	April 1, 2016	0.48
April 18, 2016	July 4, 2016	0.48
August 11, 2016	October 3, 2016	0.48
October 20, 2016	January 3, 2017	0.48
		1.92

January 28, 2015	April 1, 2015	0.48
April 21, 2015	July 2, 2015	0.48
August 13, 2015	October 1, 2015	0.48
October 22, 2015	January 4, 2016	0.48
		1.92

The holders of Class A shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B shares. Class A Voting and Class B Non-Voting shares therefore participate equally in dividends above $0.05 cents per share.

On January 26, 2017, the Board of Directors declared a quarterly dividend of $0.48 per Class A Voting share and Class B Non-Voting share, to be paid on April 3, 2017, to shareholders of record on March 13, 2017.

NOTE 24: STOCK-BASED COMPENSATION

ACCOUNTING POLICY

Stock option plans

Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or trinomial option pricing models, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to operating costs using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

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Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability as a charge to operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan

Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in operating costs.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Significant management estimates are used to determine the fair value of stock options, RSUs, and DSUs. The table below shows the weighted average fair value of stock options granted during 2016 and 2015, and the principal assumptions used in applying the Black-Scholes model for non-performance-based options and trinomial option pricing models for performance-based options to determine their fair value at grant date.

	Years ended December 31
	2016	2015
Weighted average fair value	$6.20	$4.65

Risk-free interest rate	0.5%	1.1%
Dividend yield	3.7%	4.5%
Volatility of Class B Non-Voting shares	21.3%	22.0%
Weighted average expected life	n/a	n/a
Weighted average time to vest	2.4 years	2.4 years
Weighted average time to expiry	9.9 years	9.9 years
Employee exit rate	3.9%	3.9%
Suboptimal exercise factor	1.5	1.5
Lattice steps	50	50

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting shares.

EXPLANATORY INFORMATION

The table below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Years ended December 31
(In millions of dollars)	2016	2015
Stock options	17	18
Restricted share units	45	40
Deferred share units	32	19
Equity derivative effect, net of interest receipt	(33)	(22)
Total stock-based compensation expense	61	55

As at December 31, 2016, we had a total liability recognized at its fair value of $189 million (2015 – $157 million) related to stock-based compensation, including stock options, RSUs, and DSUs. The current portion of this is $125 million (2015 – $107 million) and is included in accounts payable and accrued liabilities. The long-term portion of this is $64 million (2015 – $50 million) and is included in other long-term liabilities (see note 21).

The total intrinsic value of vested liabilities, which is the difference between the strike price of the share-based awards and the trading price of the RCI Class B Non-Voting shares for all vested share-based awards, as at December 31, 2016 was $61 million (2015 – $56 million).

We paid $69 million in 2016 (2015 – $73 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $51.70 (2015 – $46.63).

STOCK OPTIONS

Options to purchase our Class B Non-Voting shares on a one-for-one basis may be granted to our employees, directors, and officers by the Board of Directors or our Management Compensation Committee. There are 65 million options authorized under various plans, and each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however the Management Compensation Committee may adjust the vesting terms on the grant date. The exercise price is equal to the fair market value of the Class B Non-Voting shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options

We granted 420,035 performance-based options in 2016 (2015 – 496,200) to certain key executives. These options vest on a graded basis over four years provided that certain targeted stock prices are met on or after each anniversary date. As at December 31, 2016, we had 2,268,102 performance options (2015 – 3,688,612) outstanding.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of stock options

The table below is a summary of the stock option plans, including performance options.

	Year ended December 31, 2016		Year ended December 31, 2015
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	4,873,940	$41.47	5,759,786	$38.71
Granted	1,054,530	$49.95	1,289,430	$44.77
Exercised	(1,811,727)	$40.45	(1,978,149)	$35.40
Forfeited	(384,219)	$47.80	(197,127)	$43.49
Outstanding, end of year	3,732,524	$43.70	4,873,940	$41.47
Exercisable, end of year	1,770,784	$40.39	2,457,005	$38.57

The table below shows the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life as at December 31, 2016.

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$34.29 – $34.99	510,845	0.92	$34.38	510,845	$34.38
$35.00 – $39.99	452,075	2.13	$37.96	452,075	$37.96
$40.00 – $44.99	1,541,154	4.87	$43.99	496,637	$43.78
$45.00 – $49.96	1,228,450	7.05	$49.33	311,227	$48.36
	3,732,524	4.71	$43.70	1,770,784	$40.39

Unrecognized stock-based compensation expense as at December 31, 2016 related to stock-option plans was $3 million (2015 – $7 million), and will be recognized in net income over the next four years as the options vest.

RESTRICTED SHARE UNITS

The RSU plan allows employees, directors, and officers to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we will redeem all of the participants’ RSUs in cash or by issuing one Class B Non-Voting share for each RSU. We have reserved 4,000,000 Class B Non-Voting shares for issue under this plan.

Performance RSUs

We granted 98,889 performance-based RSUs in 2016 (2015 – 114,979) to certain key executives. The number of units that vest and will be paid three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of RSUs

The table below is a summary of the RSUs outstanding, including performance RSUs.

	Years ended December 31
(In number of units)	2016	2015
Outstanding, beginning of year	2,484,405	2,765,255
Granted and reinvested dividends	763,364	798,074
Exercised	(826,918)	(822,972)
Forfeited	(183,766)	(255,952)
Outstanding, end of year	2,237,085	2,484,405

Unrecognized stock-based compensation expense as at December 31, 2016 related to these RSUs was $35 million (2015 – $41 million) and will be recognized in net income over the next three years as the RSUs vest.

DEFERRED SHARE UNITS

The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

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Performance DSUs

We granted 328,206 performance-based DSUs in 2016 (2015 – 443,139) to certain key executives. The number of units that vest and will be paid three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of DSUs

The table below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31
(In number of units)	2016	2015
Outstanding, beginning of year	1,770,871	826,891
Granted and reinvested dividends	972,894	1,324,169
Exercised	(132,620)	(257,677)
Forfeited	(214,687)	(122,512)
Outstanding, end of year	2,396,458	1,770,871

Unrecognized stock-based compensation expense as at December 31, 2016 related to these DSUs was $30 million

(2015 – $26 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

EMPLOYEE SHARE ACCUMULATION PLAN

Participation in the plan is voluntary. Employees can contribute up to 10% of their regular earnings through payroll deductions (up to an annual maximum of $25,000). The plan administrator purchases our Class B Non-Voting shares on a monthly basis on the open market on behalf of the employee. At the end of each month, we make a contribution of 25% to 50% of the employee’s contribution that month, and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $41 million in 2016 (2015 – $38 million).

EQUITY DERIVATIVES

We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 16) and recognized a $33 million gain (2015 – $22 million gain) in stock-based compensation expense for these derivatives.

NOTE 25: BUSINESS COMBINATIONS

ACCOUNTING POLICY

We account for business combinations using the acquisition method of accounting. Only acquisitions that result in our gaining control over the acquired businesses are accounted for as business combinations. We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred and the equity interests we issued, less the liabilities we assumed to acquire the subsidiary.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

CHANGE IN ACCOUNTING POLICY

In November 2016, the IFRS Interpretations Committee issued clarifications to IAS 12 Income Taxes that provide guidance on the application of tax rates related to the expected method of recovery of an indefinite-life intangible asset for the purposes of measuring deferred tax (see note 2(d)). As a result of the clarifications, we have retrospectively changed our related accounting policy, including the measurement of the gain on acquisition of Mobilicity in 2015.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We use estimates to determine the fair values of assets acquired and liabilities assumed, using the best available information, including information from financial markets. These estimates include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses.

EXPLANATORY INFORMATION

We did not make any acquisitions that resulted in business combinations in 2016. We made several acquisitions in 2015, which we describe below. Goodwill recognized in the 2015 dealer store acquisitions was deductible for tax purposes; goodwill recognized on all other acquisitions was not tax-deductible. Goodwill represents the expected operational synergies with the business acquired and/or intangible assets that do not qualify to be recognized separately.

2015 ACQUISITIONS

Mobilicity

In July 2015, we completed the acquisition of 100% of the outstanding common shares of Mobilicity for cash consideration of $443 million. Mobilicity provided wireless telecommunication services to Canadians in Toronto, Ottawa, Calgary, Edmonton, and Vancouver to its prepaid subscribers and owned AWS-1 spectrum licences.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the acquisition of Mobilicity, Rogers and WIND undertook an AWS-1 spectrum licence asset exchange in Southern Ontario to create an additional 10 MHz of contiguous, paired AWS-1 spectrum for Rogers. In addition, Rogers transferred certain non-contiguous AWS-1 spectrum licences previously held by Mobilicity in British Columbia, Alberta, and various regions in Ontario to WIND for nominal cash proceeds.

Prior to the date of acquisition, Mobilicity was protected under the Companies’ Creditors Arrangement Act and the acquisition date fair value of the net identifiable assets exceeded the consideration paid, resulting in a gain on acquisition of $74 million (see note 2(d)). This acquisition provided an enhanced spectrum licence position and tax losses to the Company.

Other

In 2015, we completed other individually immaterial acquisitions for total cash consideration of $33 million.

Final fair values of assets acquired and liabilities assumed

The table below summarizes the final fair values of the assets acquired and liabilities assumed for all the acquisitions described above.

(In millions of dollars)	Mobilicity	Other	Total
Fair value of consideration transferred	443	33	476
Net identifiable asset or liability:
Current assets	5	3	8
Property, plant and equipment	11	6	17
Spectrum licences	458	–	458
Customer relationships [1]	–	19	19
Deferred tax assets	175	–	175
Current liabilities	(31)	(2)	(33)
Other liabilities	(8)	–	(8)
Deferred tax liabilities [2]	(93)	(1)	(94)
Fair value of net identifiable assets acquired and liabilities assumed	517	25	542
(Gain on acquisition) goodwill [2]	(74)	8
Acquisition transaction costs	16	–	16

[1]	Customer relationships are amortized over a period of seven years.
[2]	As a result of the IFRS Interpretations Committee’s agenda decision relating to IAS 12 Income Taxes, certain amounts have been retrospectively amended. See note 2(d).

The table below shows the incremental revenue and net loss before taxes for the Mobilicity acquisition since the date of acquisition to December 31, 2015.

(In millions of dollars)	Mobilicity
Incremental revenue	30
Net loss before taxes [1]	17

[1]	Includes acquisition transaction costs of $16 million.

PRO FORMA DISCLOSURES

If the Mobilicity acquisition had occurred on January 1, 2015, we estimate our incremental revenue from the acquisition would have been $59 million and income before income tax expense would have decreased by $17 million for the year ended December 31, 2015.

The pro forma disclosures are based on estimates and assumptions we believe are reasonable. The information provided is not necessarily an indication of what our consolidated financial results will be in the future.

NOTE 26: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER

Our ultimate controlling shareholder is the Rogers Control Trust (the Trust), which holds voting control of RCI. The beneficiaries of the Trust are members of the Rogers family. Certain directors of RCI represent the Rogers family.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid were less than $1 million for each of 2016 and 2015.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

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Compensation

The compensation expense for key management for employee services was included in employee salaries and benefits as follows:

	Years ended December 31
(In millions of dollars)	2016	2015
Salaries and other short-term employee benefits	12	13
Post-employment benefits	5	3
Stock-based compensation [1]	30	20
Total compensation	47	36

[1]	Stock-based compensation does not include the effect of changes in fair value of RCI Class B Non-Voting shares or equity derivatives.

Transactions

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI, which include:

•	the non-executive chairman of a law firm that provides a portion of our legal services;
•	the chairman of a company that provides printing services to the Company; and
•	the chairman and chief executive officer of a firm to which the Company pays commissions for insurance coverage (ceased as a related party effective April 2015).

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction. The following table summarizes related party activity for the business transactions described above.

(In millions of dollars)	Years ended December 31		Outstanding balance as at December 31
	2016	2015	2016	2015
Printing, legal services, and commission paid on premiums for insurance coverage	27	31	3	3

In addition, during the year ended December 31, 2016, we announced a strategic change across our publishing business such that we will focus on digital content through the Internet and mobile applications. As a result, we have sold select publishing titles to the aforementioned printing services company for $5 million.

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS

We have the following material operating subsidiaries as at December 31, 2016 and 2015:

•	Rogers Communications Canada Inc. (see note 1); and
•	Rogers Media Inc.

We have 100% ownership interest in these subsidiaries. Our subsidiaries are incorporated in Canada and have the same reporting period for annual financial statements reporting.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of RCI. There are no significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to Rogers as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

We carried out the following business transactions with our associates and joint arrangements. Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Years ended December 31
(In millions of dollars)	2016	2015
Revenue	177	115
Purchases	215	170

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

	As at December 31
(In millions of dollars)	2016	2015
Accounts receivable	70	56
Accounts payable and accrued liabilities	32	30

NOTE 27: GUARANTEES

We had the following guarantees as at December 31, 2016 and 2015 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS

As part of transactions involving business dispositions, sales of assets, or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES

As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INDEMNIFICATIONS

We indemnify our directors, officers, and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2016 or 2015. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 28: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY

Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

EXPLANATORY INFORMATION

COMMITMENTS

The table and paragraphs below show the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2016:

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Operating leases	159	235	109	94	597
Player contracts [1]	161	165	18	–	344
Purchase obligations [2]	422	359	153	105	1,039
Program rights [3]	510	1,083	1,067	2,421	5,081
Total commitments	1,252	1,842	1,347	2,620	7,061

[1]	Player contracts are Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[2]	Purchase obligations are the contractual obligations under service, product, and handset contracts to which we have committed for at least the next five years.
[3]	Program rights are the agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

Operating leases are for network sites, office premises, and retail outlets across the country. The majority of the lease terms range from five to fifteen years. Rent expense for 2016 was $223 million (2015 – $219 million).

In addition, as at December 31, 2016, our contractual commitments were $241 million for the acquisition of property, plant and equipment and $233 million for the acquisition of intangible assets.

In addition, as at December 31, 2016, our contractual commitments related to all of our associates and joint ventures were $524 million, which are not included in the above table.

CONTINGENT LIABILITIES

We have the following contingent liabilities as at December 31, 2016:

System Access Fee – Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding

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claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 Fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular Devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Income Taxes

We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided these items. The calculation of applicable taxes in many cases, however, requires significant judgment (see note 12) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Outcome of Proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 29: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Years ended December 31
(In millions of dollars)	2016	2015
Accounts receivable	(141)	(185)
Inventories	3	(66)
Other current assets	(12)	(23)
Accounts payable and accrued liabilities	182	33
Unearned revenue	(18)	(61)
Total change in non-cash working capital items	14	(302)

CASH PROVIDED BY FINANCING ACTIVITIES

The following table summarizes net issuance (repayment) of long-term debt.

	Years ended December 31
(In millions of dollars)	Note	2016	2015
Proceeds on issuance of long-term debt		4,688	7,338
Repayment of long-term debt		(5,226)	(6,584)
Net (repayment) issuance of long-term debt	20	(538)	754

The following two tables provide details on the net cash issuance and repayment of long-term debt.

	Years ended December 31
(In millions of dollars)	Note	2016	2015
Net issuance of senior notes	20	671	1,338
Borrowings under bank credit facilities	20	4,017	6,025
Discount on bank credit facilities		–	(25)
Total proceeds on issuance of long-term debt		4,688	7,338

	Years ended December 31
(In millions of dollars)	Note	2016	2015
Net repayment of senior notes	20	(1,000)	(1,059)
Repayment of bank credit facilities	20	(4,226)	(5,525)
Total repayment of long-term debt		(5,226)	(6,584)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes net cash (payments) proceeds on debt derivatives and forward contracts.

	Years ended December 31
(In millions of dollars)	Note	2016	2015
Proceeds on debt derivatives		11,167	1,059
Payments on debt derivatives and forward contracts		(11,212)	(930)
Net (payment) proceeds on settlement of debt derivatives and forward contracts	16	(45)	129

The following two tables provide details on the gross proceeds (payments) on debt derivatives and forward contracts.

	Years ended December 31
(In millions of dollars)	Note	2016	2015
Proceeds on termination of US$550 million debt derivatives	20	–	702
Proceeds on termination of US$280 million debt derivatives	20	–	357
Proceeds on debt derivatives related to credit facility borrowings	16	11,167	–
Total gross proceeds on debt derivatives		11,167	1,059

	Years ended December 31
(In millions of dollars)	Note	2016	2015
Payments on termination of US$550 million debt derivatives	20	–	(596)
Payments on termination of US$280 million debt derivatives	20	–	(309)
Payments on termination of forward contracts	16	(53)	(25)
Payments on debt derivatives related to credit facility borrowings	16	(11,159)	–
Total gross payments on debt derivatives and forward contracts		(11,212)	(930)

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Notes

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Glossary of selected industry terms and helpful links 3G (Third Generation Wireless): The third generation of mobile phone standards and technology. A key aim of 3G standards was to enable mobile broadband data speeds above 384 Kbps. 3G networks enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. Advanced services include video and multimedia messaging and broadband wireless data, all in a mobile environment. 3.5G (Enhanced Third Generation Wireless): Evolutionary upgrades to 3G services that provide significantly enhanced broadband wireless data performance to enable multi-megabit data speeds. The key 3.5G technologies in North America are HSPA and CDMA EV-DO. 4G (Fourth Generation Wireless): A technology that offers increased voice, video and multimedia capabilities, a higher network capacity, improved spectral efficiency, and high-speed data rates over current 3G benchmarks. 4K - Ultra-High Definition Video: Denotes a specific television display resolution of 4096 x 2160 pixels. 1920 x 1080 resolution full HD televisions present an image of around 2 megapixels, while the 4K generation of screens delivers an 8 megapixel image. ARPA (Average Revenue per Account): This business performance measure expressed as a dollar rate per month includes all the revenue generated by an account as opposed to a user or device so that a customer who has many devices will typically have a higher ARPA than a customer with only one device. ARPU (Average Revenue per User): This business performance measure, expressed as a dollar rate per month, is predominantly used in the wireless and cable industries to describe the revenue generated per customer per month. ARPU is an indicator of a wireless or cable business’ operating performance. AWS (Advanced Wireless Services): The wireless telecommunications spectrum band that is used for wireless voice, data, messaging services, and multimedia. Bandwidth: Bandwidth can have two different meanings: (1) a band or block of radio frequencies measured in cycles per second, or Hertz; (2) an amount or unit of capacity in a telecommunications transmission network. In general terms, bandwidth is the available space to carry a signal. The greater the bandwidth, the greater the information-carrying capacity. BDU (Broadcast Distribution Undertaking): An undertaking for the reception of broadcasting and the retransmission thereof by radio waves or other means of telecommunication to more than one permanent or temporary residence or dwelling unit or to another such undertaking. Bps (Bits per Second): A measurement of data transmission speed used for measuring the amount of data that is transferred in a second between two telecommunications points or within network devices. Kbps (kilobits per second) is thousands of bps; Mbps (megabits per second) is millions of bps; Gbps (gigabits per second) is billions of bps; and Tbps (terabits per second) is trillions of bps. Broadband: Communications services which allows for the high-speed transmission of voice, data, and video simultaneously at rates of 1.544 Mbps and above. BYOD (Bring Your Own Device): Refers to the action that customers are able to sign up for wireless services on a personally purchased device as opposed to the traditional means of acquiring one through a term contract. Cable Telephony (Phone): The transmission of real-time voice communications over a cable network. Churn: This business performance measure is used to describe the disconnect rate of customers to a telecommunications service. It is a measure of customer turnover and is often at least partially reflective of service quality and competitive intensity. It is usually expressed as a percentage and calculated as the number of subscriber units disconnecting in a period divided by the average number of units on the network in the same period. CLEC (Competitive Local Exchange Carrier): A telecommunications provider company that competes with other, already established carriers, generally the ILEC. Cloud Computing: The ability to run a program or application on many connected computers simultaneously as the software, data and services reside in data centres. CPE (Customer Premise Equipment): Telecommunications hardware, such as modems or set-top boxes, that is located at the home or business of a customer. CRTC (Canadian Radio-television and Telecommunications Commission): The federal regulator for radio and television broadcasters and cable TV and telecommunications companies in Canada. Data Centre: A facility used to house computer systems and associated components, such as telecommunications and storage systems. It generally includes redundant or backup power supplies, redundant data communications connections, environmental controls (e.g., air conditioning, fire suppression), and security controls. DOCSIS (Data Over Cable Service Interface Specification): A non-proprietary industry standard developed by CableLabs that allows for equipment interoperability from the headend to the CPE. The latest version (DOCSIS 3.0/3.1) enables bonding of multiple channels to allow for 250 Mbps or greater transmission speeds depending upon how many channels are bonded together. DSL (Digital Subscriber Line): A family of broadband technologies that offers always-on, high-bandwidth (usually asymmetrical) transmission over an existing twisted-pair copper telephone line. DSL shares the same phone line as the telephone service but it uses a different part of the phone line’s bandwidth. Fibre Optics: A method for the transmission of information (voice, video or data) in which light is modulated and transmitted over hair-thin filaments of glass called fibre optic cables. The bandwidth capacity of fibre optic cable is much greater than that of copper wire and light can travel relatively long distances through glass without the need for amplification. FTTH (Fibre-to-the-Home): Represents fibre optic cable that reaches the boundary of the living space, such as a box on the outside wall of a home. GSM (Global System for Mobile): A TDMA-based technology and a member of the “second generation” (2G) family of mobile protocols that is deployed widely around the world, especially at the 850, 900, 1800, and 1900 MHz frequency bands. HDR (High Dynamic Range): An imaging technique used to reproduce a greater dynamic range of luminosity than is possible with standard digital imaging or photographic techniques. Homes Passed: Total number of homes which have the potential for being connected to a cable system in a defined geographic area. Hosting (Web Hosting): The business of housing, serving, and maintaining files for one or more websites or email accounts. Using a hosting service allows many companies to share the cost of a high-speed Internet connection for serving files, as well as other Internet infrastructure and management costs. Hotspot: A Wi-Fi access point in a public place such as a café, train station, airport, commercial office property, or conference centre. HSPA (High Speed Packet Access): HSPA is an IP-based packet-data enhancement technology that provides high-speed broadband packet data services over 3G networks. HSPA+ provides high-speed broadband packet data services at even faster speeds than HSPA over 4G networks. HUp (Hardware Upgrade): When an existing wireless customer upgrades to a new wireless device, this is referred to as a HUP or Hardware UPgrade. ICT (Information and Communications Technology): A term that includes any communication device or application, such as radio, television, cellular phones, computer and network hardware and software, satellite systems, and so on, as well as the various services and applications associated with them, such as videoconferencing. ILEC (Incumbent Local Exchange Carrier): The dominant telecommunications company providing local telephone service in a given geographic area when competition began. Typically an ILEC is the traditional phone company and original local exchange carrier in a given market. IoT (Internet of Things): The concept of connecting everyday objects and devices (e.g., appliances and cellular phones) to the Internet and each other. This allows them to sense their environment and communicate between themselves, allowing for the seamless flow of data. IP (Internet Protocol): The packet-based computer network protocol that all machines on the Internet must know so they can communicate with one another. IP is basically a set of data switching and routing rules that specify how information is cut up into packets and how they are addressed for delivery between computers. IPTV (Internet Protocol Television): A system where a digital television signal is delivered using Internet Protocol. Unlike broadcasting, viewers receive only the stream of content they have requested (by surfing channels or ordering video on demand). 150 ROGERS COMMUNICATIONS INC. 2016 ANNUAL REPORT

ISED Canada (Innovation, Science and Economic Development Canada): The Canadian federal government department responsible for, amongst other things, the regulation, management, and allocation of radio spectrum and establishing technical requirements for various wireless systems. ISP (Internet Service Provider): A provider of Internet access service to consumers and/or businesses.

LAN (Local Area Network): A network created via linked computers within a small area, such as a single site or building.

LTE (Long-Term Evolution): A fourth generation cellular wireless technology (also known as 4G) which has evolved and enhanced the UMTS/HSPA+ mobile phone standards. LTE improves spectral efficiency, lowers costs, improves services, and, most importantly, allows for higher data rates. LTE technology is designed to deliver speeds up to 150 Mbps with further increases over time.

LTE Advanced: A mobile communication standard which represents a major enhancement of the LTE standard. With a peak data rate of 1 Gbps, LTE Advanced also offers faster switching between power states and improved performance at the cell edge.

M2M (Machine to Machine): The wireless inter-connection of physical devices or objects that are seamlessly integrated into an information network to become active participants in business processes. Services are available to interact with these ‘smart objects’ over the Internet, query, change their state and to capture any information associated with them.

Near-net: Customer location(s) adjacent to network infrastructure allowing connectivity to the premises to be extended with relative ease. Off-net: Customer location(s) where network infrastructure is not readily available, necessitating the use of a third-party leased access for connectivity to the premises. On-net: Customer location(s) where network infrastructure is in place to provide connectivity to the premises without further builds or third party leases. An on-net customer can be readily provisioned. OTT (Over-the-Top): Audio, visual, or alternative media distributed via the Internet or other non-traditional media. Penetration: The degree to which a product or service has been sold into, or adopted by, the base of potential customers or subscribers in a given geographic area. This value is typically expressed as a percentage. POPs (Persons of Population): A wireless industry term for population or number of potential subscribers in a market, a measure of the market size. A POP refers to one person living in a population area, which, in whole or in substantial part, is included in the coverage areas. Postpaid: A conventional method of payment for wireless service where a subscriber pays a fixed monthly fee for a significant portion of services. Usage (e.g. long distance) and overages are billed in arrears, subsequent to consuming the services. The fees are usually arranged on a term contract basis. Prepaid: A method of payment for wireless service that allows a subscriber to prepay for a set amount of airtime in advance of actual usage. Generally, a subscriber’s prepaid account is debited at the time of usage so that actual usage cannot exceed the prepaid amount until an additional prepayment is made. PVR (Personal Video Recorder): A consumer electronics device or application software that records video in a digital format. The term includes set-top boxes with direct-to-disk recording facility, which enables video capture and playback to and from a hard disk. Set-Top Box: A standalone device that receives and decodes programming so that it may be displayed on a television. Set-top boxes may be used to receive broadcast, cable, and satellite programming. Spectrum: A term generally applied to electromagnetic radio frequencies used in the transmission of sound, data and video. Various portions of spectrum are designated for use in cellular service, television, FM radio, and satellite transmissions. SVOD (Subscription Video on Demand): Offers, for a monthly charge, access to specific programming with unlimited viewing on an on-demand basis. TPIA (Third-Party Internet Access): Wholesale high-speed access services of large cable carriers that enable independent service providers to offer retail Internet services to their own end-users. TSU (Total Service Unit or Cable TSU): In the cable TV industry, this refers to television, Internet, and cable telephony subscribers. A subscriber that has purchased television and Internet services is counted as two TSUs. A subscriber that has purchased television, Internet, and cable telephony services is counted as three TSUs, etc. VOD (Video on Demand): A cable service that allows a customer to select and view movies and shows at any time from a library of thousands of titles. VoIP (Voice over IP): The technology used to transmit real-time voice conversations in data packets over a data network using Internet Protocol. Such data networks include telephone company networks, cable TV networks, wireless networks, corporate intranets, and the Internet. VoLTE (Voice over LTE): A platform to provide voice services to wireless customers over LTE wireless networks. The LTE standard only supports packet switching as it is all IP-based technology. Voice calls in GSM are circuit switched, so with the adoption of LTE, carriers are required to re-engineer their voice call network, while providing continuity for traditional circuit-switched networks on 2G and 3G networks. Wi-Fi: The commercial name for a networking technology standard for wireless LANs that essentially provide the same connectivity as wired networks, but at lower speeds. Wi-Fi allows any user with a Wi-Fi-enabled device to connect to a wireless access point. Helpful links Canadian Radio-Television and Telecommunications Commission (CRTC) The CRTC is an independent public organization that regulates and supervises the Canadian broadcasting and telecommunications systems. It reports to Parliament through the Minister of Canadian Heritage. www.crtc.gc.ca Innovation, Science and Economic Development Canada (ISED Canada) ISED Canada is a ministry of the federal government whose mission is to foster a growing, competitive, knowledge-based Canadian economy. It also works with Canadians throughout the economy and in all parts of the country to improve conditions for investment, improve Canada’s innovation performance, increase Canada’s share of global trade, and build an efficient and competitive marketplace. www.ic.gc.ca Federal Communications Commission (FCC) The FCC is an independent United States government agency. The FCC was established by the Communications Act of 1934 and is charged with regulating interstate and international communications by radio, television, wire, satellite, and cable. The FCC’s jurisdiction covers the 50 states, the District of Columbia, and U.S. territories. www.fcc.gov Canadian Wireless Telecommunications Association (CWTA) The CWTA is the industry trade organization and authority on wireless issues, developments, and trends in Canada. It represents wireless service providers as well as companies that develop and produce products and services for the industry, including handset and equipment manufacturers, content and application creators, and business-to-business service providers. www.cwta.ca The Wireless Association (CTIA) The CTIA is an international non-profit membership organization, founded in 1984, representing wireless carriers and their suppliers, as well as providers and manufacturers of wireless data services and products. The CTIA advocates on their behalf before all levels of government. www.ctia.org GSM Association (GSMA) The GSMA is a global trade association representing nearly 800 operators with more than 250 companies in the broader mobile ecosystem, including handset and device makers, software companies, equipment providers, and Internet companies, as well as organizations in adjacent industry sectors. In addition, more than 180 manufacturers and suppliers support the Association’s initiatives as associate members. The GSMA works on projects and initiatives that address the collective interests of the mobile industry, and of mobile operators in particular. www.gsma.com Commission for Complaints for Telecommunications Services (CCTS) An independent organization dedicated to working with consumers and service providers to resolve complaints about telephone and Internet services. Its structure and mandate were approved by the CRTC. www.ccts-cprst.ca For a more comprehensive glossary of industry and technology terms, go to rogers.com/glossary 2016 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 151 GLOSSARY

Corporate and shareholder information CORPORATE OFFICES Rogers Communications Inc. 333 Bloor Street East, Toronto, ON M4W 1G9 416-935-7777 CUSTOMER SERVICE AND PRODUCT INFORMATION 888-764-3771 or rogers.com

SHAREHOLDER SERVICES If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our transfer agent and registrar: CST Trust Company P.O. Box 700, Postal Station B Montreal, QC H3B 3K3, Canada 416-682-3860 or 800-387-0825 inquiries@canstockta.com Duplicate Mailings If you receive duplicate shareholder mailings from Rogers Communications, please contact CST Trust Company as detailed above to consolidate your accounts. INVESTOR RELATIONS

Institutional investors, securities analysts and others requiring additional financial information can visit rogers.com/investors or contact us at: 888-935-7777 or 416-935-7777 (outside North America) or investor.relations@rci.rogers.com

CORPORATE PHILANTHROPY For information relating to Rogers’ various philanthropic endeavours, refer to the “About Rogers” section of rogers.com SUSTAINABILITY Rogers is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, please visit rogers.com/csr STOCK EXCHANGE LISTINGS Toronto Stock Exchange (TSX): RCI.B – Class B Non-Voting shares (CUSIP # 775109200) RCI.A – Class A Voting shares (CUSIP # 775109101) New York Stock Exchange (NYSE): RCI – Class B Non-Voting shares (CUSIP # 775109200) DEBT SECURITIES For details of the public debt securities of the Rogers companies, please refer to the “Debt Securities” section under rogers.com/investors INDEPENDENT AUDITORS KPMG LLP ON-LINE INFORMATION Rogers is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit the Investor Relations section of rogers.com/investors where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, corporate social responsibility and our continuous disclosure materials, including quarterly financial releases, annual information forms and management information circulars. You may also subscribe to our news by email or RSS feeds to automatically receive Rogers news releases electronically. DIRECT DEPOSIT SERVICE Shareholders may have dividends deposited directly into accounts held at financial institutions. To arrange direct deposit service, please contact CST Trust Company as detailed earlier on this page. COMMON STOCK TRADING AND DIVIDEND INFORMATION Closing Price RCI.b on TSX Dividends Declared 2016 High Low Close per Share First Quarter $52.66 $46.15 $52.00 $0.48 Second Quarter $53.01 $48.34 $52.30 $0.48 Third Quarter $58.99 $52.30 $55.66 $0.48 Fourth Quarter $56.07 $50.15 $51.79 $0.48 Shares Outstanding at December 31, 2016 Class A 112,411,992 Class B 402,396,133 2017 Expected Dividend Dates Record Date*: Payment Date*: March 13, 2017 April 3, 2017 June 12, 2017 July 4, 2017 September 15, 2017 October 3, 2017 December 11, 2017 January 2, 2018 * Subject to Board approval Unless indicated otherwise, all dividends paid by Rogers Communications are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation. DIVIDEND REINVESTMENT PLAN (DRIP) Rogers offers a convenient dividend reinvestment program for eligible shareholders to purchase additional Rogers Communications shares by reinvesting their cash dividends without incurring brokerage fees or administration fees. For plan information and enrolment materials or to learn more about Rogers’ DRIP, please visit https:// www.canstockta.com/en/InvestorServices/ Dividend_Reinvestment_Plans/Overview_ Of_DRIPs/ or contact CST Trust Company as detailed earlier on this page. ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS Registered shareholders can receive electronic notice of financial reports and proxy materials by registering at https://www.canstockta.com/ en/InvestorServices/Delivery_of_Investor_ Materials/Electronic_Consent. This approach gets information to shareholders faster than conventional mail and helps Rogers protect the environment and reduce printing and postage costs. GLOSSARY OF TERMS For a comprehensive glossary of industry and technology terms, go to rogers.com/glossary CAUTION REGARDING FORWARD-LOOKING INFORMATION AND OTHER RISKS This annual report includes forward-looking statements about the financial condition and prospects of Rogers Communications that involve significant risks and uncertainties that are detailed in the “Risks and Uncertainties Affecting our Businesses” and “About Forward-Looking Information” sections of the MD&A contained herein, which should be read in conjunction with all sections of this annual report. The fibre used in the manufacture of the stock comes from well-managed forests, controlled sources and recycled wood or fibre. This annual report is recyclable. 2,355 litres of water saved 19 kg solid waste not created 52 kg CO2 of net greenhouse gases prevented 1,000,000 BTUs energy not consumed © 2017 Rogers Communications Inc. Other registered trademarks that appear are the property of the respective owners. Design: Ove Brand | Design, a division of Publicis Canada Facebook facebook.com/rogers Twitter twitter.com/rogersbuzz Google + google.com/+Rogers LinkedIn linkedin.com/company/rogers-communications 152 ROGERS COMMUNICATIONS INC. 2016 ANNUAL REPORT

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